SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Financial Statements as of

December 31, 2025 and 2024

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Table of Contents of the 2025 Financial Statements

Independent Auditor’s Report on Individual and Consolidated Financial Statements		F-3
Management Report		F-10
Statements of Financial Position		F-15
Statement of Income		F-17
Statement of Comprehensive Income		F-18
Statement of Changes in Equity		F-19
Statement of Cash Flows		F-20
Statement of Value Added		F-21
Notes to the Financial Statements		F-22
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Material accounting policy information
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Significant accounting estimates and judgments
7.	Cash and cash equivalents
8.	Financial investments
9.	Restricted cash
10.	Trade receivables
11.	Related-party balances and transactions
12.	Investments
13.	Contract assets
14.	Intangible assets and other concession assets
15.	Financial Asset of the Concession
16.	Property, plant, and equipment
17.	Borrowings and financing
18.	Financial instruments
19.	Derivative financial instruments and hedging transactions
20.	Taxes and Contributions
21.	Deferred PIS/Cofins taxes
22.	Deferred taxes and contributions
23.	Provisions
24.	Labor and social obligations
25.	Pension plan obligations
26.	Services payable
27.	Equity
28.	Earnings per share
29.	Operating segment information
30.	Operating revenue
31.	Operating costs and expenses
32.	Financial income, net
33.	Other operating income (expenses), net
34.	Commitments
35.	Supplemental cash flow information
36.	Events after the reporting period
Executive Officers’ Statement		F-106
Fiscal Council’s Opinion		F-108
Summary Annual Report of the Statutory Audit Committee		F-109

F-2

A free translation from Portuguese into English of Independent Auditor’s Report on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

Independent auditor’s report on individual and consolidated financial statements

The Shareholders, Board of Directors and Officers

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Opinion

We have audited the individual and consolidated financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), identified as individual and consolidated, respectively, which comprise the statement of financial position as at December 31, 2025 and the statements of income, of comprehensive income, of changes in equity, and of cash flows for the year then ended, and the notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying individual and consolidated financial statements present fairly, in all material respects, the Company’s individual and consolidated financial position as at December 31, 2025, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC), applicable to audits of financial statements in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

F-3

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, a description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in the context of the financial statements taken as a whole.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report, including in relation to these key audit matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Contract Asset Related to Service Concession Agreements

As mentioned in Note 13 to the individual and consolidated financial statements, in the year ended December 31, 2025, the Contract Asset related to service concession agreements is recognized at fair value during the construction period. This Contract Asset represent the right to consideration in exchange for goods or services transferred to the customer under the existing service concession agreements. The expenditures incurred on the infrastructure serving the concession are an essential component of the methodology applied by the granting authority for determining the tariff to be charged to end consumers and the indemnification to be received by the Company upon termination of the service concession agreements. As disclosed in Note 13 (i), additions to Contract Assets for the year amounted to R$14,430,593 thousand in the individual financial statements and R$14,437,363 thousand in the consolidated financial statements.

These transactions recognized in Contract Assets involve material amounts, are decentralized across various municipalities/projects, involve high transaction volumes, and require judgment in determining which expenditures qualify as investments in concession infrastructure that will be eligible for capitalization. Therefore, we considered this to be a key audit matter.

F-4

How our audit addressed this matter

Our audit procedures on concession-related Contract Assets included, among others, analyzing the nature of expenditures incurred in the construction of infrastructure during the year, analyzing their adherence to the terms of the existing service concession agreements and the applicable accounting standards; reviewing the supplier base and selecting samples for detailed testing of suppliers with the highest transaction volumes (by value or recurrence) during the year, applying unpredictability criteria to our sampling; evaluating the competence and reputation of key suppliers through media research, restrictive lists, and registration status; conducting field inspections of ongoing construction works, selected based on relevance and unpredictability criteria, to verify the existence of assets/infrastructure under construction; obtaining external confirmations from suppliers with the highest transaction volumes during the year (by value or recurrence); performing tests on journal entries, reviewing debits in the contract asset account against matching entries that were inconsistent with the nature of the transaction; and assessing the adequacy of the disclosures in the corresponding notes to the individual and consolidated financial statements as at December 31, 2025.

Based on the outcome of our audit procedures performed on the Contract Assets related to the service concession agreements, which are consistent with the executive board’s assessment, we consider that the criteria and assumptions adopted by the executive board, as well as the respective disclosures in Note 13, are acceptable in the context of the financial statements taken as a whole.

Revenue from sanitation services

As mentioned in Note 30 to the individual and consolidated financial statements, in the year ended December 31, 2025, revenue from the provision of water supply and sewage services, which comprises individual and consolidated net operating revenue, are recognized based on water consumption or on the rendering of services, it also includes unbilled revenue, which represents revenue incurred for services rendered but not billed by year-end, and are recognized based on estimates. These revenues involve highly dispersed and high-volume transactions, and in addition, measuring unbilled revenue involves the executive board’s judgment, considering the estimates required to identify and measure the volume of water supply and sewage services provided but not billed at year-end. Therefore, we considered this to be a key audit matter.

F-5

How our audit addressed this matter

Our audit procedures on revenue from sanitation services included, among others, performing correlation tests on journal entries among revenue, accounts receivable, and cash accounts; carrying out anchor testing on cash inflows utilized to settle accounts receivable; performing cut-off procedures, including reviewing transactions close to year end; analyzing changes in revenue, accounts receivable, and cash through substantive analytical procedures; testing debt balances recorded in revenue accounts, analyzing any transactions lacking matching entries consistent with the nature of the Company’s operations and business; performing substantive analytical procedures on unbilled revenue and recalculating a sample of invoices; as well as assessing the adequacy of the disclosures in the corresponding notes to the individual and consolidated financial statements as at December 31, 2025.

Based on the outcome of our audit procedures on revenue from sanitation services, which is consistent with the executive board’s assessment, we consider that the criteria and estimates adopted by the executive board, as well as the respective disclosures in Note 30 are acceptable in the context of the financial statements taken as a whole.

Other matters

Audit of corresponding figures

The Company’s financial statements for the year ended December 31, 2024 were audited by another independent auditor, who issued an unmodified audit report dated March 24, 2025.

Statements of value added

The individual and consolidated statements of value added (SVA) for the year ended December 31, 2025, prepared under the responsibility of Company’s executive board, and presented as supplementary information for the purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s individual and consolidated financial statements. To form our opinion, we evaluated if these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by Accounting Pronouncement CPC 09 – Statement of Value Added. In our opinion, these individual and consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Accounting Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

F-6

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The executive board is responsible for such other information, which comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this respect.

Responsibilities of the executive board and those charged with governance for the individual and consolidated financial statements

The executive board is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as the executive board determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, the executive board is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the executive board either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if they could, individually or as a whole, reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

F-7

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the executive board.
•	Conclude on the appropriateness of the executive board’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion.Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we comply with relevant ethical requirements, including those regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the actions taken to eliminate threats, or the safeguards applied.

F-8

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 16, 2026.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Original report in Portuguese signed by

Uilian Dias Castro de Oliveira

Accountant CRC SP-223185/O

F-9

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Management Report

2025 marked the first full cycle following Sabesp’s privatization and consolidated a period of significant transformation for the Company. We advanced with speed, discipline, and consistency, delivering concrete results and strictly executing our universalization plan.

Our conduct was driven by three central priorities:(i) full compliance with the requirements of the new concession agreement (new water and sewage units and service quality indicators), accelerating investments aimed at universalization and strengthening adherence to the regulatory framework; (ii) improving operational and commercial efficiency, increasing standards of quality, reliability, and customer service; and (iii) strengthening financial efficiency and corporate governance across people, processes, and technology.

Throughout the year, we invested R$ 15.2 billion in water supply and sewage infrastructure, surpassing all U-Factor targets for the 2024-2025 cycle. This included achieving 152% of the Water Units target, 133% of the Sewage Units target, and 134% of the Units for Sewage Treatment target. These investments brought health, dignity, and quality of life to approximately 1.8 million people who received access to treated water, 2.1 million who received sewage collection services, and 3.8 million individuals who now have their sewage treated. Additionally, we supported the local economy by generating more than 40,000 direct and indirect jobs during the year.

From an operational standpoint, we achieved significant results, with a 2-point increase in the NPS (Net Promoter Score) compared to 2024, demonstrating continuous improvement in customer experience. We modernized our metering infrastructure, installing approximately 1.5 million new meters this year, while simultaneously securing a contract for what will be the world's largest smart metering project in the water sector: 4.4 million IoT-enabled meters by 2029, supported by R$ 3.8 billion in already contracted investments.

On the corporate front, we advanced the consolidation of the Sabesp’s New Culture and made progress in the ‘Sabesp Gente’ program by welcoming 120 interns, 380 apprentices, and launching our first trainee program, selecting 22 new talents. We optimized our workforce, closing the year with 9,204 employees, a reduction of 13% compared to December 2024. We also completed the first full cycle of Zero-Based Budgeting, redesigning accounts and cost centers and reinforcing our internal governance and budget discipline.

In terms of sustainability, 2025 represents a leap in ambition. We formalized our decarbonization roadmap for 2035, establishing robust targets for absolute and relative reductions in greenhouse gas emissions (41%), even in a context of significant expansion of the volume of sewage treated, in line with universalization goals. As a result, we were honored with recognition from CDP, improving our rating from "C" to "B".

We continue to look to the future with responsibility, urgency, and long-term vision. The acquisition of EMAE represented a decisive step toward strengthening medium and long-term water security. With the Billings reservoir, we will be able to increase our water storage capacity by 52% and integrate essential water and energy assets, generating synergies with structuring programs such as Integra Tietê, which seeks to expand capacity, increase inter-basin transfers, and strengthen resilience to climate variability. In parallel, we expanded our energy transition strategy with self-generation projects totaling 186 MWm, reinforcing financial sustainability, reducing emissions, and increasing predictability in energy costs.

These advances demonstrate how Sabesp is preparing to operate with greater efficiency, resilience, and positive impact in the coming decades, combining structural investments, operational modernization, and strengthened governance. We thank all our stakeholders, including employees, partners, regulators, customers, suppliers, investors, and the communities we serve, for their support, trust, and continuous engagement throughout this transformation.

COMPANY OVERVIEW

Sabesp’s purpose is to connect people to a better future by delivering essential services with excellence and with a strong commitment to public health and environmental preservation. We are one of the largest sanitation companies in the world by number of customers, serving approximately 30 million people with water supply services and 27 million people with sewage collection and treatment services in 2025.

F-10

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

In addition to operating directly in 375 municipalities, the Company holds minority stakes in three companies that provide water supply and sewage collection and treatment services, as well as six other companies that operate in the energy, paving, and sanitation-related services sectors. Detailed information on these investee companies is presented in Note 12 to the 2025 Financial Statements.

The Company’s shares are listed on the “Novo Mercado” segment of B3 under the ticker “SBSP3” since April 2002, and on the New York Stock Exchange “NYSE”, in the form of Level III American Depositary Receipts “ADRs”, under the ticker “SBS” since May 2002.

PEOPLE AND CULTURE

In 2025, Sabesp advanced in consolidating a New Culture, reinforcing the Company’s identity and supporting the transformations underway. This process was developed through extensive internal listening and analysis, aligning the purpose of connecting people to a better future with practices that ensure operational excellence, socio-environmental responsibility, and positive impact for society.

The New Culture resulted from the active participation of multiple areas and organizational levels, establishing guiding principles that shape our actions: customer focus, trust-based collaboration, ownership with a holistic view, ethics, and purpose-driven execution. More than values, these principles reinforce alignment between strategy and behavior and support a more modern and agile Sabesp, prepared for the challenges of our sector.

In people management, the “Sabesp Gente” Program supported this cultural journey through initiatives aimed at talent attraction, workforce renewal, and sustainable workforce management. In 2025, the Company hired 120 interns, 380 apprentices, and launched its first trainee program, selecting 22 new talents. Sabesp also implemented a new Voluntary Dismissal Program (PDV) to support career transitions. These actions combine the experience of the technical workforce with the energy of new generations, strengthening the Company’s execution capacity throughout the universalization cycle.

Through the New Culture and “Sabesp Gente”, we reinforce an environment where desired behaviors are recognized, talent has opportunities to grow, and decisions are guided by purpose, ethics, and responsibility toward people and future generations. This cultural foundation is essential to ensure that Sabesp continues to advance consistently, aligning operational excellence, sustainability, and the development of its human capital.

SUSTAINABILITY

Sabesp’s ESG strategy advanced significantly in 2025. Under the climate pillar, the Company formalized emission-reduction targets through 2035: (i) 41% reduction in emissions intensity (tCO₂/ ‘000m³ of treated sewage), (ii) 15% reduction in combined total emissions from Scopes 1, 2, and 3, and (iii) 43% reduction in Scope 2 emissions through self-generation and the purchase of clean energy. These targets were established alongside the expansion of treatment volumes, demonstrating that it is possible to grow while reducing carbon intensity.

To enable the energy transition, the Company executed long-term self-generation contracts with Casa dos Ventos (126 MWm) and Engie (60 MWm), in addition to 32 photovoltaic plants already commissioned, totaling 44 MWp in operation. These initiatives reduce costs, volatility, and emissions while strengthening business resilience.

Furthermore, at the Barueri, São Miguel, and Lavapés sewage treatment plants, the Company is advancing the implementation of solutions focused on reducing operating costs and increasing energy efficiency. Key initiatives include: (i) biogas utilization, enabling the generation and use of biogas produced onsite for power generation and for thermal sludge drying using heat from biogas combustion, and (ii) implementation of a sludge pipeline at the Parque Novo Mundo sewage treatment plant, replacing road transport with pipeline transport, which will reduce logistics costs, increase operational reliability, and significantly reduce the Company’s carbon footprint.

From a water-security and resilience perspective, Sabesp continues to strengthen the Integrated Metropolitan System through increased storage capacity, expanded capacity for transfers between systems, production-capacity expansion

F-11

Companhia de Saneamento Básico do Estado de São Paulo – SABESP projects, and indirect water-reuse initiatives. By 2030, the Company expects to add at least 12.8 m³/s of capacity through retrofits, expansions, three indirect reuse projects, reactivation of the Billings–Taiaçupeba interconnection, and the Paraíba do Sul–Alto Tietê transfer, with estimated Capex of R$ 8.2 billion, anticipated from the second tariff cycle.

In governance and transparency, the Company achieved a CDP Climate score of B, an improvement compared to 2024, reflecting progress in managing climate-related risks and opportunities.

EXTERNAL AUDIT SERVICES

In the fiscal year ended December 31, 2025, the Company did not engage any services other than audit services from its external auditors.

ECONOMIC AND FINANCIAL PERFORMANCE

In 2025, Sabesp reached R$ 37.6 billion in net revenue (+4% vs. 2024) and R$ 8.5 billion in Net Income (-12% vs. 2024). It is important to note that, in 2024, the bifurcation of the financial asset generated a gain of approximately R$ 5.5 billion in the Company’s Net Income. Adjusting for the effect of financial asset remeasurement, the Company’s Net Income amounted to R$ 6.3 billion, an increase of 22% y/y. Finally, the Company announced the distribution of R$ 1.8 billion to its shareholders in IoE ("Interest on Equity").

Financial Asset Bifurcation (Indemnity)

In 2024, following the completion of the privatization process and the execution of the agreement with URAE-1 on July 23, 2024, the Company recognized the bifurcation of the financial asset related to concession assets, previously classified solely as intangible assets. The financial asset corresponds to reversible investments that are not fully amortized by the end of the contract term (October 2060), which will be indemnified as set forth in the URAE-1 agreement. The recognition of this financial asset generated the following impacts in 2024: R$ 9,161 million in gross revenue and R$ 5,481 million in net income. For further information, refer to Note 16 of the 2024 Financial Statements.

Net revenue from sanitation services increased 2.2% y/y in 2025, reaching R$ 22.2 billion, explained by:

• +3.7% in net price: removal of discounts to large clients (“Demanda Firme”);

• +2.4% in billed volume: growth in new units;

• (1.8)% in mix: increase in vulnerable customers eligible for subsidized tariffs (from 2.0 million to 3.2 million registered customers, annual average);

• (2.1)% FAUSP: in 2024 FAUSP began only in the second half of the year and the rate was revised in August 2025

	Billed Volume (million de m³)			Average Tariff (R$/m³)
Category	2025	2024	%	2025	2024	%
Residential	3,764	3,683	2.2	4.07	4.22	(3.4)
Commercial	396	386	2.4	14.78	14.28	3.5
Industrial	74	74	(0.2)	19.23	16.94	13.5
Total Retail	4,233	4,143	2.2	5.34	5.38	(0.8)
Wholesale	54	60	(10.1)	2.78	2.56	8.8
Other¹	120	113	6.3	18.15	18.87	(3.8)
Consolidated Total	4,407	4,316	2.1	5.66	5.70	(0.7)

F-12

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

ADMINISTRATIVE COSTS AND EXPENSES

In 2025, costs and expenses reached R$ 11.2 billion, an improvement of 13.8% compared to 2024, mainly due to developments in the following lines: (i) general expenses (-54.5% y/y) related to advance transfers to municipal funds (FMSAI); (ii) general materials (-29.3% y/y) due to process standardization and contract reviews throughout the year; and (iii) personnel (-9.9% y/y) due to a 13% reduction in the workforce.”

INVESTMENTS

In 2025, capex totaled R$ 15,202 million, an increase of 120% compared to the same period of the previous year. By the end of the first tariff cycle, in 2029, the Company estimates approximately R$ 70 billion in investments to achieve the universalization of water supply and sewage services across the 371 municipalities that comprise URAE-1.

	2025	2024	Var. (R$)%
Water	4,921	2,891	2,030	70.2
Sewage	10,280	4,020	6,260	155.7
Total	15,202	6,911	8,290	120.0

LEVERAGE AND CAPITAL STRUCTURE

In 2025, Sabesp issued R$ 18.7 billion in debt instruments to finance investments related to universalization. In addition, 2025 was focused on reducing the cost of debt, which closed the year at CDI – 0.20%, and on extending maturities, with an average debt maturity of 5.6 years at the end of 2025.

Even with the year’s borrowings, the Company’s Leverage Ratio increased only 5p.p. y/y, supported by strong cash generation during the period. The net debt/Adjusted EBITDA ratio ended the year at 2.2x, a healthy level for companies in the sector.

R$ million	As of December 31
	2025	2024
Total borrowings and financing (Gross Debt)	40,142	25,258
(-) Cash and cash equivalents	(4,663)	(1,683)
(-) Financial investments	(7,708)	(3,700)
(=) Net debt	27,771	19,876
(+) Total Equity	42,401	36,928
(=) Total Capital	70,172	56,804
Leverage Ratio	40%	35%

The Company believes that its capital structure is well suited to its operations and industry. Historically, these capitalization metrics have enabled the Company to access official and multilateral banks, manage current investment levels, and maintain a favorable debt profile, characterized by long-term, low-cost financing.

As of December 31, 2025, the Company’s equity reached R$ 42.4 billion (+15% vs. 2024). This increase was driven by retained earnings generated in 2025.

F-13

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

R$ million	As of December 31
	2025	2024
Providers of capital – current	5,093	3,134
Providers of capital – noncurrent	35,049	22,124
Shareholders – Equity	42,401	36,928
Total capitalization	82,543	62,186

PAYMENT OF INTEREST ON EQUITY (IoE)

On December 18, 2025, the Board of Directors approved the crediting of Interest on Equity in the total gross amount of R$ 1,798,000, corresponding to R$ 2.643892990 per share, to be paid on April 30, 2026, as per the Notice to the Market.

SHARES BUYBACK PROGRAM

On May 12, 2025, the Board of Directors approved the Share Repurchase Plan, authorizing the acquisition of up to 6,904,170 common shares (approximately 1% of the total, on a fully diluted basis) for a period of 18 months (from 05/13/2025 to 11/12/2026). The primary purpose of the program is to serve the Company’s long-term incentive plans (Restricted Shares and Performance Shares) approved on 04/29/2025, while also allowing the Company to hold shares in treasury for future cancellation or sale. On the date of approval, the Company’s share capital consisted of 683,509,868 common shares (and 1 golden share), with no treasury shares. Shares buyback were and will continue to be carried out on B3’s trading platform.

Based on the shareholding position as of December 31, 2025, the Company held: (a) 703,773,869 outstanding shares, as defined under Article 67 of CVM Resolution No. 80/22; and (b) 3,554,431 treasury shares, representing approximately 0.5% of the Company’s total outstanding shares.

CAPITAL INCREASE

At the same meeting held on December 18, 2025, the Board of Directors approved a capital increase in the amount of R$ 2,810,000, within the limit of the authorized capital, through the capitalization of part of the balance of profit reserves, with the issuance of 20,264,000 new common shares (registered, book-entry, and with no par value). These shares will be granted free of charge to shareholders at the ratio of 0.029646975 new share for each common share held as of the shareholding position on 12/23/2025, pursuant to Article 169 of Law 6,404/76. The capitalized profits relate to periods prior to 2024.

F-14

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Statements of Financial Position as of December 31, 2025 and 2024

In thousands of reais

		Individual		Consolidated
	Note	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Current Assets
Cash and cash equivalents	7	4,569,998	1,681,204	4,663,226	1,682,606
Financial investments	8	7,693,630	3,694,029	7,707,745	3,699,694
Trade receivables	10 (a)	4,406,829	3,887,952	4,413,449	3,894,557
Accounts receivable from related parties	11 (a)	276,282	319,514	276,388	319,546
Inventories		21,863	10,524	22,061	10,818
Restricted cash	9	9,575	37,715	9,575	37,715
Taxes Recoverable	20 (a)	1,295,237	800,797	1,295,310	800,811
Derivative financial instruments	19	-	67,440	-	67,440
Assets held for sale		26,864	-	26,864	-
Other assets		159,500	99,582	141,892	95,673
Total current assets		18,459,778	10,598,757	18,556,510	10,608,860

Non-Current Assets
Financial investments	8	-	769,057	-	769,057
Trade receivables	10 (a)	258,544	327,798	258,544	327,798
Accounts receivable from related parties	11 (a)	862,782	908,875	862,782	908,875
Escrow Deposits		120,021	139,222	120,021	139,222
Water and Basic Sanitation National Agency - ANA		2,250	1,993	2,250	1,993
Other assets		31,259	306,085	31,259	135,227
Investments	12	494,088	215,803	254,358	215,803
Investment properties		49,933	46,630	49,933	46,630
Contract assets and other concession assets	13	11,006,489	4,872,410	11,018,516	4,877,667
Financial asset of the concession	15	21,665,330	17,601,626	21,665,330	17,601,626
Intangible assets	14	50,354,751	44,628,468	50,492,473	44,771,124
Property, plant, and equipment	16	890,791	561,548	890,791	561,548
Total non-current assets		85,736,238	70,379,515	85,646,257	70,356,570

Total Assets		104,196,016	80,978,272	104,202,767	80,965,430

The accompanying notes are an integral part of these financial statements.

F-15

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Statements of Financial Position as of December 31, 2025 and 2024

In thousands of reais

		Individual		Consolidated
	Note	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Current Liabilities
Trade payables and contractors		2,398,445	768,371	2,400,046	766,609
Services payable	26	2,767,899	1,434,998	2,772,416	1,438,507
Borrowings and financing	17	5,132,890	3,133,850	5,092,816	3,133,850
Labor and social obligations	24	699,629	1,286,193	699,629	1,286,193
Taxes and contributions payable	20 (b)	614,078	589,110	615,592	591,271
Deferred PIS/Cofins taxes	21	89,049	-	89,049	-
Dividends and interest on capital payable	27 (c)	2,059,850	2,275,890	2,059,850	2,275,890
Provisions	23 (a)	1,370,013	1,546,184	1,370,013	1,546,185
Public-Private Partnership - PPP	14 (c)	469,687	452,323	469,687	452,323
Derivative financial instruments	19	521,832	-	661,421	-
Performance Agreements	14 (f)	120,776	287,109	120,776	287,109
Other liabilities		201,620	194,293	201,619	194,308
Total current liabilities		16,445,768	11,968,321	16,552,914	11,972,245

Non-Current Liabilities
Borrowings and financing	17	35,168,713	22,124,447	35,049,531	22,124,447
Deferred income and social contribution taxes	22 (a)	3,129,908	2,661,891	3,129,908	2,661,891
Deferred PIS/Cofins	21	1,191,916	1,117,804	1,191,916	1,117,804
Provisions	23 (a)	533,399	895,495	533,399	895,495
Pension plan obligations	25	2,140,161	1,931,145	2,140,161	1,931,145
Public-Private Partnership - PPP	14 (c)	2,856,008	2,853,896	2,856,008	2,853,896
Performance Agreements	14 (f)	6,151	137,441	6,151	137,441
Other liabilities		322,868	359,778	341,655	343,012
Total non-current liabilities		45,349,124	32,081,897	45,248,729	32,065,131

Total liabilities		61,794,892	44,050,218	61,801,643	44,037,376

Equity
Capital stock	27 (a)	21,210,000	15,000,000	21,210,000	15,000,000
Capital reserves	27 (d)	30,219	-	30,219	-
Earnings reserves		21,518,212	21,647,715	21,518,212	21,647,715
Treasury shares		(475,385)	-	(475,385)	-
Equity valuation adjustments		118,078	280,339	118,078	280,339

Total equity	27	42,401,124	36,928,054	42,401,124	36,928,054

Total Liabilities and Equity		104,196,016	80,978,272	104,202,767	80,965,430

The accompanying notes are an integral part of these financial statements.

F-16

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Statements of Income for the

Years ended December 31, 2025 and 2024

In thousands of reais, unless otherwise stated

		Individual		Consolidated
	Note	2025	2024	2025	2024
Net operating revenue	30	38,049,567	36,106,921	38,092,050	36,145,477
Operating costs	31	(23,960,423)	(16,580,263)	(23,991,688)	(16,603,073)

Gross profit		14,089,144	19,526,658	14,100,362	19,542,404

Selling expenses	31	(742,111)	(916,404)	(743,276)	(917,589)
Allowance for doubtful accounts	10 (c)	(61,450)	(557,126)	(62,067)	(557,789)
Administrative expenses	31	(1,010,532)	(2,307,452)	(1,018,282)	(2,311,438)
Other operating income (expenses), net	33	273,071	(280,450)	274,731	(280,450)
Equity accounting	12	48,644	21,622	48,153	35,322

Profit from operations before financial income (expenses)		12,596,766	15,486,848	12,599,621	15,510,460

Financial income, net	32	(900,253)	(1,848,591)	(897,770)	(1,867,652)

Profit before income tax and social contribution		11,696,513	13,638,257	11,701,851	13,642,808

Income and social contribution taxes
Current	22 (c)	(2,736,903)	(1,298,097)	(2,742,241)	(1,302,648)
Deferred	22 (c)	(497,551)	(2,760,597)	(497,551)	(2,760,597)
		(3,234,454)	(4,058,694)	(3,239,792)	(4,063,245)

Profit for the period		8,462,059	9,579,563	8,462,059	9,579,563
Earnings per share - basic and diluted (in reais)	28	12.37	14.02	12.37	14.02

The accompanying notes are an integral part of these financial statements.

F-17

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2025 and 2024

In thousands of reais

		Individual and Consolidated
	Note	2025	2024

Profit for the period		8,462,059	9,579,563
Items which will be subsequently reclassified to the income statement:		(162,261)	133,977
Retained earnings (accumulated losses) on cash flow hedge, net of taxes	20	8,350	(8,350)
Actuarial retained earnings (accumulated losses) on Defined Benefit Plans, net of taxes	25	(170,611)	142,327

Total comprehensive income for the period		8,299,798	9,713,540

The accompanying notes are an integral part of these financial statements.

F-18

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Statement of Changes in Equity for the

Years ended December 31, 2025 and 2024

In thousands of reais, unless otherwise stated

				Earnings reserves
	Note	Capital Stock	Treasury shares	Capital reserve	Legal reserve	Investment reserve	Complementary minimum dividend	Retained Earnings/Accumulated Losses	Equity valuation adjustments	Total
Individual
Balances as of December 31, 2023		15,000,000	-	-	1,864,605	12,753,361	93,048	-	146,362	29,857,376
Profit for the period		-	-	-	-	-	-	9,579,563	-	9,579,563
Gains and losses on financlal instruments	19	-	-	-	-	-	-	-	(8,350)	(8,350)
Actuarial gains and (losses)	25	-	-	-	-	-	-	-	142,327	142,327
Total comprehensive income/(loss) for the period		-	-	-	-	-	-	9,579,563	133,977	9,713,540
Legal reserve	27 (d)	-	-	-	478,978	-	-	(478,978)	-	-
Interest on capital (R$ 2.28 per share)	27 (c)	-	-	-	-	-	-	(1,556,454)	-	(1,556,454)
Dividends for the year (R$ 1,05 per share)	27 (c)	-	-	-	-	-	-	(718,692)	-	(718,692)
Complementary minimum dividends of 2023, approved (R$ 0,14 per share)	27 (c)	-	-	-	-	-	(93,048)	-	-	(93,048)
Withholding income tax on interest on capital attributed as minimum mandatory dividends		-	-	-	-	-	-	(274,668)	-	(274,668)
Transfers to the investment reserve	27 (e)	-	-	-	-	6,550,771	-	(6,550,771)	-	-
Balance as of December 31, 2024		15,000,000	-	-	2,343,583	19,304,132	-	-	280,339	36,928,054
Individual and Consolidated
Profit for the period		-	-	-	-	-	-	8,462,059	-	8,462,059
Gains and losses on financlal instruments	19	-	-	-	-	-	-	-	8,350	8,350
Actuarial gains and (losses)	25	-	-	-	-	-	-	-	(170,611)	(170,611)
Total comprehensive income/(loss) for the period		-	-	-	-	-	-	8,462,059	(162,261)	8,299,798
Capital increase	27 (b)	6,210,000	-	-	-	(6,210,000)	-	-	-	-
Treasuty shares	27 (h)	-	(475,385)	-	-	-	-	-	-	(475,385)
Long-Term Incentive Plan	27 (i)	-	-	30,219	-	-	-	-	-	30,219
Set-up of Reserves	27 (d)	-	-	-	423,103	-	-	(423,103)	-	-
Interest on equity (December 19, 2025)	27 (c)	-	-	-	-	-	-	(1,528,300)	-	(1,528,300)
Withholding Income Tax (IRRF) on interest on equity assigned as mandatory minimum dividends (December 19, 2025)	27 (c)	-	-	-	-	-	-	(269,701)	-	(269,701)
Interest on equity	27 (c)	-	-	-	-	-	-	(481,439)	-	(481,439)
Withholding Income Tax (IRRF) on interest on equity assigned as mandatory minimum dividends	27 (c)	-	-	-	-	-	-	(102,122)	-	(102,122)
Transfers to investment reserve	27 (e)	-	-	-	-	5,657,394	-	(5,657,394)	-	-
Balances as of December 31, 2025		21,210,000	(475,385)	30,219	2,766,686	18,751,526	-	-	118,078	42,401,124

The accompanying notes are an integral part of these financial statements.

F-19

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Statements of Cash Flows for the

Years ended December 31, 2025 and 2024

In thousands of reais (continued)

	Individual		Consolidated
	2025	2024	2025	2024
Cash flows from operating activities
Profit before income and social contribution taxes	11,696,513	13,638,257	11,701,851	13,642,808
Adjustments for reconciliation of net income:
Depreciation and amortization	2,203,829	2,671,709	2,208,762	2,676,642
Residual value of property, plant and equipment, intangible assets and investment properties written-off	162,120	171,173	162,121	171,173
Allowance for doubtful accounts	61,450	557,126	62,067	557,789
Provisions and inflation adjustments on provisions	(241,134)	801,179	(241,134)	801,179
Interest calculated on borrowings and financing payable	3,571,181	1,796,070	3,571,181	1,796,070
Inflation adjustment and exchange gains (losses) on borrowings and financing	-	528,935	-	528,935
Interest and inflation adjustments, net	(2,815,102)	(237,136)	(2,816,414)	(237,617)
Derivative Financial Instruments	123,880	(300,155)	123,880	(300,155)
Financial Charges from Customers	(420,949)	(437,811)	(420,962)	(437,811)
Construction Margin on Intangible Assets arising from Concession Agreements	-	(139,856)	-	(139,976)
Provision for Consent Decree (TAC), Knowledge Retention Program (KRP) and Incentivized Dismissal Program (IDP) and Voluntary Dismissal Program (VDP)	105,187	354,078	105,187	354,078
Equity Accounting	(48,644)	(21,622)	(48,153)	(35,322)
Interest and inflation adjustment (PPP)	499,968	589,330	499,968	589,330
Municipal Transfers	594,688	309,807	595,045	309,807
Pension plan obligations	175,778	161,505	175,778	161,505
Deferred PIS and Cofins on financial asset of the concession	179,084	822,482	179,084	822,482
Financial Asset of the concession - restatement	(1,676,434)	(9,151,310)	(1,676,434)	(9,151,310)
Other adjustments	(505,673)	108,901	(504,021)	108,901
	13,665,742	12,222,662	13,677,806	12,218,508
Changes in assets
Trade receivables	1,496,597	(438,376)	1,503,136	(442,312)
Related-party balances and transactions	221,875	(25,396)	221,801	(25,429)
Inventories	24,126	(13,546)	24,222	(13,785)
Taxes Recoverable	153,188	(306,152)	153,129	(306,163)
Escrow Deposits	26,359	50,547	19,201	50,547
Other assets	4,065	(98,576)	122,644	(2,668)

Changes in liabilities
Trade payables and contractors	(1,084,563)	(435,781)	(1,082,801)	(437,694)
Services payable	738,213	375,965	738,864	377,968
Labor and social obligations	(701,066)	77,973	(701,066)	77,973
Taxes and contributions payable	(521,684)	265,244	(522,780)	265,189
Deferred PIS/Cofins	(15,923)	131,225	(15,923)	131,225
Provisions	(297,133)	(185,932)	(297,134)	(185,932)
Pension plan obligations	(267,190)	(227,233)	(267,190)	(227,233)
Other liabilities	(16,226)	(261,739)	1,909	(335,726)
Cash generated from operations	13,426,380	11,130,885	13,575,818	11,144,468

Interest Paid	(2,696,320)	(1,976,694)	(2,696,320)	(1,976,694)
Income tax and social contribution paid	(2,513,494)	(1,760,367)	(2,518,383)	(1,763,206)

Net cash generated from operating activities	8,216,566	7,393,824	8,361,115	7,404,568

Cash flows from financing activities
Acquisition of contract assets, intangible assets and property, plant and equipment	(13,735,223)	(8,025,537)	(13,740,392)	(8,030,674)
Restricted cash	(27,509)	17,229	(27,509)	17,229
Financial investments - Investment	(32,738,538)	(6,438,036)	(32,763,101)	(6,456,564)
Financial investments - Redemption	30,809,403	5,289,481	30,826,828	5,303,658
Financial investments - Noncurrent	-	(769,057)	-	(769,057)
Dividends received	16,945	-	16,945	-
Capital increase in investees	(102,056)	(40,234)	(16,393)	(40,234)
Net cash used in investment activities	(15,776,978)	(9,966,154)	(15,703,622)	(9,975,642)

Cash flows from financing activities
Borrowings and financing
Funding	18,462,151	6,870,754	18,336,072	6,870,754
Amortization	(4,295,849)	(2,246,263)	(4,295,849)	(2,246,263)
Payment of interest on capital	(2,363,776)	(928,851)	(2,363,776)	(928,851)
Public-Private Partnership - PPP	(480,492)	(569,725)	(480,492)	(569,725)
Program Contract Commitments	-	(35,497)	-	(35,497)
Derivative financial instruments - Paid/received	(397,443)	324,778	(397,443)	324,778
Treasury shares	(475,385)	-	(475,385)	-
Net cash generated from (used in) financing activities	10,449,206	3,415,196	10,323,127	3,415,196

Increase / (decrease) in cash and cash equivalents in the year	2,888,794	842,866	2,980,620	844,122

Represented by:
Cash and cash equivalents at the beginning of the year	1,681,204	838,338	1,682,606	838,484
Cash and cash equivalents at the end of the year	4,569,998	1,681,204	4,663,226	1,682,606
Increase / (decrease) in cash and cash equivalents in the year	2,888,794	842,866	2,980,620	844,122

The accompanying notes are an integral part of these financial statements.

F-20

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Statements of Value Added for the

Years ended December 31, 2025 and 2024

In thousands of reais (continued)

		Individual		Consolidated
	Note	2025	2024	2025	2024
Revenue
Sanitation services (includes FAUSP)	30	23,757,444	23,464,821	23,794,887	23,499,676
Financial asset of the concession		1,676,434	9,151,310	1,676,434	9,151,310
Construction	30	14,430,593	6,220,581	14,437,363	6,225,871
Other revenue		505,354	64,587	505,354	64,587
Allowance for doubtful accounts	10 (c)	(61,450)	(557,126)	(62,067)	(557,789)
		40,308,375	38,344,173	40,351,971	38,383,655
Inputs purchased from third parties
Operating and construction costs		(18,391,956)	(10,255,112)	(18,405,676)	(10,272,227)
Materials, electricity, outsourced services, and others		(770,886)	(2,251,999)	(785,461)	(2,254,677)
Other operating expenses	33	(220,234)	(339,513)	(220,234)	(339,513)
		(19,383,076)	(12,846,624)	(19,411,371)	(12,866,417)

Gross value added		20,925,299	25,497,549	20,940,600	25,517,238

Retentions
Depreciation and amortization	31	(2,203,829)	(2,671,709)	(2,208,762)	(2,676,642)

Wealth created by the Company		18,721,470	22,825,840	18,731,838	22,840,596

Wealth received in transfer
Equity Accounting	12	48,644	21,622	48,153	35,322
Financial income		3,618,328	1,126,426	3,619,978	1,114,115
		3,666,972	1,148,048	3,668,131	1,149,437

Total value added to distribute		22,388,442	23,973,888	22,399,969	23,990,033

Value added distribution

Personnel
Direct Compensation		1,658,383	2,543,481	1,659,440	2,545,043
Benefits		945,497	640,138	945,497	640,138
Guarantee Fund for Length of Service (FGTS)		300,171	195,077	300,171	195,077
		2,904,051	3,378,696	2,905,108	3,380,258
Taxes, fees, and contributions
Federal		5,547,432	7,272,178	5,553,026	7,279,817
State		198,158	174,544	203,867	174,721
Municipal		81,771	68,759	81,771	68,775
		5,827,361	7,515,481	5,838,664	7,523,313
Value distributed to providers of capital
Interest, exchange rate changes and inflation adjustments		5,170,715	3,469,401	5,169,882	3,476,152
Rentals		24,256	30,747	24,256	30,747
		5,194,971	3,500,148	5,194,138	3,506,899
Value distributed to shareholders
Interest on Equity		2,381,562	1,831,122	2,381,562	1,831,122
Dividend distribution		-	718,692	-	718,692
Retained earnings		6,080,497	7,029,749	6,080,497	7,029,749
		8,462,059	9,579,563	8,462,059	9,579,563

Value added distributed		22,388,442	23,973,888	22,399,969	23,990,033

The accompanying notes are an integral part of these financial statements.

F-21

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or “Company”) is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. The Company is engaged in the provision of basic and environmental sanitation services in São Paulo State, and supplies treated water and sewage services on a wholesale basis. SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets.

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (“NYSE”) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Approvals

The financial statements were approved by the Board of Directors on March 16, 2026.

2	Basis of preparation and presentation of the financial statements

The Company's financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and which were approved by the Brazilian Securities and Exchange Commission (“CVM”). All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements were prepared based on historical cost, except for certain financial instruments measured at their fair values when required by the standards.

The preparation of the financial statements, in compliance with IFRS and CPCs, requires the use of certain essential accounting estimates. In addition, it requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas that involve a greater degree of judgment or complexity or which assumptions and estimates are significant to the financial statements are described in Note 6.

The Company prepared the financial statements on a going concern basis.

The amounts disclosed in the Notes are presented in thousands of reais, unless otherwise stated.

3	Summary of material accounting policy information

The accounting practices are presented in the respective notes for a better understanding of the recognition and measurement basis applied in the preparation of the financial statements.

3.1	Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2025. The Company controls an entity when (i) it has power over the investee; (ii) it is exposed or is

F-22

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

entitled to the variable returns arising from its involvement with the investee; and (iii) it has the ability to use this power to influence its returns.

When the Company does not hold the majority of the voting rights in an investee, it will have power over the investee when the voting rights are sufficient to effectively enable it to conduct the relevant activities of the investee unilaterally.

The financial statements of the subsidiary are included in the consolidated financial statements from the date on which the Company obtains control until the date on which this control ceases to exist. The revenues and expenses of a subsidiary acquired or disposed of during the year are included in the income statement from the date on which the Company obtains control until the date on which the Company ceases to control the subsidiary.

The consolidated financial statements were prepared for the same reporting date of the individual financial statements.

All intra-group balances, revenues and expenses and unrealized gains and losses arising from intra-group transactions were eliminated. The other comprehensive income of the subsidiaries, when applicable, will be recorded directly in the Company's equity under "other comprehensive income".

In the individual financial statements, the investments of the Company in its subsidiaries are accounted for based on the equity accounting method.

For details of the consolidation basis, as well as the Company's percentage interest in its subsidiaries, see Note 12.

3.2	Statement of Value Added (SVA)

This statement is intended to show the wealth generated by the Company and its distribution during a given period and is presented as required by accounting practices adopted in Brazil, as supplementary information to the financial statements for IFRS purposes.

The DVA was prepared based on information obtained from the accounting records that support the preparation of the financial statements. The first part presents the wealth created by the Company represented by revenue, inputs purchased from third parties and retentions, as well as the wealth received in transfer, represented by equity accounting and financial income. The second part presents the value added distribution among personnel, taxes, fees and contributions, value distributed to providers of capital and value distributed to shareholders.

3.3	Foreign currency balance translation

(a)	Functional currency and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the parent company and the presentation currency of the Company's individual and consolidated financial statements is the Brazilian real. Each group entity determines its own functional currency, and in those whose functional currencies are different from the real, the financial statements are translated into the real on the reporting date.

F-23

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated
(b)	Foreign currency translation

Transactions in foreign currency are initially recorded at the exchange rate of the functional currency in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated using the closing exchange rate at the reporting date.

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency are recognized in the income statement, except for borrowings and financing that are related to property, plant and equipment or intangible assets in progress, and foreign exchange losses are recognized against the asset itself while it is in progress, as described in the accounting policy of Note 17.

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations of standards that became effective for periods beginning on or after January 1, 2025

The amendments to CPC 02 (R2) / IAS 21 – The Effects of Changes in Foreign Exchange Rates; CPC 37 (R1) / IFRS 1 – First-time Adoption of International Financial Reporting Standards; CPC 18 (R3) / IAS 28 – Investments in Associates, Subsidiaries and Joint Ventures; ICPC 09 – Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method; and OCPC 10 – Carbon Credits (tCO2e), Emission Allowances, and Decarbonization Credits (CBIO), did not have any impact on the disclosures or amounts recognized in the annual financial statements.

4.2	New standards, amendments and interpretations of standards that are not yet effective

The Company has not adopted in advance and is evaluating the impacts on the disclosures or amounts recognized in the financial statements related to the following new and revised IFRSs that management deems applicable to the Company:

F-24

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Standard	Description	Impact

Amendments to CPC 48 / IFRS 9 – Financial Instruments and CPC 40 (R1) / IFRS 7 – Financial Instruments: Disclosures[1]

Derecognition of financial liability settled by electronic transfer: the amendments allow the Company to consider as settled a financial obligation (or part of the financial obligation) that will be settled through an electronic payment system before the settlement date, if specific criteria are met. If an entity chooses to apply this accounting policy, it will be required to apply it to all settlements made through the same electronic payment system.

Contractual terms that are consistent with a basic lending agreement: the amendments provide guidance on how to assess whether the contractual cash flows of a financial asset are consistent with a basic lending agreement.

Financial assets with “non-recourse” characteristics: the amendments improve the description of the term “non-recourse”, in particular to specify that a financial asset has this characteristic when the entity's final right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Contractually linked instruments: the amendments clarify the characteristics of contractually linked instruments that differentiate them from other transactions, highlighting that these instruments establish an order of priority in payments to holders of financial assets through multiple linked instruments, using a waterfall payment structure.

Investment in equity instrument designated at fair value through other comprehensive income: The requirements of CPC 40 / IFRS 7 were amended to require the disclosure of the fair value gain or loss recognized in comprehensive income during the period, separately disclosing the fair value gain or loss related to investments written off in the period and the fair value gain or loss related to investments held at the end of the period.

Contractual terms that may change the timing or amount of the contractual cash flows: the amendments require the disclosure of the contractual terms that may change the timing or amount of the contractual cash flows in the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in the basic borrowing risks and costs. The requirements apply to each class of financial asset measured at amortized cost or at fair value through other comprehensive income, as well as to each class of financial liability measured at amortized cost.

The Company does not expect any effects arising from this Standard.

F-25

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Standard	Description	Impact

CPC 51 / IFRS 18 – Presentation and Disclosure in Financial Statements[2]

CPC 51 / IFRS 18 replaces CPC 26 (R1) / IAS 1 – Presentation of Financial Statements, transferring several of the unaltered requirements of CPC 26 (R1) and supplementing them with the new requirements. In addition, some paragraphs of CPC 26 (R1) were moved to CPC 23 / IAS 8 - IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors and CPC 40 (R1) / IFRS 7 – Financial Instruments: Disclosures. IASB also implemented minor changes to CPC 03 (R2) / IAS 7 – Statement of Cash Flows and CPC 41 / IAS 33 – Earnings per Share.

The Company is evaluating the impacts and effects of adopting this Standard.
IFRS 19 – Subsidiaries without Public Accountability: disclosures[2]

IFRS 19 allows an eligible subsidiary to provide reduced disclosures when applying Accounting Standards in the financial statements. The subsidiary is eligible for reduced disclosures if it has no public accountability and its ultimate or any intermediate controlling entity prepares consolidated financial statements available to the public meeting the Accounting Standards. IFRS 19 is optional for eligible subsidiaries and describes the disclosure requirements for subsidiaries that choose to apply it.

The Company does not expect any effects arising from this Standard.
1.	Effective for annual periods beginning on or after January 1, 2026.
2.	Effective for annual periods beginning on or after January 1, 2027.

There are no other standards and interpretations issued and not yet adopted that may, in the Management’s opinion, have a significant impact on the profit or loss for the year or on the equity disclosed by the Company in its financial statements.

5	Risk management

5.1	Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. There were no changes in risk measurement policies, processes, and methods compared to the previous year.

(a)	Market risk

Foreign currency risk

It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in exchange rates. The Company's exposure to the risk of changes in exchange rates refers mainly to its financing activities, since the Company has foreign currency-denominated liabilities arising from long-term financing, in development institutions, at more attractive interest rates in US Dollar, Euro and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

F-26

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related finance costs. The Company manages its foreign exchange risk through hedging transactions since 2024 and negotiates the terms of the derivatives in order to comply with the terms of the exposure hedged under Note 19.

Part of the financial debt in the amount of R$ 10,632,252 as of December 31, 2025 (R$ 3,356,365 as of December 31, 2024), is indexed to the U.S. dollar, Euro and Yen. The exposure to currency risk is as follows:

	Individual		Consolidated		Individual and Consolidated
	December 31, 2025		December 31, 2025		December 31, 2024
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$
Borrowings and financing – US$	750,889	4,131,691	1,250,889	6,882,891	303,978	1,882,323
Borrowings and financing – Yen	62,496,777	2,196,137	62,496,777	2,196,137	36,787,581	1,452,006
Borrowings and financing – EURO	220,000	1,423,224	220,000	1,423,224	-	-
Interest and charges from borrowings and financing – US$		44,876		110,009		24,030
Interest and charges from borrowings and financing – Yen		8,818		8,818		8,364
Interest and charges from borrowings and financing – EURO		12,033		12,033		-
Fair value adjustment - US$		47,666		143,636		-
Fair value adjustment - Yen		(67,281)		(67,281)		34,388
Fair value adjustment - EURO		34,631		34,631
Total Exposure		7,831,795		10,744,098		3,401,111
Borrowing cost – US$		(61,401)		(80,063)		(42,510)
Borrowing cost – Yen		(12,389)		(12,389)		(2,236)
Borrowing costs – EURO		(19,394)		(19,394)		-
Total foreign currency-denominated borrowings (Note 17)		7,738,611		10,632,252		3,356,365

The table below shows the prices and exchange rate changes in the period:

	December 31, 2025	December 31, 2024	Variation
US$	R$ 5.5024	R$ 6.1923	-11.14%
EURO	R$ 6.4692	R$ 6.4363	0.51%
Yen	R$ 0.03514	R$ 0.03947	-10.97%

As of December 31, 2025, if the Brazilian real had depreciated or appreciated by 10 percentage points, against the U.S. dollar, Yen and Euro with all other variables held constant, the effects on profit or loss before borrowing costs and taxes, for the year ended December 31, 2025 would have been R$ 1,063,311 (R$ 336,672 for the year ended December 31, 2024), upwards or downwards, excluding the effects of to the hedging instruments (Note 19).

The Company understands that it could comfortably accommodate any devaluation scenario due to derivative financial instruments such as cross-currency swaps already contracted.

Interest rate risk

It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in market interest rates. For most transactions, the Company manages the interest rate risk by entering into derivative financial instruments that effectively swap their exposures for liabilities indexed to the CDI.

The table below shows the borrowings and financing subject to different inflation adjustment indices, including the derivative instrument:

F-27

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual		Consolidated
	December 31, 2025	December 31, 2024 (*)	December 31, 2025	December 31, 2024 (*)
CDI (i)	33,593,125	15,250,135	30,722,218	15,250,135
TR (ii)	1,629,756	1,683,342	1,629,756	1,683,342
IPCA (iii)	2,924,904	2,982,735	5,582,893	2,982,735
TJLP (iv)	825,206	1,067,436	825,206	1,067,436
SOFR (v)	-	1,882,325	-	1,882,325
Interest and charges	1,204,818	572,399	1,164,744	572,399
Total	40,177,809	23,438,372	39,924,817	23,438,372

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR - Benchmark Interest Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate
(*)	As of December 31, 2024, the amounts excluded the derivative instrument for comparative purposes.

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues and financial assets, adjusted by the IPCA. Tariff adjustments of services provided do not necessarily follow the increases in the adjustments indices of borrowings, financing, and interest rates affecting indebtedness.

As of December 31, 2025, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on consolidated profit before taxes for the year ended December 31, 2025 would have been R$ 339,248 (R$ 234,384 for the year ended December 31, 2024), upwards or downwards, mainly as a result of lower or higher interest expenses on floating rate borrowings and financing.

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1)/ IFRS 7, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2025, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering all other variables constant. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

The table below considers the impact of the derivative instrument:

Individual			Consolidated
December 31, 2025			December 31, 2025
Indicators	Exposure	Probable scenario	Exposure	Probable scenario

Assets
CDI	12,261,445	13.82%	12,261,445	13.82%
Financial income		1,694,532		1,694,532

Liabilities
CDI	(33,593,125)	13.82%	(30,722,218)	13.82%
Interest to be incurred		(4,642,570)		(4,245,811)
Net exposure – CDI	(21,331,680)	(2,948,038)	(18,460,773)	(2,551,279)

Assets
IPCA	21,665,330	3.99%	21,665,330	3.99%
Financial asset of the concession		864,858		864,858

Liabilities
IPCA	(2,924,904)	3.99%	(5,582,893)	3.99%
Interest to be incurred		(116,759)		(222,864)
Net exposure – IPCA	18,740,426	748,099	16,082,437	641,995

Liabilities
TR	(1,629,756)	0.0204%	(1,629,756)	0.0204%
Expenses to be incurred		(332)		(332)

TJLP	(825,206)	9.22%	(825,206)	9.22%
Interest to be incurred		(76,123)		(76,123)

Total net expenses to be incurred		(2,276,394)		(1,985,739)

F-28

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, accounts receivable from related parties, and financial asset of the concession. Credit risk exposure to customers is mitigated by sales to a dispersed base, without risk of concentration, while credit risk exposure to cash and investment is mitigated by the Financial Investment Guideline followed by the Company.

The maximum exposure to credit risk as of December 31, 2025, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, accounts receivable from related parties, and financial asset of the concession at the reporting date. See Notes 7, 8, 9, 10 and 11.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P).

As of December 31, 2025, all investments were made with financial institutions whose rating disclosed by Fitch or Moody's was AAA (bra) or AAA.br.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2025.

F-29

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual
	2026	2027	2028	2029	2030	2031 to 2048	Total
As of December 31, 2025
Liabilities
Borrowings and financing	5,132,890	2,259,452	1,794,449	4,172,569	7,299,157	19,643,086	40,301,603
Interest on borrowings and financing	3,497,069	3,606,943	3,433,949	3,164,611	2,855,487	7,456,409	24,014,468
Trade payables and contractors	2,398,445	-	-	-	-	-	2,398,445
Services payable	2,767,899	-	-	-	-	-	2,767,899
Public-Private Partnership - PPP	239,065	239,066	239,066	239,066	239,066	2,130,366	3,325,695
Interest Public-Private Partnership - PPP	230,622	248,333	266,562	285,472	305,090	3,311,812	4,647,891
Total	14,265,990	6,353,794	5,734,026	7,861,718	10,698,800	32,541,673	77,456,001

	Consolidated
	2026	2027	2028	2029	2030	2031 to 2048	Total
As of December 31, 2025
Liabilities
Borrowings and financing	5,092,816	2,259,452	1,794,449	4,172,569	7,336,464	19,486,597	40,142,347
Interest on borrowings and financing	3,497,069	3,772,445	3,590,853	3,321,945	3,012,391	7,613,313	24,808,016
Trade payables and contractors	2,400,046	-	-	-	-	-	2,400,046
Services payable	2,772,416	-	-	-	-	-	2,772,416
Public-Private Partnership - PPP	239,065	239,066	239,066	239,066	239,066	2,130,366	3,325,695
Interest Public-Private Partnership - PPP	230,622	248,333	266,562	285,472	305,090	3,311,812	4,647,891
Total	14,232,034	6,519,296	5,890,930	8,019,052	10,893,011	32,542,088	78,096,411

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 17 (c).

(d)	Derivative financial instruments

Under the Financial Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, the Company enters into hedging instruments, especially for its foreign-currency financing, reducing the effects of undesirable fluctuations from these variables on its transactions.

Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to hedge the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.

The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

5.2	Capital Management

The Company’s objectives in managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash

F-30

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Total borrowings and financing (Note 17)	40,301,603	25,258,297	40,142,347	25,258,297
(-) Cash and cash equivalents (Note 7)	(4,569,998)	(1,681,204)	(4,663,226)	(1,682,606)
(-) Financial investments (Note 8)	(7,693,630)	(3,694,029)	(7,707,745)	(3,699,694)

Net debt	28,037,975	19,883,064	27,771,376	19,875,997
Total Equity	42,401,124	36,928,054	42,401,124	36,928,054

Total capital (shareholders plus providers of capital)	70,439,099	56,811,118	70,172,500	56,804,051

Total	40%	35%	40%	35%

6	Significant accounting estimates and judgments

The preparation of the financial statements requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the amounts of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The areas that require a higher level of judgment and greater complexity are disclosed below. The assumptions and estimates for each of these areas, when applicable, are presented in the related notes:

Area	Reference
Unbilled revenue	Note 10
Allowance for doubtful accounts	Note 10 (c)
Contract assets, intangible assets and financial assets arising from concession contracts	Note 13
Assessment of the recoverable amount of non-financial assets (impairment)	Note 13, 14 and 16
Derivative financial instruments	Note 19
Deferred income tax and social contribution	Note 22
Provisions	Note 23
Pension obligations – Pension plans	Note 25

7	Cash and cash equivalents

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash and banks	2,185	30,382	95,411	31,784
Cash equivalents	4,567,813	1,650,822	4,567,815	1,650,822
Total	4,569,998	1,681,204	4,663,226	1,682,606

F-31

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by daily liquidity CDBs, whose original maturities or intention of realization are of less than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value. Of the total balance presented in this item as of December 31, 2025, approximately 99.9% refers to the amounts recorded in Banco Itaú and Banco Bradesco.

As of December 31, 2025, approximately R$ 1,361,348 of the total Cash and cash equivalents will be allocated to the payment of FAUSP, once all conditions are met. See Note 26 for further details.

As of December 31, 2025, the average yield of cash equivalents corresponded to 99.6% of the CDI (96.83% as of December 31, 2024)

Accounting practice

Cash and cash equivalents include cash on hand, bank deposits, bank overdrafts, and other highly liquid short-term investments, with maturities and Management's intent for use within three months or less.

8	Financial investments

(a)	Current

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Banco BV	169	298	169	298
Banco Bradesco	1,118,026	1,442,159	1,118,026	1,442,159
Banco Santander S/A	3,699,510	1,194,678	3,699,510	1,194,678
Banco BTG Pactual S/A	2,132,826	226,819	2,132,826	226,819
Banco do Brasil S/A	83,594	1,355	97,709	7,020
Brazilian Federal Savings Bank	30,206	828,720	30,206	828,720
XP Investimentos	215,002	-	215,002	-
Banco Citibank	414,297	-	414,297	-
Total	7,693,630	3,694,029	7,707,745	3,699,694

As of December 31, 2025, the average yield of the financial investments corresponded to 99.6% of the CDI (101% as of December 31, 2024).

(b)	Noncurrent

In 2025, the Company fully redeemed investments totaling R$ 769 million as of December 31, 2024.

F-32

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Accounting policy

The Company analyzes fluctuations in investment rates for certificates of deposit, along with information from regulatory bodies regarding the issuing financial institutions. The 12-month probabilities of default were based on historical data provided by credit rating agencies for each credit grade and were analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of changes in value.

9	Restricted cash

Restricted cash balances refer to amounts held by the Company as a result of contractual obligations and specific agreements. As of December 31, 2025 and 2024, restricted cash operations were R$ 9,575 and R$ 37,715, respectively.

The amounts recorded in 2024 were mainly related to the agreements signed with the São Paulo Municipal Government (PMSP) and with URAE-1, which provided for the deduction of a portion of the revenue destined to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) to cover any defaults by public agencies. These amounts were redeemed throughout 2025, especially between October and November, resulting in the elimination of the balances linked to the agreements with the PMSP.

10	Trade receivables

(a)	Statement of financial position details

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Private sector:
General (i) and special customers (ii)	2,431,979	2,404,631	2,436,976	2,409,094
Agreements (iii)	343,747	659,778	343,747	659,778
	2,775,726	3,064,409	2,780,723	3,068,872
Governmental Entities:
Municipal	1,186,815	689,688	1,186,531	690,010
Federal	2,670	5,297	2,670	5,303
Agreements (iii)	274,508	370,823	274,508	370,823
	1,463,993	1,065,808	1,463,709	1,066,136
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	9,149	4,744	9,149	4,744
São Caetano do Sul	26,884	11,773	26,884	11,773
São Caetano do Sul - Agreement	51,589	65,213	51,589	65,213
Total wholesale customers – Municipal governments	87,622	81,730	87,622	81,730

Unbilled supply (v)	1,155,475	1,252,012	1,157,382	1,253,826

Sub-total	5,482,816	5,463,959	5,489,436	5,470,564

Allowance for doubtful accounts	(817,443)	(1,248,209)	(817,443)	(1,248,209)
Total	4,665,373	4,215,750	4,671,993	4,222,355

Current	4,406,829	3,887,952	4,413,449	3,894,557
Noncurrent	258,544	327,798	258,544	327,798
Total	4,665,373	4,215,750	4,671,993	4,222,355

F-33

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, industrial and commercial customers, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements;
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging end consumers.
(v)	Unbilled Supplies: represents revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates.

(b)	The aging of trade receivables is as follows:

	Individual				Consolidated
	December 31, 2025%		December 31, 2024%		December 31, 2025%		December 31, 2024%
Current	2,960,281		2,975,756		2,963,070		2,979,496
Past-due:
Up to 30 days	747,338	25%	636,024	26%	748,559	30%	637,375	26%
From 31 to 60 days	308,672	9%	302,595	12%	309,579	12%	303,238	12%
From 61 to 90 days	228,767	6%	177,481	7%	229,559	9%	177,777	7%
From 91 to 120 days	242,688	6%	168,246	7%	243,256	10%	168,515	7%
From 121 to 180 days	276,103	10%	240,724	10%	276,446	11%	241,030	10%
From 181 to 360 days	226,600	4%	47,992	2%	226,600	9%	47,992	2%
Over 360 days	492,367	40%	915,141	37%	492,367	19%	915,141	37%
Total Past Due	2,522,535	100%	2,488,203	100%	2,526,366	100%	2,491,068	100%
Total	5,482,816		5,463,959		5,489,436		5,470,564

(c) Allowance for doubtful accounts (ADA)

	Individual and Consolidated
Changes in assets	2025	2024
Balance at the beginning of year	1,248,209	1,377,209
Recognition/(reversal) of allowance	(29,099)	41,793
Recoveries	(401,667)	(170,793)
Total	817,443	1,248,209

F-34

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual		Consolidated
Reconciliation of estimated/historical losses in profit or loss	2025	2024	2025	2024

Write-offs	(501,169)	(684,918)	(501,786)	(685,581)
(Losses)/reversal with state entities - related parties	8,953	(1,208)	8,953	(1,208)
(Losses)/reversal with the private sector/government entities	29,099	(41,793)	29,099	(41,793)
Recoveries	401,667	170,793	401,667	170,793

Amount recorded as expense (Note 31)	(61,450)	(557,126)	(62,067)	(557,789)

The Company does not have customers individually accounting for 10% or more of its total revenues.

(d)	Registered warrants

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are covered in full by ADA, and the restated amounts of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties about their realization.

Accordingly, the reversal of the ADA for the original bills and their restatement are recognized when uncertainties about their realization are mitigated, i.e. when the realizable value is determinable due to the predictability of the commencement of their receipt, without uncertainties or discussions about these amounts or when negotiated with third parties.

The Company had the following registered warrants issued on its behalf:

	Individual and Consolidated
Debtor	December 31, 2024	Discount (i)	Receipt (ii)	Assignment of Receivables (iii)	Others (iv)	December 31, 2025
Municipality of São Paulo	2,898,210	(992,289)	(1,217,593)	-	125,962	814,290
Municipality of Ferraz de Vasconcelos	22,883	(4,653)	(9,865)	(8,974)	609	-
Municipality of Cachoeira Paulista	12,608	(3,410)	(4,408)	(5,093)	303	-
Municipality of Agudos	14,039	(4,582)	(2,913)	(7,043)	499	-
Other	19,568	(13,727)	(3,587)	(5,382)	3,128	-
Total	2,967,308	(1,018,661)	(1,238,366)	(26,492)	130,501	814,290

(i)	Regarding the other two settlement proposals approved on April 9, 2025, in the restated amount of R$ 2.48 billion, by applying the discount rate according to the chronological order of payment, totaling R$ 1.52 billion (discount of R$ 960 million). In July 2025, the uncertainties and discussions surrounding this process ceased, and the Company recognized the effects of these registered warrants in the 3rd quarter and already received R$ 716,302 related to this settlement.
(ii)	Includes amounts received through lawsuits.
(iii)	In June 2025, the Company negotiated the assignment of receivables from various registered warrants.
(iv)	Mainly includes inflation adjustments.

F-35

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

As of October 21, 2024, the Registered Warrants Conciliation Chamber of the Attorney General Office of the Municipality of São Paulo approved part of the agreement proposals submitted by SABESP for the settlement of registered warrant credits under the Notice for agreement 1/2024 and the Company received R$ 55,399 in February this year. In March, the Municipal Government of São Paulo raised objections to the calculations made by DEPRE/TJSP, contesting the income tax percentage used, both in the tax base and the applied rate. On July 15, 2025, the DEPRE/TJSP sent the Company an official letter approving the calculations and thus putting to an end any uncertainty and room for discussion around that proceeding. In view of the conclusion of the uncertainties and discussions surrounding this process, the Company recognized R$ 401,679 in the 3rd quarter of the current fiscal year and this amount was received in full.

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the provision of services in these municipalities.

Accounting practice

Trade receivables correspond to amounts receivable for services provided in the ordinary course of activities. They are classified as current assets, except when the maturity is more than 12 months after the date of the statement of financial position, when they are classified as noncurrent.

Unbilled supply represents services provided to customers for which meter readings have not yet been made. They are recognized based on monthly estimates calculated according to the historical average billing of the respective account.

Due to the characteristics of the Company's accounts receivable, which have (i) an insignificant financial component; (ii) no complexity; and (iii) low credit risk, the simplified expected credit loss approach was adopted, which consists of recognizing the expected credit loss over the total useful life of the asset.

The Company recognizes the allowance for doubtful accounts in an amount considered sufficient by Management to cover probable losses, based on the analysis of trade receivables and in accordance with the accounting policy.

The methodology for estimating the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, by maturity range, in addition to estimating the recovery of overdue credits over 360 days, based on the history observed in the last 3 years. In addition, it considered for estimation purposes the category of private and public customers and segregated the accounts receivable between the normal consumption accounts and the agreements. The Company performed correlation analyses of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate and Extended National Consumer Price Index (IPCA) and its default history, and did not identify relevant impacts in the estimation of allowance for doubtful accounts.

The methodology to determine such losses requires significant estimates, considering a variety of factors, including the evaluation of the receipt history, current economic trends, maturity of the accounts receivable portfolio and expectations of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

F-36

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated
11	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on equity, revenue, expenses, and financial receipts

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Current
Accounts receivable:
Sanitation services	163,759	173,434	163,865	173,466
Allowance for losses	(42,753)	(51,706)	(42,753)	(51,706)

Reimbursement of additional retirement and pension benefits paid (G0):
Monthly flow	32,141	84,973	32,141	84,973
GESP Agreement – 2015	123,135	112,813	123,135	112,813

Total current	276,282	319,514	276,388	319,546

Noncurrent
Agreement for the installment payment of sanitation services	1,361	1,361	1,361	1,361

Reimbursement of additional retirement and pension benefits paid (G0):
GESP Agreement – 2015	861,421	907,514	861,421	907,514

Total non-current	862,782	908,875	862,782	908,875

Total receivable	1,139,064	1,228,389	1,139,170	1,228,421

Assets:
Sanitation services	122,367	123,089	122,473	123,121
Reimbursement of additional retirement and pension benefits paid (G0)	1,016,697	1,105,300	1,016,697	1,105,300

Total	1,139,064	1,228,389	1,139,170	1,228,421

Liabilities:
Dividends and interest on capital payable	428,681	458,985	428,681	458,985

	Individual		Consolidated
	2025	2024	2025	2024

Revenue from sanitation services	952,461	891,101	952,803	891,312
Payments received from related parties	(910,676)	(843.026)	(910,676)	(843.026)

Reimbursement received referring to Law No. 4,819/1958	(276,307)	(178,941)	(276,307)	(178,941)

The information below refers to the Individual and Consolidated balances and transactions.

(ii)	Disputed amounts

As of December 31, 2025 and December 31, 2024, the disputed amounts receivable between SABESP and the São

F-37

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Paulo State, referring to additional retirement and pension benefits paid (Law No. 4,819/1958), totaled R$ 1,808,631 and R$ 1,685,493, respectively, and an ADA was recognized for the total amount, see Note 10 (c).

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0, see Note 25. As of December 31, 2025 and December 31, 2024, the amounts corresponding to such actuarial liability were R$ 2,140,161 and R$ 1,931,145, respectively. For detailed information on additional retirement and pension benefits, see Note 25.

(iv)	Agreements with reduced tariffs for Federal, State and Municipal Entities that join the Rational Water Use Program (PURA)

The Company maintains joinder agreements to the PURE Program with public entities operating in the São Paulo State. The purpose of the program is to promote the conscious use of water, granting participating entities a 25% tariff discount, provided that they are in a regular situation of compliance and meet the established goals.

(v)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees, see Note 17.

(vi)	FEHIDRO

The Company formalized three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services. As of December 31, 2025, the balance of these financings was R$ 938, recorded under the “Other” line in borrowings and financing (R$ 2,799 as of December 31, 2024).

(b)	Non-operating assets

As of December 31, 2025, the Company had an amount of R$ 3,521 (R$ 3,613 as of December 31, 2024) related to land and lent structures under free lease agreements.

(c)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial commitment, recognized until December 31, 2025, was R$ 99,514. As of December 31, 2024, this plan had a surplus of R$ 132,244.

(d)	Key Management personnel compensation

The expenses related to the compensation of key management personnel were as follows:

Compensation	December 31, 2025
Short-term benefits to employees and key management personnel	39,828
Share-based payments	22,618
Total compensation	62,446

F-38

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(e)	Loan agreement through credit facility

Águas de Andradina

As of December 31, 2025, the balance of principal and interest was R$ 4,718, recorded under “Other assets” in current assets (R$ 4,007 in current assets as of December 31, 2024), at DI + 3% p.a.

This loan agreement was executed on August 17, 2021 and will be settled with the purchase and sale transaction. See further details in Note 12.

SABESP Olímpia

The Company signed a loan agreement with subsidiary Sabesp Olímpia S/A, making available the necessary funds for the payment of the Fixed Concession Fee to the Municipality, which was a prerequisite for the signing of the water and sewage concession agreement.

The loan agreement, of R$ 170,981, was used for capital increase in SABESP Olímpia in the first quarter of 2025, see Note 12.

(f)	Privatization

According to Article 7 of Law No. 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, the services of independent audit firms, law firms, opinions, or specialized studies necessary for the privatization.

The amount to be reimbursed by the São Paulo State as of December 31, 2025 was R$ 85,929, recorded under “Other assets” (R$ 99,653 as of December 31, 2024).

(g)	Equatorial S.A.

In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity interest in SABESP. As of December 31, 2025, the balance of dividends and interest on equity payable was R$ 348,402 and (R$ 341,272 as of December 31, 2024).

(h)	SABESP Luxembourg (“SABESP Lux”)

On August 1, 2025, the Company issued the 36th issue of simple non-convertible unsecured debentures, in the total amount of 2,815,700, with a unit par value of R$ 1, with maturity in 2030 and a yield of IPCA + 9.28% p.a. (See Note 17 (a)). Of these debentures, 2,765,700 were acquired by SABESP Luxembourg (98.22% of the total securities of this issue). This transaction involved entering into a derivative instrument swapping the yield for CDI (see Note 19).

12	Investments

The following are events in the year that are related to investees:

F-39

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

SABESP Participações S.A.

On August 19, 2025, SABESP Participações S.A. (“SABESPar”) was incorporated as a wholly-owned subsidiary of SABESP, with capital of R$ 1 in registered common shares without par value, fully subscribed and paid in. SABESPar was created for the purpose of acting as an investment and equity management vehicle, in line with SABESP's corporate strategy.

On November 3, 2025, SABESP carried out a capital increase in the amount of R$ 85,000, through the issuance of 85,000,000 new registered common shares with no par value.

SABESP Luxembourg (“SABESP Lux”)

As of May 8, 2025, SABESP Lux S.à r.l. (“SABESP Lux”) was incorporated in Luxembourg, which is fully controlled by SABESP, with capital of US$ 100 thousand. In this context, SABESP Lux will act as a strategic vehicle for raising funds in the international market, and for managing international financial assets and liabilities, contributing to the optimization of SABESP's capital structure.

As of July 17, 2025, SABESP, as the sole shareholder of SABESP Lux, carried out a capital increase of US$ 1,000 thousand. No new shares had to be issued for the capital increase that was recorded directly in the capital of SABESP Lux.

On October 15, 2025, SABESP carried out a capital increase in the amount of US$ 2,000 thousand. The capital increase was carried out without issuing new shares, being recorded directly in SABESP Lux's capital account.

Acquisition of investees Andradina and Castilho

As of May 28, 2025, SABESP entered into a Share Purchase and Sale Agreement and Other Covenants with Iguá Saneamento S.A. for the acquisition of common shares equivalent to 70% of the capital of each of the companies Águas de Andradina S.A. and Águas de Castilho S.A. that, added to the equity interests previously held by SABESP, totals 100% of the corporate capital of these companies.

In July 2025, the transaction was approved by the Brazilian Antitrust Agency (CADE); however, certain conditions precedent are still pending to this date.

The companies Andradina and Castilho have as their corporate purpose the provision of public water and sewage services and are the holders of concession contracts for the operation of the public water supply and sewage service in the municipalities of Andradina and Castilho, in the State of São Paulo. Both contracts are mature, with universalized services and jointly serve a population of approximately 82 thousand inhabitants.

Concessionária SABESP URAE-1 S.A

On October 29, 2025, Concessionária SABESP URAE-1 (“SABESP URAE”) was incorporated as a wholly-owned subsidiary of SABESP, with capital of R$ 1 in registered common shares without par value, fully subscribed and paid in. SABESPar was created for the purpose of acting as an investment vehicle, in line with SABESP's corporate strategy.

The Company holds equity interest valued under the equity method in the following investees:

F-40

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Equity		Capital increase	Dividends	Profit (loss) for the Period			Equity Interest Percentage
	December 31, 2025	December 31, 2024	2025	2025	2025	(*)	2024	December 31, 2025	December 31, 2024

Sesamm	91,455	75,307	-	(5,382)	21,530	-	18,709	36%	36%
Águas de Andradina	41,291	37,959	-	(1,173)	4,505	-	4,939	30%	30%
Águas de Castilho	12,060	8,782	-	(892)	4,170	-	2,155	30%	30%
Attend Ambiental	60,961	55,162	-	(31,941)	37,740	-	18,886	45%	45%
Aquapolo Ambiental	143,988	116,688	-	(16,644)	43,944	-	41,004	49%	49%
Paulista Geradora de Energia	22,769	27,004	-	-	(1,107)	(3,128)	(443)	25%	25%
Cantareira SP Energia	10,975	10,613	-	-	362	-	(37)	49%	49%
Barueri Energia Renovável	252,212	251,420	-	-	(2,538)	3,330	(12,477)	20%	20%
Infranext	4,154	4,154	-	-	-	-	(522)	45%	45%
SABESP Luxembourg	8,452	-	17,054	-	(7,964)	(638)	-	100%	-
SABESP Participações	85,001	-	85,001	-	-	-	(13,700)	100%	100%
SABESP Olímpia	162,670	(16,766)	170,981	-	8,455	-	-	100%	-
Concessionária Sabesp URAE-1	1	-	1	-	-	-		100%	-

(*) The amount presented refers to the changes in the investee’s equity, since its financial statements for the year ended December 31, 2024, were disclosed after the publication of SABESP’s financial statements.

The balances of investments and the respective changes are as follows

	Individual
	Investments		Capital Contribution	Dividends	Reclassification (**)	Equity Accounting
	December 31, 2025	December 31, 2024	2025	2025	2025	2025	(*)	2024

Sesamm	32,924	27,111	-	(1,938)	-	7,751	-	6,735
Águas de Andradina	12,387	11,387	-	(352)	-	1,352	-	1,482
Águas de Castilho	3,618	2,635	-	(267)	-	1,250	-	647
Attend Ambiental	27,433	24,824	-	(14,374)	-	16,983	-	8,498
Aquapolo Ambiental	70,555	57,178	-	(8,155)	-	21,532	-	20,093
Paulista Geradora de Energia	5,693	6,750	-	-	-	(276)	(781)	(111)
Cantareira SP Energia	5,378	5,194	-	-	-	178	6	(18)
Barueri Energia Renovável	50,443	50,285	-	-	-	(508)	666	(2,612)
Infranext	-	-	-	-	-	-	-	608
SABESP Luxembourg	8,452	-	17,054	-	(638)	(7,964)	-	-
SABESP Participações	85,001	-	85,001	-	-	-	-	-
SABESP Olímpia	162,670	-	170,981	-	(16,766)	8,455	-	(13,700)

Total	464,554	185,364	273,036	(25,086)	(17,404)	48,753	(109)	21,622

Other investments	29,534	30,439

Total	494,088	215,803

(*)       The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2024 were issued after the disclosure of SABESP’s financial statements.

(**) The amount of the investee's loss in excess of the investment was reclassified to Noncurrent Liabilities.

F-41

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Consolidated
	Investments		Dividends	Equity Accounting
	December 31, 2025	December 31, 2024	2025	2025	(*)	2024

Sesamm	32,924	27,111	(1,938)	7,751	-	6,735
Águas de Andradina	12,387	11,387	(352)	1,352	-	1,482
Águas de Castilho	3,618	2,635	(267)	1,250	-	647
Attend Ambiental	27,433	24,824	(14,374)	16,983	-	8,498
Aquapolo Ambiental	70,555	57,178	(8,155)	21,532	-	20,093
Paulista Geradora de Energia	5,693	6,750	-	(276)	(781)	(111)
Cantareira SP Energia	5,378	5,194	-	178	6	(18)
Barueri Energia Renovável	50,443	50,285	-	(508)	666	(2,612)
Infranext	-	-	-	-	-	608

Total	208,431	185,364	(25,086)	48,262	(109)	35,322

Other investments	45,927	30,439

Total	254,358	215,803

(*)       The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2024 were issued after the disclosure of SABESP’s financial statements.

Accounting policy

The Company holds interests in certain Special Purpose Entities (“SPE”). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments of these SPEs, which implies a mutually shared control (joint venture – CPC 19 (R2)/IFRS 11), except SABESP URAE, SABESP Participações, SABESP Olímpia and SABESP Luxembourg, in which the Company holds a stake of 100% and meets the control requirements, thus consolidating these companies. When assessing whether SABESP’s voting rights in an investee are sufficient to grant it power, the Company considers all relevant facts and circumstances, including: (i) the size of the Company’s voting rights relative to the size of the holdings of other voting-right holders; (ii) potential voting rights held by the Company, by other voting-right holders, or by other parties; (iii) rights arising from other contractual agreements; and (iv) any additional facts and circumstances that indicate whether the Company does or does not have the ability to direct the investee’s relevant activities.

13	Contract assets and other concession assets

	Individual
	December 31, 2024	Additions (i)	Write-offs	Transfers	Transfers of works to intangible assets (ii)	Transfers of works to financial asset of the concession (iv)	December 31, 2025 (iii)

Contract assets and other concession assets	4,872,410	16,677,794	(62,684)	24,108	(8,117,869)	(2,387,270)	11,006,489

F-42

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2024	Additions (i)	Write-offs	Transfers	Transfers of works to intangible assets (ii)	Transfers of works to financial asset of the concession (iv)	December 31, 2025 (iii)

Contract assets and other concession assets	4,877,667	16,684,564	(62,684)	24,108	(8,117,869)	(2,387,270)	11,018,516

	Individual
	December 31, 2023	Additions	Write-offs	Transfers	Transfers of works to intangible assets	Transfers of works to financial asset of the concession (iv)	December 31, 2024

Contract assets and other concession assets	7,393,096	6,670,657	(164,022)	5,796	(7,455,330)	(1,577,787)	4,872,410

	Consolidated
	December 31, 2023	Additions	Write-offs	Transfers	Transfers of works to intangible assets	Transfers of works to financial asset of the concession (iv)	December 31, 2024

Contract assets and other concession assets	7,393,096	6,675,914	(164,022)	5,796	(7,455,330)	(1,577,787)	4,877,667

(i)	The Company considers in the contract asset’s additions other concession assets as shown in the table below:

Other concession assets	Individual	Consolidated
Advances	1,800,997	1,800,997
Software	389,438	389,438
Inventory	22,640	22,640
Others	34,126	34,126
Additions – Other concession assets	2,247,201	2,247,201
Additions / Revenue Construction (Note 30)	14,430,593	14,437,363
Total additions	16,677,794	16,684,564

Additionally, The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, in the amounts of R$ 5,540 million, R$ 1,528 million and R$ 627 million, respectively.

(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, in the amounts of R$ 3,490 million, R$ 1,182 million and R$ 429 million, respectively.
(iii)	The largest works were located in the municipalities of São Paulo, Guarulhos and Praia Grande, totaling R$ 3,215 million, R$ 764 million, and R$ 275 million, respectively.

F-43

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

As of December 31, 2025 and December 31, 2024, the contract asset and other concession assets had no amounts recognized as right-of-use leases.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange rate changes in contract assets and other concession assets during the construction period. From January to December 2025, the Company capitalized R$ 820,213 (R$ 564,302 from January to December 2024), as described in the accounting policy in Note 17.

(b)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or in court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From January to December 2025, the total amount referring to expropriations was R$ 55,545 (from January to December 2024 – R$ 64,047).

Accounting policy

The Contract Assets (works in progress) is the right to consideration in exchange for goods or services transferred to the customer. As determined by CPC 47/ IFRS 15 - Revenue from contracts with customers, the assets linked to the concession under construction, registered under the scope of ICPC 01 (R1) / IFRIC 12 - Concession Agreements, must be classified as Contract Assets during the construction period and transferred to Intangible Assets or Financial Assets on the Concession, after completion of the works.

The Company acts as the primary responsible party for the construction and installation of the infrastructure related to the concession, whether through its own efforts or by contracting third parties, being significantly exposed to its risks and benefits. Accordingly, until December 2024, the Company recognized construction revenue corresponding to construction costs plus a gross margin of 2.3%. As from January 1, 2025, the Company reassessed and concluded that the construction margin was zero.

Contract Assets and other concession assets are recognized at fair value, including interest and other financial charges capitalized during the construction period of the qualifying assets, when applicable, (except for advances, construction-in-progress inventories, and other assets) considering the weighted average rate of the loans in force on the capitalization date. Qualifying assets are those which necessarily requires a substantial period, established by the Company as greater than 12 months, to be ready for use, considering the period for completion of the works, since most of the works have an average period of more than 12 months, equivalent to one fiscal year of the Company.

The construction infrastructure amounts are recognized as revenue, at their fair value, provided that they generate future economic benefits. The accounting policy for recognition of construction revenue is described in Note 30.

The recognition of the fair value of intangible assets and financial assets, arising from the exchange of assets, involving concession agreements (bifurcation), is subject to assumptions and estimates, and the use of different estimates may affect the accounting records. In addition, the assessment of which expenses are capitalized in contract assets requires

F-44

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

a certain level of judgment by Management. This fact, together with future changes in the useful life of these intangible assets, may have material impacts on the results of operations.

For further details regarding the capitalization of borrowing costs, see Note 17.

14	Intangible assets

(a)	Statement of financial position details

	Individual
	December 31, 2025			December 31, 2024
	Cost	Amortization	Net	Cost	Amortization	Net

Intangible assets arising from:
Concession agreements - others	135,470	(60,381)	75,089	112,456	(52,964)	59,492
Contract Commitments (i)	4,437,857	(707,736)	3,730,121	4,437,857	(588,098)	3,849,759
Concession Agreements - URAE-1	69,281,545	(23,335,074)	45,946,471	62,042,186	(22,085,992)	39,956,194
Software license of use	1,696,773	(1,145,671)	551,102	1,570,845	(932,558)	638,287
Right of use – other assets	240,646	(188,678)	51,968	240,106	(115,370)	124,736
Total	75,792,291	(25,437,540)	50,354,751	68,403,450	(23,774,982)	44,628,468

	Consolidated
	December 31, 2025			December 31, 2024
	Cost	Amortization	Net	Cost	Amortization	Net

Intangible assets arising from:
Concession agreements - new contracts	148,000	(10,275)	137,725	148,000	(5,344)	142,656
Concession agreements - others	135,470	(60,381)	75,089	112,456	(52,964)	59,492
Contract Commitments (i)	4,437,857	(707,736)	3,730,121	4,437,857	(588,098)	3,849,759
Concession Agreements - URAE-1	69,281,545	(23,335,074)	45,946,471	62,042,186	(22,085,992)	39,956,194
Software license of use	1,696,773	(1,145,671)	551,102	1,570,845	(932,558)	638,287
Right of use – other assets	240,646	(188,681)	51,965	240,106	(115,370)	124,736
Total	75,940,291	(25,447,818)	50,492,473	68,551,450	(23,780,326)	44,771,124

(i) With the enactment of the Basic Sanitation Law in 2007, contract renewals began to be executed through program agreements, under which the Company assumed assets and socio-environmental obligations and recognized them as intangible assets, which are amortized on a straight-line basis over the term of the agreements.

(b)	Changes

	Individual
	December 31, 2024	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2025

Intangible assets arising from:
Concession agreements – others	59,492	-	24,214	(1,627)	(3)	(6,987)	75,089
Contract Commitments	3,849,759	-	-	-	-	(119,638)	3,730,121
Concession Agreements URAE-1 (*)	39,956,194	2,666	7,990,514	(138,257)	(98,727)	(1,765,919)	45,946,471
Software license of use	638,287	-	103,141	-	-	(190,326)	551,102
Right of use – other assets	124,736	541	-	-	-	(73,309)	51,968
Total	44,628,468	3,207	8,117,869	(139,884)	(98,730)	(2,156,179)	50,354,751

F-45

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2024	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2025

Intangible assets arising from:
Concession agreements – new contracts	142,656	-	-	-	-	(4,933)	137,723
Concession agreements – others	59,492	-	24,214	(1,627)	(4)	(6,987)	75,088
Contract Commitments	3,849,759	-	-	-	-	(119,638)	3,730,121
Concession Agreements URAE-1 (*)	39,956,194	2,666	7,990,514	(138,257)	(98,727)	(1,765,919)	45,946,471
Software license of use	638,287	-	103,141	-	-	(190,326)	551,102
Right of use – other assets	124,736	541	-	-	-	(73,309)	51,968
Total	44,771,124	3,207	8,117,869	(139,884)	(98,731)	(2,161,112)	50,492,473

(*) As of December 31, 2025, the line URAE-1 concession agreement included leases totaling R$ 154,449 (R$ 338,740 as of December 31, 2024). Also on this date, the accounting balance of intangible assets, contract assets and other concession assets, and financial assets of the concession aimed at URAE-1 amounted to R$ 79,924,407, accounting for 96.09% of the consolidated amount.

	Individual
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	December 31, 2024

Intangible assets arising from:
Concession agreements – equity value (*)	506,117	-	13,216	(508,709)	(22)	(10,602)	-	-
Concession agreements – economic value	637,760	(181)	13,005	(576,439)	-	(74,145)	-	-
Concession agreements – others	-	-	4,090	57,445	-	(2,043)	-	59,492
Program contracts (*)	20,684,497	-	1,392,259	(21,469,330)	(1,020)	(606,406)	-	-
Program contracts – commitments	1,212,026	2,728,100	-	-	-	(90,367)	-	3,849,759
Service contracts – São Paulo	20,193,585	-	801,993	(20,278,339)	(1,327)	(715,912)	-	-
Concession Agreements URAE-1 (*)	-	20,712	6,573,841	42,727,540	(4,449)	(911,134)	(8,450,316)	39,956,194
Software license of use	513,224	29,972	234,713	4,989	-	(144,611)	-	638,287
Right of use – other assets	118,060	84,048	-	-	(46)	(77,326)	-	124,736
Total	43,865,269	2,862,651	9,033,117	(42,843)	(6,864)	(2,632,546)	(8,450,316)	44,628,468

F-46

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	December 31, 2024

Intangible assets arising from:
Concession agreements – equity value	506,117	-	13,216	(508,709)	(22)	(10,602)	-	-
Concession agreements – economic value	637,760	(181)	13,005	(576,439)	-	(74,145)	-	-
Concession agreements – new contracts	147,589	-	-	-	-	(4,933)	-	142,656
Concession agreements – others	-	-	4,090	57,445	-	(2,043)	-	59,492
Program contracts	20,684,497	-	1,392,259	(21,469,330)	(1,020)	(606,406)	-	-
Program contracts – commitments	1,212,026	2,728,100	-	-	-	(90,367)	-	3,849,759
Service contracts – São Paulo	20,193,585	-	801,993	(20,278,339)	(1,327)	(715,912)	-	-
Concession Agreements URAE-1 (*)	-	20,712	6,573,841	42,727,540	(4,449)	(911,134)	(8,450,316)	39,956,194
Software license of use	513,224	29,972	234,713	4,989	-	(144,611)	-	638,287
Right of use – other assets	118,060	84,048	-	-	(46)	(77,326)	-	124,736
Total	44,012,858	2,862,651	9,033,117	(42,843)	(6,864)	(2,637,479)	(8,450,316)	44,771,124

(*) As of December 31, 2024, the lines Concession agreements – URAE-1 included leases totaling R$ 338,740 (R$ 374,679 as of December 31, 2023). Additionally, of the amount of transfers arising from the concession agreement, R$ 1,577,787 thousand relates to the transfer to the concession’s financial asset, as disclosed in Note 13.

(c)	Public-Private Partnership - PPP

SABESP carries out transactions related to the Public-Private Partnership. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law No. 11,079/2004.

The amounts recorded in intangible assets, item Concession agreements URAE-1, are shown in the table below:

	Individual and Consolidated
	December 31, 2025	December 31, 2024
Alto Tietê	202,823	219,096
São Lourenço	2,216,444	2,386,192

As of December 31, 2025 and December 31, 2024, the obligations assumed by the Company are as follows:

	Individual and Consolidated
	December 31, 2025			December 31, 2024
	Current Liabilities	Noncurrent Liabilities	Total liabilities	Current Liabilities	Noncurrent Liabilities	Total liabilities
São Lourenço	469,687	2,856,008	3,325,695	452,323	2,853,896	3,306,219

The chart below shows expenses with Public-Private Partnership from January to December 2025, compared to the figures reported in the same period in 2024:

	Individual and Consolidated
	December 31, 2025	December 31, 2024

General supplies	21,073	14,858
Outsourced services	44,466	31,351
General expenses	5,823	4,106
Amortization	169,659	127,373
Financial expenses	499,969	353,860
Total	740,990	531,548

In February 2024, the PPP Alto Tietê concluded its obligations. As of December 31, 2024, the line “Amortization” included the PPPs São Lourenço and Alto Tietê in the amounts of R$ 166,944 and R$ 2,715, respectively.

F-47

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

As of December 31, 2025, the line “Amortization” referring to the PPP Alto Tietê included R$ 12,205.

(d)	Amortization of intangible assets

The average amortization rate was 2.6% and 2.8% as of December 31, 2025 and 2024, respectively.

(e)	Leases and right of use

	Individual and Consolidated
Nature	December 31, 2025	December 31, 2024

Leases - Concession Agreement URAE-1
Cost	405,245	588,534
Accumulated amortization	(250,796)	(249,794)
(=) Net	154,449	338,740

Right of use - Other assets
Vehicles	216,428	216,431
Properties	24,142	22,098
Equipment	76	1,577
Accumulated amortization	(188,678)	(115,370)
(=) Net	51,968	124,736

Total - Leases and Right of use	206,417	463,476

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact on the Company’s profit or loss:

	Individual and Consolidated
	December 31, 2025	December 31, 2024

Right of use amortization	(108,596)	(114,111)
Financial result – interest expense and inflation adjustment	(156,251)	(134,509)
Expenses of short-term and low-value leases	(21,983)	(28,411)
Decrease in profit for the period	(286,830)	(277,031)

(f)	Performance Agreements

SABESP has contracts for the construction of assets under the performance-based model, in which the contractor is remunerated for the delivery of results and not merely for the execution of works. The accounting balances of current agreements recorded in the contract assets and other concession assets and intangible assets are as follows:

F-48

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual and Consolidated
	December 31, 2025	December 31, 2024
Contract assets and other concession assets	601,064	380,204
Intangible assets	1,077,363	1,933,347
Total	1,678,427	2,313,551

As of December 31, 2025 and December 31, 2024, the obligations assumed by the Company are as follows:

	Individual and Consolidated
	December 31, 2025			December 31, 2024
	Current Liabilities	Noncurrent Liabilities	Total liabilities	Current Liabilities	Noncurrent Liabilities	Total liabilities

Performance Agreements	120,776	6,151	126,927	287,109	137,441	424,550

Accounting policy

The Company records as intangible assets those assets arising from concession agreements, which will be reversible to the granting authorities at the end of the concession term, and the main costs are transferred from the Contract Assets and other concession assets.

Amortization of the intangible asset begins when it becomes available for use, in the location and condition necessary for it to be capable of operating as intended, from the moment the asset goes into operation. Amortization reflects the period in which the future economic benefits of the asset are expected to be consumed by the Company, which may be the final term of the concession or its useful life.

Amortization of the intangible asset is terminated when the asset is fully consumed or written off, whichever occurs first.

Donations in assets received from third parties and government entities that allow the Company to provide water supply and basic sanitation services are recorded in the financial statements at zero cost, since these assets belong to the granting authority.

The financial resources received as donations for the construction of the infrastructure are recorded under “Other operating income”.

For the concession agreement with URAE-1 executed after the Company's privatization in July 2024, investments made and not amortized until the end of the concession are accounted for as Financial assets of the concession (Note 15).

Leases are recognized at the present value of contractual obligations, presented in assets as Right of Use (Note 14 (f)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low value (below US$ 5,000), which are recognized as expenses when incurred.

F-49

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated
(a)	Concession Agreements/URAE-1

The Company operates concession agreements including the provision of basic and environmental sanitation, water supply and sewage services, signed with the granting authorities. The infrastructure used by SABESP related to the service concession agreements is considered controlled by the granting authorities when:

(i)	The granting authority controls or regulates which services the provider must provide with the infrastructure, to whom it must provide and at what price; and
(ii)	The granting authority controls the infrastructure, i.e., it has the right to resume the infrastructure at the end of the concession.

The rights to the infrastructure operated in accordance with the concession agreements are accounted for as intangible assets, since the Company has the right to charge for the use of the infrastructure assets and users (consumers) have the obligation to pay for the services.

Intangible assets related to the concessions are amortized using the straight-line method according to the contract period or useful life of the underlying asset, whichever is the lower.

Details regarding the amortization of intangible assets are described in Note 14 (d).

(b)	Software licenses of use

Software licenses of use are capitalized based on acquisition costs and other implementation costs. Amortizations are recorded according to the useful life, and the expenses associated with their maintenance are recognized in profit or loss, when incurred.

Intangible assets are reviewed annually in order to identify evidence that may lead to losses of non-recoverable amounts, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful lives and assessed that there is no indication of impairment loss, mainly supported by Law No. 14,026/2020, which ensures that public sanitation services will have economic and financial sustainability guaranteed, either through tariffs or indemnification.

15	Financial asset of the concession

With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration date in 2060, which provided greater legal security and granted an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible investments and not fully amortized by the end of the agreement must be compensated.

The impacts of Income and Social Contribution Taxes and PIS and Cofins are deferred until the time of their realization.

The change in the balance of the Financial Asset resulting from the concession agreement with URAE-1 is as follows:

F-50

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual and Consolidated
	December 31, 2024	Transfer of contract asset (a)	Financial Asset of the Concession - Restatement (b)	December 31, 2025

Financial Asset of the Concession
Concession Agreement - URAE-1	17,601,626	2,387,270	1,676,434	21,665,330

(a) Correspond to transfers (bifurcation) of contract assets and other concession assets to the financial asset of the concession, which were previously recognized at their cost;

(b) Review of the financial asset considering the restatement using the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated.

Accounting policy

During the term of the concession agreements, SABESP makes continuous investments to ensure the quality and continuity of the services, and may replace the assets linked to the concession until the end of the agreement.

At the end of the concession, the infrastructure assets are reverted to the granting authority through indemnity when provided for in the agreement, calculated based on the fair value updated by the IPCA. SABESP recognizes the portion of investments in reversible assets not yet amortized at the end of the contract as a financial asset, recording its restatement as operating revenue, in line with the Company's business model. Accordingly, the Company treats the financial assets as a continuation of the contract asset related to the construction contract.

The restatement of the financial asset of the concession represents taxable income for PIS and Cofins purposes, subject to non-cumulative rates of 1.65% and 7.6%, respectively. However, given the relevance of the amounts involved, the Company carried out a formal consultation with the Regulatory Entity, in order to clarify what would be the most appropriate treatment to be given to this issue. ARSESP, in response to the consultation sent through Official Letter No. 180/2025-ARSESP-P, clarified that, effectively, the amounts related to taxes should be increased to the value of the investment classified as a financial asset.

As of December 2025, in line with ARSESP's definition of tax neutrality, Management reviewed the assumptions used in the recognition process of the financial asset.

This review aimed to more adequately reflect the amount to be unconditionally indemnified at the end of the concession term.

As a result of this review, there was a change in the accounting estimate related to the recognition of the amount of the financial asset corresponding to the increase in PIS and Cofins levied on the basis of the financial asset already recorded.

On December 31, 2025, the application of the new estimate resulted in the recognition of the additional amount of R$ 1 billion in financial assets, increasing, in the same amount, the operating revenue. Based on this amount, there is a deferred liability in the same proportion.

F-51

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The effects for subsequent periods will depend on the amounts actually recognized as a financial asset and its restatement, which can only be measured as they occur.

16	Property, plant, and equipment

(a)	Statement of financial position details

	Individual and Consolidated
	December 31, 2025				December 31, 2024
	Cost	Depreciation	Net	Useful Life	Cost	Depreciation	Net	Useful Life

Land	94,001	-	94,001	-	94,751	-	94,751	-
Buildings	134,818	(49,179)	85,639	50 years	127,968	(47,048)	80,920	50 years
Equipment	629,653	(346,037)	283,616	5 - 20 years	480,800	(331,056)	149,744	5 - 20 years
Transportation equipment	126,689	(18,394)	108,295	10 years	35,163	(11,624)	23,539	10 years
Furniture and fixtures	41,465	(19,141)	22,324	15 years	38,557	(17,777)	20,780	15 years
Power generation infrastructure	165,100	(18,084)	147,016	15 - 20 years	126,102	(4,569)	121,533	15 - 20 years
Other	7,278	(620)	6,658	20 years	7,487	(558)	6,929	20 years
Work in progress	143,242	-	143,242	-	63,352	-	63,352	-
Total	1,342,246	(451,455)	890,791		974,180	(412,632)	561,548

Changes

	Individual and Consolidated
	December 31, 2024	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2025

Land	94.751	62	(812)	-	-	94.001
Buildings	80.920	1.173	5.682	-	(2.136)	85.639
Equipment	149.744	-	161.333	(563)	(26.898)	283.616
Transportation equipment	23.539	-	92.046	(5)	(7.285)	108.295
Furniture and fixtures	20.780	-	3.896	(93)	(2.259)	22.324
Power generation infrastructure	121.533	-	34.335	-	(8.852)	147.016
Other	6.929	-	(36)	(45)	(190)	6.658
Work in progress	63.352	290.755	(210.865)	-	-	143.242
Total	561.548	291.990	85.579	(706)	(47.620)	890.791

	Individual and Consolidated
	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2024

Land	94.228	-	523	-	-	94.751
Buildings	73.088	670	9.404	-	(2.242)	80.920
Equipment	110.082	-	69.544	(256)	(29.626)	149.744
Transportation equipment	4.179	-	20.226	-	(866)	23.539
Furniture and fixtures	21.194	47	1.706	(31)	(2.136)	20.780
Power generation infrastructure	43.196	-	82.377	-	(4.040)	121.533
Other	6.873	12	249	-	(205)	6.929
Work in progress	121.720	99.998	(158.366)	-	-	63.352
Total	474.560	100.727	25.663	(287)	(39.115)	561.548

F-52

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Accounting policy

Property, plant, and equipment comprise, mainly, the administrative facilities that are not part of the assets object of the concession agreements and assets that are not reversible to the granting authority at the end of the concession. These assets are stated at acquisition or construction cost less depreciation and impairment losses, when necessary. When applicable, interest, other financial charges and inflationary effects arising from borrowings, effectively applied to fixed assets in progress, are computed as the cost of the respective fixed assets for qualifying assets. Qualifying assets are those which necessarily requires a substantial period, established by the Company as greater than 12 months, to be ready for use, considering the period for completion of the works, since most of the works have an average period of more than 12 months, equivalent to one fiscal year of the Company.

Subsequent costs are included in the carrying amount of the existing asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow and that the cost of the item can be reliably measured. Repairs and maintenance are recorded in the profit or loss for the year, when incurred.

Depreciation of the property, plant, and equipment begins when the item becomes available for use, in the location and condition necessary for it to be capable of operating as intended, from the moment the asset goes into operation. Depreciation is calculated under the straight-line method and the average rates are presented in Note 16 (a). Land is not depreciated.

The useful lives of the assets are reviewed and restated, if applicable, at the end of each year.

Property, plant and equipment are reviewed annually in order to identify evidence that may lead to losses of non-recoverable amounts, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful lives and assessed that there is no indication of impairment loss, mainly supported by Law No. 14,026/2020, which ensures that public sanitation services will have economic and financial sustainability guaranteed, either through tariffs or indemnification.

Gains and losses on disposals are determined by the difference between the sale value and the residual accounting balance and are recognized in profit or loss for the year, in other operating revenue (expenses).

The Company classifies non-current assets as held for sale when their carrying amount will be recovered, mainly, through a sale transaction instead of continuous use. These non-current and held-for-sale assets are measured at the lower of their carrying amount and the net fair value of selling expenses. Selling expenses are represented by incremental expenses directly attributable to the sale, excluding financial expenses and taxes on profit.

The classification criteria for non-current assets held for sale are met when the sale is highly probable and the asset or group of assets held for sale is available for immediate sale in its current condition, subject only to such terms as are customary for sale of such assets held for sale. The appropriate management level of the Company is committed to the asset sale plan, and a firm program has been initiated to locate a buyer and complete the plan within one year from the date of classification.

Property, plant and equipment and intangible assets are not depreciated or amortized when classified as held for sale.

F-53

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

17	Borrowings and financing

Borrowings and financing outstanding balance	Individual
	December 31, 2025			December 31, 2024
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency
Debentures	2,764,582	20,230,117	22,994,699	1,323,040	10,373,183	11,696,223
Brazilian Federal Savings Bank	134,275	1,495,481	1,629,756	123,495	1,559,847	1,683,342
BNDES	259,341	564,501	823,842	262,709	803,011	1,065,720
IDB	307,349	2,680,484	2,987,833	260,899	3,425,530	3,686,429
IFC	64,450	2,645,882	2,710,332	44,200	2,706,779	2,750,979
Leases (Concession)	84,214	110,214	194,428	108,533	208,611	317,144
Leases (Other)	72,440	9,627	82,067	97,657	53,267	150,924
Other	616	328	944	1,868	931	2,799
Interest	1,139,091	-	1,139,091	548,372	-	548,372

Total in local currency	4,826,358	27,736,634	32,562,992	2,770,773	19,131,159	21,901,932

Foreign currency
IDB	56,573	973,833	1,030,406	89,222	919,189	1,008,411
IBRD	33,453	1,112,127	1,145,580	37,707	793,697	831,404
JICA	150,779	1,965,688	2,116,467	203,754	1,280,402	1,484,156
IFC	-	3,380,431	3,380,431	-	-	-
Interest	65,727	-	65,727	32,394	-	32,394

Total in foreign currency	306,532	7,432,079	7,738,611	363,077	2,993,288	3,356,365

Total borrowings and financing	5,132,890	35,168,713	40,301,603	3,133,850	22,124,447	25,258,297

F-54

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Borrowings and financing outstanding balance	Consolidated
	December 31, 2025			December 31, 2024
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency
Debentures	2,764,582	17,282,427	20,047,009	1,323,040	10,373,183	11,696,223
Brazilian Federal Savings Bank	134,275	1,495,481	1,629,756	123,495	1,559,847	1,683,342
BNDES	259,341	564,501	823,842	262,709	803,011	1,065,720
IDB	307,349	2,680,484	2,987,833	260,899	3,425,530	3,686,429
IFC	64,450	2,645,882	2,710,332	44,200	2,706,779	2,750,979
Leases (Concession)	84,214	110,214	194,428	108,533	208,611	317,144
Leases (Others)	72,440	9,627	82,067	97,657	53,267	150,924
Other	616	328	944	1,868	931	2,799
Interest	1,033,884	-	1,033,884	548,372	-	548,372

Total in local currency	4,721,151	24,788,944	29,510,095	2,770,773	19,131,159	21,901,932

Foreign currency
IDB	56,573	973,833	1,030,406	89,222	919,189	1,008,411
IBRD	33,453	1,112,127	1,145,580	37,707	793,697	831,404
JICA	150,779	1,965,688	2,116,467	203,754	1,280,402	1,484,156
IFC	-	3,380,431	3,380,431	-	-	-
Blue Bonds	-	2,828,508	2,828,508	-	-	-
Interest	130,860	-	130,860	32,394	-	32,394

Total in foreign currency	371,665	10,260,587	10,632,252	363,077	2,993,288	3,356,365

Total borrowings and financing	5,092,816	35,049,531	40,142,347	3,133,850	22,124,447	25,258,297

F-55

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(i)        Payment schedule – accounting balances as of December 31, 2025

Payment Schedule	Individual
	2026	2027	2028	2029	2030	2031	2031 to 2048	Total

Local currency
Debentures	2,764,582	1,190,600	689,330	1,346,863	4,511,589	3,216,000	9,275,735	22,994,699
Brazilian Federal Savings Bank	134,275	142,638	151,387	157,420	155,126	141,077	747,833	1,629,756
BNDES	259,341	246,023	87,200	35,313	35,313	35,313	125,339	823,842
National IDBs	307,349	289,669	359,999	330,039	265,949	265,949	1,168,879	2,987,833
IFCs	64,450	91,400	147,450	218,700	335,000	559,800	1,293,532	2,710,332
Leases	156,654	7,950	17,778	23,696	12,549	52,327	5,541	276,495
Other	616	187	141	-	-	-	-	944
Interest and Other Charges	1,139,091	-	-	-	-	-	-	1,139,091
Total in local currency	4,826,358	1,968,467	1,453,285	2,112,031	5,315,526	4,270,466	12,616,859	32,562,992

Foreign currency
IDB	56,573	56,573	56,573	56,573	56,573	56,573	690,968	1,030,406
IBRD	33,453	33,453	33,453	78,294	78,294	78,294	810,339	1,145,580
JICA	150,779	200,959	251,139	251,139	174,232	174,232	913,987	2,116,467
IFCs	-	-	-	1,674,532	1,674,532	-	31,367	3,380,431
Interest and Other Charges	65,727	-	-	-	-	-	-	65,727
Total in foreign currency	306,532	290,985	341,165	2,060,538	1,983,631	309,099	2,446,661	7,738,611

Total	5,132,890	2,259,452	1,794,450	4,172,569	7,299,157	4,579,565	15,063,520	40,301,603

F-56

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Payment Schedule	Consolidated
	2026	2027	2028	2029	2030	2031	2031 to 2048	Total

Local currency
Debentures	2,764,582	1,190,600	689,330	1,346,863	1,720,388	3,216,000	9,119,246	20,047,009
Brazilian Federal Savings Bank	134,275	142,638	151,387	157,420	155,126	141,077	747,833	1,629,756
BNDES	259,341	246,023	87,200	35,313	35,313	35,313	125,339	823,842
IDBs	307,349	289,669	359,999	330,039	265,949	265,949	1,168,879	2,987,833
IFCs	64,450	91,400	147,450	218,700	335,000	559,800	1,293,532	2,710,332
Leases	156,654	7,950	17,778	23,696	12,549	52,327	5,541	276,495
Other	616	187	141	-	-	-	-	944
Interest and Other Charges	1,033,884	-	-	-	-	-	-	1,033,884
Total in local currency	4,721,151	1,968,467	1,453,285	2,112,031	2,524,325	4,270,466	12,460,370	29,510,095

Foreign currency
IDB	56,573	56,573	56,573	56,573	56,573	56,573	690,968	1,030,406
IBRD	33,453	33,453	33,453	78,294	78,294	78,294	810,339	1,145,580
JICA	150,779	200,959	251,139	251,139	174,232	174,232	913,987	2,116,467
IFCs	-	-	-	1,674,532	1,674,532	-	31,367	3,380,431
Blue Bonds	-	-	-	-	2,828,508	-	-	2,828,508
Interest and Other Charges	130,860	-	-	-	-	-	-	130,860
Total in foreign currency	371,665	290,985	341,165	2,060,538	4,812,139	309,099	2,446,661	10,632,252

Total	5,092,816	2,259,452	1,794,450	4,172,569	7,336,464	4,579,565	14,907,031	40,142,347

F-57

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(ii)        Changes

Changes	Individual
	December 31, 2024	Additions	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment/Exchange rate change - Capitalized	Interest Paid	Amortization	Accrued interest	Provision for interest and charges - capitalized	Expenses with borrowing costs	Fair value	December 31, 2025
Local currency
Debentures	12,062,023	-	13,584,300	(181,512)	210,435	55,463	(1,413,689)	(2,568,437)	1,563,871	410,249	31,473	166,665	23,920,841
Brazilian Federal Savings Bank	1,688,057	-	59,514	-	31,293	5,217	(129,881)	(149,610)	108,808	20,925	-	-	1,634,323
BNDES	1,069,075	-	-	-	18,136	5,331	(73,204)	(265,714)	56,058	16,546	352	-	826,580
IDB	3,805,995	-	-	(79)	-	-	(409,438)	(702,858)	283,246	155,002	4,342	-	3,136,210
IFC	2,805,918	-	-	-	-	-	(457,343)	(44,200)	311,151	148,526	3,553	-	2,767,605
Leases (Concession)	317,144	-	-	-	-	-	(22,710)	(183,910)	83,903	-	-	-	194,427
Leases (Other)	150,924	541	-	-	-	-	-	(99,684)	30,287	-	-	-	82,068
Other	2,796	-	-	-	-	-	(58)	(1,856)	19	37	-	-	938
Total in local currency	21,901,932	541	13,643,814	(181,591)	259,864	66,011	(2,506,323)	(4,016,269)	2,437,343	751,285	39,720	166,665	32,562,992

Foreign currency
IDBs	1,017,833	-	211,653	(4,505)	(108,977)	(6,006)	(53,406)	(85,657)	47,168	3,762	1,296	14,021	1,037,182
IBRD	846,017	-	437,507	(2,346)	(90,173)	(787)	(46,133)	(34,034)	45,786	861	701	3,308	1,160,707
JICA	1,492,515	-	1,030,950	(10,426)	(128,344)	1,632	(21,509)	(159,889)	20,954	697	374	(101,669)	2,125,285
IFCs	-	-	3,372,828	(35,733)	(24,945)	1,178	(68,949)	-	102,377	1,580	2,133	64,968	3,415,437
Total in foreign currency	3,356,365	-	5,052,938	(53,010)	(352,439)	(3,983)	(189,997)	(279,580)	216,285	6,900	4,504	(19,372)	7,738,611

Total	25,258,297	541	18,696,752	(234,601)	(92,575)	62,028	(2,696,320)	(4,295,849)	2,653,628	758,185	44,224	147,293	40,301,603

F-58

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Changes	Consolidated
	December 31, 2024	Additions	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment/Exchange rate change - Capitalized	Interest Paid	Amortization	Accrued interest	Provision for interest and charges - capitalized	Expenses with borrowing costs	Fair value	December 31, 2025
Local currency
Debentures	12,062,023	-	10,818,600	(181,512)	184,934	55,463	(1,413,689)	(2,568,437)	1,458,664	410,249	31,473	10,176	20,867,944
Brazilian Federal Savings Bank	1,688,057	-	59,514	-	31,293	5,217	(129,881)	(149,610)	108,808	20,925	-	-	1,634,323
BNDES	1,069,075	-	-	-	18,136	5,331	(73,204)	(265,714)	56,058	16,546	352	-	826,580
IDB	3,805,995	-	-	(79)	-	-	(409,438)	(702,858)	283,246	155,002	4,342	-	3,136,210
IFC	2,805,918	-	-	-	-	-	(457,343)	(44,200)	311,151	148,526	3,553	-	2,767,605
Leases (Concession)	317,144	-	-	-	-	-	(22,710)	(183,910)	83,903	-	-	-	194,427
Leases (Other)	150,924	541	-	-	-	-	-	(99,684)	30,287	-	-	-	82,068
Other	2,796	-	-	-	-	-	(58)	(1,856)	19	37	-	-	938

Total in local currency	21,901,932	541	10,878,114	(181,591)	234,363	66,011	(2,506,323)	(4,016,269)	2,332,136	751,285	39,720	10,176	29,510,095

Foreign currency
IDBs	1,017,833	-	211,653	(4,505)	(108,977)	(6,006)	(53,406)	(85,657)	47,168	3,762	1,296	14,021	1,037,182
IBRD	846,017	-	437,507	(2,346)	(90,173)	(787)	(46,133)	(34,034)	45,786	861	701	3,308	1,160,707
JICA	1,492,515	-	1,030,950	(10,426)	(128,344)	1,632	(21,509)	(159,889)	20,954	697	374	(101,669)	2,125,285
IFCs	-	-	3,372,828	(35,733)	(24,945)	1,178	(68,949)	-	102,377	1,580	2,133	64,968	3,415,437
Blue Bonds	-	-	2,659,300	(19,679)	93,245	-	-	-	63,610	-	1,656	95,509	2,893,641
Total in foreign currency	3,356,365	-	7,712,238	(72,689)	(259,194)	(3,983)	(189,997)	(279,580)	279,895	6,900	6,160	76,137	10,632,252

Total	25,258,297	541	18,590,352	(254,280)	(24,831)	62,028	(2,696,320)	(4,295,849)	2,612,031	758,185	45,880	86,313	40,142,347

F-59

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(a)	Main events in the year ended December 31, 2025

33rd Debenture issue

As of February 5, 2025, the Company raised R$ 3,700 million from the 33rd issue of simple unsecured non-convertible debentures, in three series, with the following characteristics:

Series	Amount	Rate	Maturity
33rd issue - 1st series	1,000,000	CDI + 0.51% p.a.	2032
33rd issue - 2nd series	1,400,000	IPCA + 7.55% p.a.	2035
33rd issue - 3rd series	1,300,000	IPCA + 7.38% p.a.	2040
Total	3,700,000

The proceeds from the issue will be allocated to the refinancing of financial commitments due in 2025, the recomposition and reinforcement of cash and the execution of investments for the Universalization of sanitation services.

In February 2025, interest rate swaps were contracted for the 2nd series, changing from IPCA + 7.5485% p.a. to CDI -0.34% p.a. and the 3rd series, changing from IPCA + 7.3837% p.a. to CDI -0.45% p.a.

The covenants agreed for the 33rd Issue of Debentures are:

Calculated quarterly, upon disclosure of quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company.

Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

22nd Debenture issue

In the period ended March 31, 2025, the Company paid the final amortization of the 22nd debentures issue, of R$ 191,184, of which R$ 180,237 in principal and R$ 10,947 in interest.

F-60

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

30th Debenture issue

In the period ended March 31, 2025, the Company paid the partial amortization of the 30th debentures issue, of R$ 148,571, of which R$ 125,000 in principal and R$ 23,571 in interest.

IDB INVEST 2020

In the period ended March 31, 2025, the Company fully pre-paid of the long-term tranche, in the amount of R$ 492,119, of which R$ 459,740 was principal and R$ 32,379 was interest. Additionally, on February 10, 2025, the medium-term tranche spread was renegotiated, changing from DI + 1.90% to DI + 0.90%, becoming effective as of February 18, 2025.

BNDES

In the period ended March 31, 2025, the Company paid the partial amortization of the agreements with BNDES, of R$ 90,845, of which R$ 70,994 in principal and R$ 20,042 in interest.

IFC 2025

In June 2025, the Company raised the amount of R$ 3,373 million from IFC, with the following characteristics:

Currency	Amount (Currency of Origin)	Amount (R$)	Rate	Hedge Cost	Maturity
Dollar	350,000	1,973,650	SOFR + 1.80% p.a.	DI + 0.85%% p.a.	2032
Euro	220,000	1,399,178	EURIBOR + 1.85% p.a.	DI + 1.20% p.a.	2035
Total		3,372,828

The agreed covenants are: Calculated quarterly, upon disclosure of quarterly information or annual financial statements: - Net debt/adjusted EBITDA lower than or equal to 3.50; - Adjusted EBITDA/paid financial expenses equal to or higher than 2.35. They shall be maintained for two (2) consecutive quarters or not for any period of four (4) consecutive quarters. (no cure period applies to this hypothesis).

34th, 35th and 36th debenture issue

In the third quarter, the Company raised R$ 4,884 million from the issue of simple unsecured non-convertible debentures, in a single series, with the following characteristics:

Instrument	Amount (R$)	Rate	Maturity
34th issue	1,068,600	DI	2032
35th issue	1,000,000	IPCA + 7.26% p.a.	2035
36th issue	2,815,700	IPCA + 9.28% p.a.	2030
Total	4,884,300

Interest rate swaps were contracted for the 35th issue (changing from IPCA + 7.26% p.a. to DI - 0.32% p.a.) and 36th issue (changing from IPCA + 9.28% p.a. to DI +1.39% p.a.). With respect to the 36th issue, of the total amount of R$2,815,700 million, R$ 2,765,7000 million have SABESP Lux, the wholly owned subsidiary, as the counterparty.

F-61

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The agreed covenants for the 34th and 35th issues are:

Calculated quarterly, upon disclosure of quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The 36th issue has no covenants.

Blue Senior Unsecured Notes (“Blue Bonds”)

In July 2025, the Company's wholly-owned subsidiary SABESP Lux priced the offer of senior unsecured notes in the total volume of US$ 500,000 thousand, guaranteed by Sabesp. The Blue Bonds were issued at a rate of 5.625% p.a., maturing in August 2030 and paying semi-annual interest. Interest rate swap transactions were entered into (swapping from 5.625% p.a. to IPCA + 9.28% p.a.). This transaction has the same terms as the 36th issuance mentioned above.

BID 1212:

In July 2025, the Company paid the final amortization of R$ 29,420, of which R$ 28,628 in principal and R$ 792 in interest.

28th debenture issue:

In July 2025, the Company paid the partial amortization of the 28th debentures issue, of R$ 509,085, of which R$ 444,100 in principal and R$ 64,985 in interest.

37th Debenture Issue

In the fourth quarter, the Company raised R$ 5,000 million from the issue of simple unsecured non-convertible debentures, in two series, with the following characteristics:

Instrument	Amount	Rate	Maturity
37th issue - 1st series	3,500,000	DI +0.69%	2032
37th issue - 2nd series	1,500,000	DI+0.90%	2035
Total	5,000,000

F-62

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The 37th issue has no covenants.

JICA 2025

In October 2025, the Company entered into a financing agreement with the Japan International Cooperation Agency (JICA) in the total amount of Yen 30 billion. The financing has a twelve-year period with the following characteristics:

Instrument	Amount (Currency of Origin)	Amount (R$)	Rate	Hedge Cost	Maturity
JICA 2025 Yen	30,000,000	1,030,950	2.00% p.a.	DI- 0.69%% p.a.	2037

The agreed covenants are:

Calculated quarterly, upon disclosure of quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35.

They shall be maintained for two (2) consecutive quarters or not for any period of four (4) consecutive quarters. (no cure period applies to this hypothesis).

(b)	Leases

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets against the lease liability.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (e).

(c)	Covenants

The table below shows the most restrictive covenants as of December 31, 2025.

Covenants
Adjusted EBITDA/Adjusted Financial Expense	Equal to or higher than 3.50
EBITDA /Financial Expense Paid	Equal to or higher than 2.35
Adjusted Net Debt/Adjusted EBITDA	Equal to or less than 3.00
Net Debt /Adjusted EBITDA	Equal to or less than 3.50
Other Onerous Debts (1)/Adjusted EBITDA	Equal to or less than 1.00

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

Approximately 35% of the debt balance as of December 31, 2025 was subject to leverage limits.

F-63

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

As of December 31, 2025 and December 31, 2024, the Company met the requirements outlined by its borrowings and financing agreements.

(d)	Borrowings and financing contracted and not yet used

Individual and Consolidated
Agent	December 31, 2025
(in millions of Reais (*))
Brazilian Federal Savings Bank	703
Brazilian Development Bank – BNDES	7
Inter-American Development Bank - IDB	577
International Bank for Reconstruction and Development – IBRD	501
Banco BTG Pactual	949
Other	4
Total	2,741

(*) Brazilian Central Bank’s exchange rate as of December 31, 2025 (US$ 1.00 = R$ 5.5024).

The funds from financing contracted have specific purposes and are released for the execution of their respective investments, according to the execution of the works.

(e)	General information

Below is detailed information on the borrowings and financing in force as of December 31, 2025. For a better understanding, the table below consolidates the instruments by financial institution, remuneration, currency of origin and linked guarantees:

Financial institution/Instrument	Guarantees	Final maturity	Annual interest rate	Currency
Inter-American Development Bank	Federal Government	2025 - 2044	SOFR + 0.85% to 1.20%	Dollar
Inter-American Development Bank	Own funds	2034 - 2036	CDI+ 0.50% and CDI 2.70%	Real
Inter-American Development Bank	Federal Government	2035	CDI + 0.86%	Real
International Finance Corporation	Own funds	2030	SOFR + 1.80%	Euro
International Finance Corporation	Own funds	2030	EURIBOR + 1.85%	US$
International Finance Corporation	Own funds	2032 - 2034	CDI+0.3735% to 2%	Real
International Bank for Reconstruction and Development	Federal Government	2048	SOFR + 0.74% and 1.84%	Dollar
JICA	Federal Government	2029 - 2037	0.01% - 2.5%	Yen
JICA	Own funds	2037	0.02%	Yen
Debentures	Own funds	2026 - 2040	CDI + 0.00% to 1.80%	Real
Debentures	Own funds	2029 - 2040	IPCA + 3.20% to 9.2860%	Real
Debentures	Own funds	2027 - 2028	1.60% to 2.25%	Real
Brazilian Federal Savings Bank	Own funds	2025 to 2042	TR + 5% to 9.5%	Real
Brazilian Development Bank	Own funds	2026 - 2035	TJLP + 1.72% to 2.18%	Real
Blue Senior Unsecured Notes (“Blue Bonds”)	Own funds	2030	0.06%	Dollar
Fehidro	Own funds	2035	0.03%	Real
Leases	Own funds	2035	IPCA + 7.73% to 10.12%	Real
Leases	Own funds	2042	9.74% to 15.24%	Real

F-64

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Accounting policy

Borrowings and financing are initially recognized at fair value, at the time the funds are received, net of transaction costs and subsequently measured at amortized cost (except for liabilities irrevocably designated for measurement at fair value through profit or loss, as per note 20). Borrowings and financing are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position.

The securities issued by the Company are not convertible into shares and are accounted for as borrowings.

Borrowing costs are interest and other charges incurred by the Company and arise from borrowing and financing agreements, including exchange variation.

Costs that are attributed to the acquisition, construction or production of an asset that necessarily require a substantial period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period in which they are incurred. Capitalization occurs during the period of construction of the asset, considering the weighted average rate of borrowings in force on the capitalization date.

In cases of borrowings or financing in foreign currency, the Company analyzes as if they were taken in national currency, limiting the capitalization of interest and/or exchange variation by the amount that would be capitalized if they were made in the local market in similar borrowing and financing lines.

The capitalization rate used in determining the amount of borrowing costs eligible for capitalization in the current year was 25%.

18	Financial instruments

As of December 31, 2025, the Company had financial assets classified as amortized cost and fair value through profit or loss.

The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, registered warrants, other assets and balances receivable from the Water National Agency (ANA), financial assets of the concession, trade payables, borrowings and financing in local and foreign currency (except for those irrevocably designated at fair value through profit or loss, in accordance with Note 19), services payable, and balances payable deriving from the Public-Private Partnership (PPP), which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,139,064 as of December 31, 2025 (R$ 1,228,389 as of December 31, 2024), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 1,016,697 (R$ 1,105,299 as of December 31, 2024), refers to reimbursement of additional retirement and pension plan - G0, indexed to the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering (i) the maturities

F-65

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

close to the end of the reporting date, (ii) comparison of contractual interest rates with market rates in similar transactions at the end of the reporting periods, and (iii) their nature, and maturity terms.

	Individual		Consolidated		Individual and Consolidated
	December 31, 2025		December 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	40,301,603	40,360,558	40,142,347	40,376,452	25,258,297	26,362,590

In order to obtain the fair values of borrowings and financing, the following criteria were adopted:

(i)	The agreements with the Brazilian Federal Savings Bank (CEF) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were discounted to present value by a specific funding rate for the Company in similar contracts, plus TR x DI, on the closing date of the financial statements. TR x DI rates were obtained at B3.

(ii)	The debentures were projected until the final maturity date in accordance with the contractual rates (IPCA, DI, TJLP or TR), discounted to present value at the future market interest rates, disclosed by ANBIMA in the secondary market, or at the equivalent market rates, or of the Company's securities traded in the national market.

(iii)	Financing – BNDES are instruments considered at the nominal value updated until the maturity date, which are indexed by the TJLP.

These financing have their own characteristics and the conditions defined in the BNDES financing agreements, between independent parties, reflect the conditions for these types of financing. In Brazil, there is no consolidated market for long-term debts with the characteristics of BNDES financing, and the offer of credit to entities in general, with this long-term characteristic, is usually limited to BNDES.

(iv)	Other financing in national currency is considered at face value updated until the maturity date, discounted to present value at future market interest rates. The future rates used were obtained from the B3 website.

(v)	The agreements with the IDB and IBRD were projected until their final maturity in the currency of origin, using the contracted interest rates plus the future SOFR rate, obtained from Bloomberg, being discounted to present value using the coupon exchange curve, obtained from B3, plus the future LFT, disclosed by ANBIMA in the secondary market. All values obtained were converted into reais at the exchange rate as of December 31, 2025.

(vi)	The agreements with JPY + (YEN) index are projected to the final maturity in the currency of origin, using the contracted interest rates, converted to real, through the JPY/BRL forward rate (NDF) for the term and discounted to present value using the interpolated DI curve, obtained in B3 with the carrying amount equal to the fair value. Additionally, for hedge accounting purposes, the inception IRR (Internal Rate of Return) calculated at the time of designation is used.

(vii)	Leases and IFRS 16 leases are instruments measured at present value. Therefore, the Company discloses as market value the amount accounted for on December 31, 2025.

F-66

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Financial instruments referring to, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy and there were no transfers between levels during this period.

There are no instruments classified as level 1 or level 3.

Accounting policy

Financial asset – Classification

The Company classifies its financial assets under the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification in the initial recognition depends on the characteristics of the contractual cash flows and the Company's business model for the management of these financial assets. As of December 31, 2025, the Company had financial assets classified in the categories of amortized cost and fair value through profit or loss.

Amortized cost

This category includes financial assets that meet the following conditions: (i) they are maintained within the business model whose purpose is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that constitute, exclusively, payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method, except for accounts receivable, which are initially measured at their transaction price, as they do not contain financing components, and subsequently measured at amortized cost.

Fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value, with net changes in fair value recognized in the income statement.

This category recognizes the changes in assets and liabilities of the fair value of derivative instruments designated as fair value hedges that the Company used to hedge against the risk and variability of Yen-denominated financing.

Financial liabilities - Classification

The Company classifies its financial liabilities as measured at amortized cost or fair value through profit or loss. As of December 31, 2025, the Company had financial liabilities classified in the two categories mentioned and as of December 31, 2024 only in the amortized cost category.

Amortized cost

This category includes balances payable to contractors and suppliers, borrowings and financing in national currency, services payable, balances payable resulting from Public-Private Partnership – PPP and program contract commitments.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the respective period. The effective interest rate is the rate that discounts precisely the estimated future cash flows (including fees, transaction cost and other issue costs) over the estimated life of the financial liabilities or,

F-67

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

when appropriate, over a shorter period, for initial recognition of the net carrying amount. Gains and losses are recognized in profit or loss when liabilities are written off, as well as by the process of amortization of the effective interest rate.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method. Amortization using the effective interest method is included as a financial expense in the income statement.

Fair value through profit or loss

This category recognizes derivative financial instruments and financial liabilities designated on initial recognition at fair value through profit or loss. The financial liabilities designated on initial recognition at fair value through income are designated on the initial recognition date and only if the criteria of CPC 48 / IFRS 9 are met.

Adjustment at present value

Financial assets and liabilities arising from long-term or short-term transactions, when there are relevant effects, are adjusted to present value based on market discount rates at the date of the transaction. For the purpose of recording and determining relevance, the adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit, and in certain cases implicit, interest rate of the respective assets and liabilities. Based on the analyzes carried out and Management's best estimate, the Company concluded that the adjustment at present value of current monetary assets and liabilities is irrelevant in relation to the financial statements taken as a whole and, therefore, did not record any adjustment.

19	Derivative financial instruments and hedging transactions

The Company is exposed to certain risks related to its transactions. The main risks managed with derivative instruments are currency risk and interest rate risk.

The Company's risk management strategy and how it is applied is disclosed in Note 5.1 above, applicable to consolidated balances. As of December 31, 2025, regarding derivative transactions, the Company held a liability position of R$ 521,832 thousand (Consolidated) and R$ 661,421 (Individual) (as of December 31, 2024, an asset position of R$ 67,440 thousand both Consolidated and Individual).

Derivatives designated as hedging instruments

Fair value hedges

As of December 31, 2025, the Company had an interest rate and currency swap agreement with a notional value of Yen 36 billion, US$ 761 million and Euro 220 million (Yen 36 million as of December 31, 2024), which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage. Swaps are used to hedge exposure to changes in the fair value of loans and financing.

There is an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of fair value hedging transactions, the Company uses the critical terms match method in order to assess whether all terms of the derivative are in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment.

F-68

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The potential sources of hedge ineffectiveness evaluated by the Company are:

•	Differences in the timing of cash flows from hedged items and hedging instruments.
•	Different ratios (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments.
•	Counterparties' credit risk has a different impact on the fair value changes of hedging instruments and hedged items.

The effect of the fair value hedge on the statement of financial position and income statement as of December 31, 2025 is shown below:

Individual and Consolidated
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	Gain / (Loss) on Fair value on the hedged item

1	Yen	Cross-currency swap	36,787,581	1,100,600	1,319,343	(218,743)	(362,310)	60,501
2	Euro	Cross currency swap	220,000	1,469,888	1,495,813	(25,925)	(91,746)	(34,631)
3	Dollar	Cross-currency swap	761,261	4,233,926	4,505,803	(271,877)	(527,372)	(47,666)
Total				6,804,414	7,320,959	(516,545)	(981,428)	(21,796)

The effect of the fair value hedge on the statements of financial position and income statement as of December 31, 2024 is shown below:

Individual and Consolidated
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	Gain / (Loss) on Fair value on the hedged item

1	Yen	Cross-currency swap	36,787,581	1,487,655	1,462,965	24,690	24,690	(34,388)

Cash flow hedges

As of December 31, 2025, the Company did not have any transactions designated as cash flow hedges.

In 2024, the Company entered into hedging derivative financial instruments to mitigate the currency risk, with a corresponding DI rate variation minus an interest percentage, as described in Note 5.1.

There was an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of cash flow hedging transactions, the Company used the critical terms match method in order to assess whether all terms of the derivative were in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment.

The potential sources of hedge ineffectiveness evaluated by the Company at that time were:

F-69

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

• Differences in the timing of cash flows from hedged items and hedging instruments.

• Different ratios (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments.

• Counterparties' credit risk has a different impact on the fair value movements of hedging instruments and hedged items.

The effect of the cash flow hedge on the statement of financial position and income statement as of December 31, 2024 is shown below:

Individual and consolidated
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	OCI Gain / (Loss)	Amounts reclassified from OCI to profit or loss (*)

1	US$	Cross-currency swap	303,978	1,886,418	1,843,668	42,750	42,750	42,750	-
Total				1,886,418	1,843,668	42,750	42,750	42,750	-

Derivatives not designated as hedging instruments

As of December 31, 2025, the Company had an interest rate swap agreement with a notional value of 5,465 million, which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage.

These derivatives were not designated to documented hedge accounting structures, and the Company chose to irrevocably designate the hedged liabilities to the fair value option.

The effect of derivatives not designated to hedge accounting, as well as of liabilities selected at the fair value option on the statement of financial position and income statement is shown below:

Individual
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	Gain / (Loss) on Fair value on the hedged item

1	IPCA	Interest rate swap	6,515,700	7,149,936	7,156,939	(7,003)	(7,003)	(166,665)
2	Yen	Cross currency swap	30,000,000	1,015,310	1,013,594	1,716	1,716	41,168
Total			35,465,700	8,165,246	8,170,533	(5,287)	(5,287)	(125,497)

F-70

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Consolidated
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives - Swap	Gain / (Loss) on Fair value on the hedged item

1	IPCA	Interest rate swap	6,515,700	7,149,936	7,156,939	(7,003)	(7,003)	(10,176)
2	Dollar	Cross currency swap	500,000	2,912,303	3,051,892	(139,589)	(139,589)	(95,970)
3	Yen	Cross currency swap	30,000,000	1,015,310	1,013,594	1,716	1,716	41,168
Total				11,077,549	11,222,425	(144,876)	(144,876)	(64,978)

As of December 31, 2024, there were no instruments designated as fair value options.

Accounting policy

The Company uses derivative financial instruments, such as interest rate and currency swaps, to hedge against its exchange rate risks and interest rate risks. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Derivatives are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the beginning of a hedging relationship, the Company formally designates and documents the hedging relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for performing the hedging.

The documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company assesses whether the hedging relationship meets the hedge effectiveness requirements (including its analysis of the sources of hedge ineffectiveness and how to determine the hedge ratio). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The credit risk effect does not influence the changes in the value that result from this economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the hedged item amount that the entity effectively hedges and the hedging instrument amount that the Entity effectively uses to hedge that quantity of hedged item.

Hedging ineffectiveness is determined upon the emergence of the hedging relationship and through periodic prospective evaluations of effectiveness to ensure that there is an economic relationship between the hedged item and the hedging instrument. The Company contracts derivatives with critical terms that are similar to the hedged items, such as reference rate, reset dates, payment dates, maturities and reference value.

Hedges that meet all eligibility criteria for hedge accounting and those not formally assigned to any accounting hedging relationship are recorded as described below:

a)	Fair value hedges

The Company applies fair value hedge accounting to hedge against the risk of fixed and variable interest rates on loans and financing denominated in foreign currency (Yen, Dollar and Euro). Gain or loss arising from changes in the fair value of derivatives designated and qualified as fair value hedges are recorded in the income statement as “Financial income (expenses), net”, together with any changes in the fair value of the hedged financing liability. The gain or loss related to the non-effective portion of the hedge is also recognized in the income statement as “Financial revenue (expenses), net”.

F-71

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated
b)	Cash flow hedge

The Company applies cash flow hedge accounting to hedge against the risk of variable interest rates and financing denominated in foreign currency (United States Dollar). Changes in the fair value of derivatives designated and qualified as cash flow hedge are recorded and accrued in “other comprehensive income – OCI” in equity, together with changes in the fair value of the hedged financing liability, calculated at present value, since the date of designation of the hedging instrument.

c)	Derivatives measured at fair value through profit or loss

Where applicable, when certain derivative instruments do not qualify for hedge accounting, changes in the fair value of any of these derivative instruments are recognized immediately in the income statement under “Other operating income (expenses), net”.

20	Taxes and Contributions

(a)	Current assets

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Income and social contribution taxes	606,528	752,355	606,528	752,355
Withholding income tax (IRRF) on financial investments	127,965	45,907	128,038	45,921
Pis and Cofins Recoverable[1]	558,209	-	558,209	-
Other federal taxes	2,535	2,535	2,535	2,535
Total	1,295,237	800,797	1,295,310	800,811

¹Includes recognition of extemporaneous tax credits related to PIS and Cofins arising from the Company’s ordinary activities.

(b)	Current liabilities

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Income and social contribution taxes	-	-	1,312	1,957
PIS and Cofins	144,484	162,995	144,623	163,156
INSS (social security contribution)	73,823	44,763	73,865	44,763
IRRF (withholding income tax)	327,552	290,949	327,552	290,949
Others	68,219	90,403	68,240	90,446
Total	614,078	589,110	615,592	591,271

21	Deferred PIS/Cofins taxes

Non-current Liabilities

F-72

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual and Consolidated
	December 31, 2025	December 31, 2024

PIS/Cofins – Financial Asset	1,001,566	822,482
PIS/Cofins – Estimated Revenue	89,049	111,475
Others	190,350	183,847
Total	1,280,965	1,117,804

Current Liabilities	89,049	-
Non-current Liabilities	1,191,916	1,117,804

22	Deferred taxes and contributions

(a)	Statement of financial position details

	Individual and Consolidated
	December 31, 2025	December 31, 2024

Deferred income tax assets
Provisions	653,628	839,864
Pension plan obligations – G1	125,200	125,198
Donations of underlying assets on concession agreements	40,764	43,321
Allowance for doubtful accounts	116,431	177,271
Allowance for losses on other accounts receivable	54,426	50,515
Allowance for inventory losses	121,591	127,840
Allowance for losses on works and projects	10,554	57,606
Allowance for losses on write-off of assets	46,790	42,812
Performance Agreements	81,143	74,670
Present value adjustment (PVA) accounts receivable	89,073	100,913
Loss – hedge (Other comprehensive income)	-	4,302
Derivative financial instruments in the profit/loss	204,190	3,297
Deferred PIS/Cofins	432,777	-
Others	91,657	75,644
Total deferred tax asset	2,068,224	1,723,253

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(290,128)	(314,641)
Capitalization of borrowing costs	(526,275)	(461,362)
Profit on supply to government entities	(573,921)	(334,477)
Financial asset of the concession	(3,681,433)	(3,111,446)
Actuarial gain – G1 Plan	(91,262)	(125,096)
Construction margin	(35,113)	(37,842)
Borrowing Costs	-	(280)
Total deferred tax liabilities	(5,198,132)	(4,385,144)

Net deferred tax liabilities	(3,129,908)	(2,661,891)

F-73

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(b)	Realization

	Individual and Consolidated
	December 31, 2025	December 31, 2024

Deferred income tax assets
to be realized within 12 months	470,419	530,104
to be realized after one year	1,597,805	1,193,149
Total deferred tax asset	2,068,224	1,723,253

Deferred income tax liabilities
to be realized within 12 months	(35,317)	(25,563)
to be realized after one year (*)	(5,162,815)	(4,359,581)
Total deferred tax liabilities	(5,198,132)	(4,385,144)

Net Deferred Tax Assets/(Liabilities)	(3,129,908)	(2,661,891)

(*) The amount of R$ 3,681,433, related to the financial asset, will be realized after the year 2060.

(c)	Changes

	Individual and Consolidated
	December 31, 2024	Net Change	December 31, 2025

Deferred income tax assets
Provisions	839,864	(186,236)	653,628
Pension plan obligations – G1	125,198	2	125,200
Donations of underlying assets on concession agreements	43,321	(2,557)	40,764
Allowance for doubtful accounts	177,271	(60,840)	116,431
Allowance for losses on other accounts receivable	50,515	3,911	54,426
Allowance for inventory losses	127,840	(6,249)	121,591
Allowance for losses on works and projects	57,606	(47,052)	10,554
Allowance for losses on write-off of assets	42,812	3,978	46,790
Performance Agreements	74,670	6,473	81,143
Present value adjustment (PVA) accounts receivable	100,913	(11,840)	89,073
Loss – hedge (Other comprehensive income)	4,302	(4,302)	-
Derivative financial instruments in the profit/loss	3,297	200,893	204,190
Deferred PIS/Cofins	-	432,777	432,777
Others	75,644	16,013	91,657
Total deferred tax asset	1,723,253	344,971	2,068,224

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(314,641)	24,513	(290,128)
Capitalization of borrowing costs	(461,362)	(64,913)	(526,275)
Profit on supply to government entities	(334,477)	(239,444)	(573,921)
Financial asset of the concession	(3,111,446)	(569,987)	(3,681,433)
Actuarial gain – G1 Plan	(125,096)	33,834	(91,262)
Construction margin	(37,842)	2,729	(35,113)
Borrowing Costs	(280)	280	-
Total deferred tax liabilities	(4,385,144)	(812,988)	(5,198,132)

Net Deferred Tax Liabilities	(2,661,891)	(468,017)	(3,129,908)

F-74

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual and Consolidated
	December 31, 2023	Net Change	December 31, 2024

Deferred income tax assets
Provisions	666,131	173,733	839,864
Pension plan obligations – G1	135,231	(10,033)	125,198
Donations of underlying assets on concession agreements	45,140	(1,819)	43,321
Allowance for doubtful accounts	182,519	(5,248)	177,271
Allowance for losses on other accounts receivable	54,905	(4,390)	50,515
Allowance for inventory losses	74,939	52,901	127,840
Allowance for losses on works and projects	1,839	55,767	57,606
Allowance for losses on write-off of assets	8,930	33,882	42,812
Performance Agreements	62,517	12,153	74,670
Present value adjustment (PVA) accounts receivable	102,216	(1,303)	100,913
Loss – hedge (Other comprehensive income)	-	4,302	4,302
Derivative financial instruments in the profit/loss	-	3,297	3,297
Others	77,421	(1,777)	75,644
Total deferred tax asset	1,411,788	311,465	1,723,253

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(329,060)	14,419	(314,641)
Capitalization of borrowing costs	(465,510)	4,148	(461,362)
Profit on supply to government entities	(348,514)	14,037	(334,477)
Financial asset of the concession	-	(3,111,446)	(3,111,446)
Actuarial gain – G1 Plan	(121,425)	(3,671)	(125,096)
Construction margin	(40,579)	2,737	(37,842)
Borrowing Costs	(8,624)	8,344	(280)
Total deferred tax liabilities	(1,313,712)	(3,071,432)	(4,385,144)

Net Deferred Tax Assets/(Liabilities)	98,076	(2,759,967)	(2,661,891)

F-75

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	December 31, 2025	December 31, 2024

Initial balance	(2,661,891)	98,076
Net change in the year:
- consideration in the income statement	(501,852)	(2,756,296)
- consideration in equity valuation adjustments (Note 26)	33,835	(3,671)
Total net change	(468,017)	(2,759,967)

Final balance	(3,129,908)	(2,661,891)

(d)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Individual		Consolidated
	2025	2024	2025	2024

Profit before taxes	11,696,513	13,638,257	11,701,851	13,642,808
Statutory rate	34%	34%	34%	34%
Estimated expense at statutory rate	(3,976,814)	(4,637,007)	(3,978,629)	(4,638,555)
Permanent differences
Tax benefit from interest on equity	611,320	672,796	611,320	672,796
Provision Law No. 4.819/1958 – G0	(43,638)	(23,721)	(43,638)	(23,721)
Donations	(104)	(21,591)	(104)	(21,591)
Tax Incentives	92,550	52,892	92,550	52,892
Agreement with AAPS	(9,709)	(77,471)	(9,709)	(77,471)
Other differences	91,941	(24,592)	88,418	(27,595)
Income and social contribution taxes	(3,234,454)	(4,058,694)	(3,239,792)	(4,063,245)
Current income and social contribution taxes	(2,736,903)	(1,298,097)	(2,742,241)	(1,302,648)
Deferred income and social contribution taxes	(497,551)	(2,760,597)	(497,551)	(2,760,597)
Effective rate	28%	30%	28%	30%

Accounting policy

The expenses with income and social contribution taxes represent the sum of the current and deferred taxes.

Current taxes

F-76

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The provision for income and social contribution taxes is based on the taxable income for the year and calculated on the basis of the rates in force at the end of the year. The income tax was constituted at the rate of 15%, plus an additional 10% on taxable income in excess of R$ 240. The social contribution was calculated at the rate of 9% on the adjusted accounting profit. Taxable income differs from income presented in the income statement because it excludes taxable or deductible income or expenses in other years, in addition to excluding non-taxable or non-deductible items on a permanent basis. The Company periodically evaluates the positions taken in the income tax returns in relation to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the estimated amounts of payment to the tax authorities.

Deferred taxes

Deferred income and social contribution taxes are recognized in full on the differences between the assets and liabilities recognized for tax purposes and their corresponding recognized amounts in the financial statements; however, they are not recognized if they are generated in the initial record of assets and liabilities in operations that do not affect the tax bases, except in business combination operations. The deferred income tax and social contribution are determined considering the rates (and laws) in force on the date of preparation of the financial statements and which are expected to be applicable when the respective income and social contribution taxes are realized.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax losses can be offset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to income taxes levied by the same taxing authority on the taxing entity.

The Company recognizes and pays income taxes based on the results of operations determined in accordance with the Brazilian corporation law, considering the provisions of the tax legislation. Deferred tax assets and liabilities are recognized based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews deferred tax assets for recoverability and recognizes a valuation allowance if it is probable that these assets will not be realized, based on historical taxable income, the projection of future taxable income and the estimated time of reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for valuation allowance of all or a significant part of the deferred tax assets.

23	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. The payment terms and amounts are defined based on the outcome of these lawsuits.

Throughout 2025, the Company revised its criteria for evaluating legal proceedings, which were previously defined

F-77

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

internally, by hiring external law firms. Furthermore, it adopted a new internal policy for reaching legal settlements, as this was not the usual practice of the Company. During the period, certain environmental provisions were reversed, reflecting changes in the period related to decisions on the matter and changes in circumstances.

	Individual and Consolidated			Individual and Consolidated
	December 31, 2025			December 31, 2024
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits

Customer claims (i)	134,411	(1,510)	132,901	149,803	(11,341)	138,462
Supplier claims (ii)	51,342	(60)	51,282	235,683	(58)	235,625
Other civil claims (iii)	154,148	(437)	153,711	174,151	(1,431)	172,720
Tax claims (iv)	12,236	(646)	11,590	176,426	(2,417)	174,009
Labor claims (v)	1,409,720	(16,318)	1,393,402	1,077,083	(13,210)	1,063,873
Environmental claims (vi)	160,575	(49)	160,526	657,041	(51)	656,990
Total	1,922,432	(19,020)	1,903,412	2,470,187	(28,508)	2,441,679

Current	1,370,013	-	1,370,013	1,546,184	-	1,546,184
Noncurrent	552,419	(19,020)	533,399	924,003	(28,508)	895,495

(II)	Changes

	Individual and Consolidated
	December 31, 2024	Additional provisions	Interest and inflation adjustment	Use of the provision	Amounts not used (reversal)	December 31, 2025

Customer claims (i)	149,803	13,199	33,397	(22,670)	(39,318)	134,411
Supplier claims (ii)	235,683	52,277	18,248	(147,371)	(107,495)	51,342
Other civil claims (iii)	174,151	81,594	41,826	(84,893)	(58,530)	154,148
Tax claims (iv)	176,426	37,206	12,584	(10,055)	(203,925)	12,236
Labor claims (v)	1,077,083	448,414	229,306	(48,850)	(296,233)	1,409,720
Environmental claims (vi)	657,041	63,221	59,615	-	(619,302)	160,575
Sub-total	2,470,187	695,911	394,976	(313,839)	(1,324,803)	1,922,432

Escrow deposits	(28,508)	(59,524)	(7,218)	5,817	70,413	(19,020)

Total	2,441,679	636,387	387,758	(308,022)	(1,254,390)	1,903,412

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the quarterly information, since neither are outflows expected to be required nor can the amount of the obligations cannot be reliably measured. Contingent liabilities, assessed as possible loss, net of deposits, are represented as follows:

F-78

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual and Consolidated
	December 31, 2025	December 31, 2024

Customer claims (i)	219,312	171,831
Supplier claims (ii)	925,899	807,950
Other civil claims (iii)	812,534	669,108
Tax claims (iv)	1,711,737	1,362,849
Labor claims (v)	918,561	1,321,935
Environmental claims (vi)	5,264,307	5,294,595
Total	9,852,350	9,628,268

(c)	Explanation of the nature of the main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, demanding fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

F-79

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The main litigations involving the Company include: a) discharge or release of sewage without proper treatment; b) investment in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; among others.

(d)	Guarantee insurance

In July 2025, the Company renewed the agreement for the issue of policies under several types of guarantee insurance, whose limit that can be used as insurance for escrow deposit is R$ 375 million.

The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up the effectiveness period of five years. As of December 31, 2025, the amount of R$ 347 million was available for use.

Accounting policy

Provisions are recognized when: i) the Company has a present obligation (legal or non-formalized) as a result of a past event; ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and iii) the value can be reliably estimated. If there are several similar obligations, the likelihood of an outflow of resources being required for settlement is determined by considering the nature of those obligations as a whole.

Provisions are measured at the present value of disbursements expected to be required to settle the obligation, using a pre-tax rate that reflects current market assessments of the time value of cash and the specific risks of the obligation. The increase in the obligation due to lapse of time is recognized as a financial expense.

For the purpose of presenting the financial statements, the provision is stated net of escrow deposits, based on the legal set-off right.

Judicial deposits not linked to related obligations are recorded as non-current assets and adjusted by the indexes established by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements because it does not expect outflows of resources to be required or when the amount of the obligation cannot be measured with sufficient reliability.

Judgments regarding future events may differ significantly from current estimates and exceed the amounts provisioned. Provisions are reviewed and adjusted taking into account changes in the circumstances surrounding them.

Contingent assets are not recognized in the financial statements.

24	Labor and social obligations

	Individual and Consolidated
	December 31, 2025	December 31, 2024

Salaries and payroll charges	62,232	70,291
Provision for vacation	193,878	218,987
Healthcare plan (i)	106,589	117,578
Provision for profit sharing (ii)	203,784	181,446
Incentivized Dismissal Program - IDP (iii)	17,126	62,127
Voluntary Dismissal Program - VDP (iv)	113,338	629,273
Consent Decree (TAC)	2,163	5,587
Knowledge Retention Program (KRP)	519	904
Total	699,629	1,286,193

F-80

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In 2025, the Company contributed 8.19%, on average, of gross payroll, totaling R$ 266,597 (8.63% in 2024, totaling R$ 297,929) in expenses with salaries, payroll charges, and benefits.

The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) regarding the financial compensation linked to the effectiveness of the SABESP and VIVEST health plan agreement, for the period of 60 months of the migration of retirees, former employees, pensioners and dependents between health plans, is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts related to the deficits of the health plans of retirees, former employees, pensioners and dependents, and for the reimbursement by each of them to the Company for the deficit.

In the first quarter of 2024, the Company recognized the obligation related to the agreement, considering the entire population migrated or under negotiation for health plan migration, with a total impact on profit or loss for the period of R$ 162,388 recorded in the line general expenses.

Until December 31, 2025, the total provision amount was R$ 134,751, of which R$ 42,187 in this line in current liabilities, and R$ 92,564 in non-current liabilities under the line "Other Obligations".

(ii)	Provision for profit sharing

The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the achievement of established goals. In addition, a new short-term incentive program was approved at the 2025 AEGM, which will be paid as Profit Sharing to the Company's management positions, subject to the achievement of individual and collective goals. This program is provisioned monthly, according to the achievement of these targets.

(iii)	Incentivized Dismissal Program (“IDP”) and Voluntary Dismissal Program (“VDPs”)

In June 2023, the Company implemented the IDP to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs (more details in Note 21 to the Annual Financial Statements as of December 31, 2023).

As of December 31, 2025, R$ 17,126 was recorded due to the provision for compensation incentives for employees who joined the Program, recognized in current liabilities under "Other obligations” line. These amounts refer to

F-81

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Health Plan reimbursements to be implemented for 24 consecutive and uninterrupted months, until approximately the end of 2026.

The VDPs were implemented to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs and was carried out in three phases:

1- 2025 VDP: applications in the period from December 23, 2024 to January 31, 2025, with 2,039 applications and contractual terminations beginning February 2025 (further details in Note 23 of the Annual Financial Statements as of December 31, 2024).

2- VDPD: applications in the period from August 6, 2025 to August 29, 2025, with 145 applications and contract terminations scheduled from August 6, 2025 to December 31, 2025.

3 –VDP2: applications in the period from September 1, 2025 to September 26, 2025, with 1,716 applications and contract terminations according to the schedule previously established, from September 1, 2025 to December 31, 2025.

Until December 31, 2025, the amount of R$ 113,328 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the programs.

Accounting policy

Salaries, vacations, 13th salary, profit sharing and supplementary payments negotiated in collective labor agreements, plus the corresponding charges and social contributions, are recorded on an accrual basis.

The profit sharing program is based on operational and financial goals, and a provision is recognized when there is an obligation provided in agreement or when there is a past practice that created a constructive obligation, being accounted for as operating cost, selling, administrative or capitalized expenses under assets.

25	Pension plan obligations

The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G1 Plan (ii) and G0 (i); and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), and only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Statements of defined benefit plans

Summary of pension plan obligations - Liabilities

	Individual and Consolidated
	December 31, 2025			December 31, 2024
	G1 Plan	G0	Total	G1 Plan		G0	Total

Present value of defined benefit obligations	(2,731,190)	(2,040,647)	(4,771,837)	(2,335,938)		(1,931,145)	(4,267,083)
Fair value of plan assets	2,631,676	-	2,631,676	2,468,182	-	-	2,468,182
Asset ceiling	-	-	-	(132,244)	-	-	(132,244)
Total pension plan obligations (deficit)	(99,514)	(2,040,647)	(2,140,161)	-		(1,931,145)	(1,931,145)

F-82

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Changes in Liabilities

	Individual and Consolidated
	December 31, 2025			December 31, 2024
	G1 Plan	Go	Total	G1 Plan	G0	Total
Plan liabilities
Defined benefit obligation, beginning of year	(2,335,938)	(1,931,145)	(4,267,083)	(2,982,863)	(2,098,622)	(5,081,485)
Current service cost	(28,454)	-	(28,454)	(35,951)	-	(35,951)
Interest cost	(282,334)	(233,289)	(515,623)	(274,718)	(189,274)	(463,992)
Actuarial gains/(losses) accounted for as equity valuation adjustments	(345,879)	(104,294)	(450,173)	716,927	135,201	852,128
Paid benefits	261,415	228,081	489,496	240,667	221,550	462,217

Defined benefit obligation, end of year	(2,731,190)	(2,040,647)	(4,771,837)	(2,335,938)	(1,931,145)	(4,267,083)

Plan assets
Fair value of plan assets, beginning of year	2,468,182	-	2,468,182	2,938,614	-	2,938,614
Expected return on plan assets	302,466	-	302,466	274,265	-	274,265
Contributions by the Company	35,580	-	35,580	39,676	-	39,676
Contributions by participants	24,749	-	24,749	30,180	-	30,180
Paid benefits	(261,415)	-	(261,415)	(240,667)	-	(240,667)
Actuarial gains/(losses) accounted for as equity valuation adjustments	62,114	-	62,114	(573,886)	-	(573,886)
Fair value of plan assets, end of year	2,631,676	-	2,631,676	2,468,182	-	2,468,182
Asset ceiling	-	-	-	(132,244)	-	(132,244)
Total pension plan obligations (deficit)	(99,514)	(2,040,647)	(2,140,161)	-	(1,931,145)	(1,931,145)

Changes in equity – Equity evaluation adjustment

The Company, in compliance with CPC33 (R1) and IAS19, recognized the gains/(losses) arising from changes in actuarial assumptions in equity, as equity valuation adjustments, as shown below:

	Individual and Consolidated
	As of December 31, 2025			As of December 31, 2024
	G1 Plan	G0	Total	G1 Plan	G0	Total

Actuarial gains/(losses) on obligations	(134,691)	(104,294)	(238,985)	692,430	135,201	827,631
Gains/(losses) on financial assets	34,539	-	34,539	(549,389)	-	(549,389)
Asset ceiling	-	-	-	(132,244)	-	(132,244)
Total gains/(losses)	(100,152)	(104,294)	(204,446)	10,797	135,201	145,998

Deferred income tax and social contribution tax	(33,835)	-	(33,835)	(3,671)	-	(3,671)

Equity valuation adjustments	(66,317)	(104,294)	(170,611)	7,126	135,201	142,327

F-83

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Changes in profit or loss for the year

	Individual and Consolidated
	As of December 31, 2025			As of December 31, 2024
	G1 Plan	G0	Total	G1 Plan	G0	Total

Net service cost	3,704	-	3,704	5,799	-	5,799
Interest cost	282,334	233,289	515,623	274,718	189,274	463,992
Expected return on plan assets	(302,466)	-	(302,466)	(274,265)	-	(274,265)
Interest on the maximum limit of liabilities/(assets)	19,957	-	19,957	-	-	-
Amount received from the São Paulo State (undisputed)	-	(104,943)	(104,943)	-	(119,506)	(119,506)
Contributions by the Company	35,580	-	35,580	-	-	-
Total expenses	39,109	128,346	167,455	6,252	69,768	76,020

Maturity profile of the obligations

	Individual and Consolidated
	As of December 31, 2025
	G1 Plan	Go

Payment of expected benefits in 2026	256,213	225,953
Payment of expected benefits in 2027	236,985	191,192
Payment of expected benefits in 2028	221,642	177,661
Payment of expected benefits in 2029	206,567	164,661
Payment of expected benefits in 2030 or later	1,809,783	1,281,180
Total	2,731,190	2,040,647

Actuarial assumptions used

Individual and Consolidated
	As of December 31, 2025		As of December 31, 2024
	G1 Plan	G0	G1 Plan	G0

Actual discount rate (NTN-B)	7.37% p.a.	7.39% p.a.	7.40% p.a.	7.37% p.a.
Inflation rate	4.05% p.a.	4.05% p.a.	4.96% p.a.	4.96% p.a.
Statutory rate of wage growth	6.13% p.a.	4.05% p.a.	7.06% p.a.	7.06% p.a.
General mortality table	AT-2000 table, rated down by 10% (Segregated by gender)	AT-2000 table, rated down by 10% (Segregated by gender)	AT-2000 table (Segregated by gender)	AT-2000 table (Segregated by gender)

Sensitivity analysis

The sensitivity analysis to changes in the main weighted assumptions of the total liabilities of the defined benefit pension plan, as of December 31, 2025, was:

F-84

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Individual and Consolidated
As of December 31, 2025
Assumption	Change in assumption	G1 Plan	G0

	Increase of 1.0%	Reduction of R$ 284,643	Reduction of R$ 235,031
Discount rate	Reduction of 1.0%	Increase of R$ 340,399	Increase of R$ 229,336

	1-year increase	Increase of R$ 60,126	Increase of R$ 83,002
Life expectancy	1-year reduction	Reduction of R$ 58,845	Reduction of R$ 78,236

	Increase of 1.0%	Increase of R$ 11,442	-
Rate of wage growth	Reduction of 1.0%	Reduction of R$ 11,988	-

G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2025, the number of active and inactive participants was 1,303 and 9,405 (1,895 and 8,907 as of December 31, 2024), respectively.

The contributions of the Company and the participants to the G1 Plan in 2025 were R$ 35,580 and R$ 3,238 (R$ 39,676 and R$ 5,683 in 2024) respectively. Of this amount, in 2025, the Company and the participants made payments related to the actuarial deficit in the amounts of R$ 32.523 and R$ 21,511 (R$ 34,258 and R$ 24,497 in 2024), respectively.

Individual and Consolidated
Expected expense for the following fiscal year
G1

Net service cost	2,734
Interest cost	298,708
Expected normal and extraordinary contributions from participants	(26,279)
Net return on financial assets	(290,605)
Expenses/(Gains) to be recognized by the Company	(15,442)

 Plan assets

The plan's investment policies and strategies aim to obtain consistent returns and reduce the risks associated with the use of financial assets available in the Capital Markets through diversification, considering factors such as liquidity needs and the long-term nature of the plan's liabilities, types and availability of financial instruments in the local and international market, general economic conditions and forecasts, as well as requirements stipulated by law. The allocation of the plan's assets and the strategies of its management are determined with the support of reports and analyses prepared by SABESPREV and independent financial advisors:

F-85

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	Individual and Consolidated		Individual and Consolidated
	As of December 31, 2025		As of December 31, 2024
	G1 Plan	%	G1 Plan	%

Fixed income	2,458,078	93.0	2,279,323	92.4
Equity securities	16,149	0.6	13,886	0.5
Structured investments	108,861	4.4	121,820	5.2
Others	48,588	2.0	53,153	1.9

Fair value of plan assets	2,631,676	100	2,468,182	100

The restrictions regarding investments in the asset portfolio, in the case of federal government bonds, are:

i)	securities backed by the National Treasury;
ii)	derivative instruments should only be used for hedging purposes.

The restrictions regarding investments in the asset portfolio, in the case of equity securities for internal management, are:

i)	day-trade transactions;
ii)	short selling;
iii)	unsecured swap transactions; and
iv)	leverage will not be allowed, transactions with derivatives that represent a leverage of the asset or short sale, such operations cannot result in losses greater than the amounts invested.

As of December 31, 2025, SABESPREV did not have any financial assets issued by the Company in its own portfolio; however, there could be such assets in the portfolio of investment funds invested by the Foundation. The real properties held in the portfolio are not used by the Company.

(ii)	G0

According to State Law No. 4819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments under the "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

The expense expected for the following year includes interest cost in the amount of R$ 222,985.

As of December 31, 2025, the total inactive participants was 1,688 (1,853 as of December 31, 2024).

(iii)	Sabesprev Mais Plan

Managed by SABESPREV, as of December 31, 2025, this Defined Contribution Plan had 7,585 active and assisted participants (8,762 as of December 31, 2024).

F-86

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

As of December 31, 2025, the number of participants was 205 (82 as of December 31, 2024).

(v)	Reconciliation of expenditures with pension plan obligations

	Individual and Consolidated	Individual and Consolidated
	December 31, 2025	December 31, 2024

G1 Plan (i)	39,109	6,252
Go (ii)	128,346	69,768
SABESPrev Mais Plan (iii)	22,513	26,198
VIVEST Plan (iv)	2,988	970
Sub-total	192,956	103,188

Capitalized	(15,033)	(7,884)
Others	14,437	10,653

Pension plan obligations (Note 31)	192,360	105,957

Accounting policy

Defined benefit

The Company makes the contractual contributions to the social security benefit plan sponsored by it, in the defined benefit modality. The regular contributions comprise the net administrative costs and are recorded in the profit or loss for the period in which they are due.

The liability related to benefit pension plans is represented by the present value of the obligation at the reporting date, minus the fair value of the plan assets. Defined benefit obligations (G1 Plan), as well as the retirement and pension supplementation plan (G0) are calculated annually by independent actuaries, using the projected unit credit method. The estimate of future cash outflow is discounted to its present value, using the interest rates of government securities whose maturities approximate the maturities of the related liability.

With respect to actuarial gains and losses, arising from adjustments based on experience and changes in actuarial assumptions, they are recorded directly under equity, as an equity valuation adjustment (EVA), so that the plan's net asset or liability is recognized in the statement of financial position to reflect the full amount of the plan's deficit or surplus.

When a reduction or liquidation of the plan occurs, which relates only to some employees of the plan, or when only part of the obligation is settled, the gain or loss includes a pro rata portion of the cost of past service and actuarial gains and losses. The pro rata portion is determined based on the present value of the obligations before and after the reduction or settlement.

F-87

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The liability recognized in the statement of financial position with respect to defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, minus the fair value of the plan assets. The obligation of this benefit is calculated annually by independent actuaries, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, shown in the currency in which the benefits will be paid and which have maturities close to those of the respective pension plan obligation.

Defined contribution

The Company makes the contractual contributions to the social security benefit plans sponsored by it, in the defined contribution modality, which provides its employees with post-employment benefits, in which the Company makes equal contributions to employees, within the limits established by regulation. In this model, the benefits paid are directly related to the amount contributed, and there are no deficits to be covered by the Company.

26	Services payable

	Individual		Consolidated
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Service providers	633,265	412,422	635,144	415,873
Municipal Transfers	448,224	563,244	448,224	563,301
FAUSP	1,361,348	395,179	1,361,348	395,179
Other services	325,062	64,153	327,700	64,154
Total	2,767,899	1,434,998	2,772,416	1,438,507

This line records the balances payable, mainly for services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others.

FAUSP – Definition of Balancing Tariffs

As of December 31, 2025, after ARSESP (the Regulatory Agency for Public Services of the State of São Paulo) defined the balancing tariff tables, the Company adjusted the provision for the amounts allocated to the Escrow Account pursuant to Concession Agreement No. 01/2024.

The impact resulting from this adjustment, which considers the period between July 2024 and June 2025, was R$ 107 million, recognized in profit or loss for the 3rd quarter of 2025.

For further details regarding FAUSP, see Note 30.

27	Equity

(a)	Capital stock

As of December 31, 2025, the Company’s fully subscribed and paid-in capital, totaling R$ 21,210,000, was composed of registered, book-entry shares with no par value, as follows:

F-88

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

December 31, 2025	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%

State of São Paulo (1)(2)	126,684,334	18.0	1	100.0	126,684,335	18.0
Equatorial S.A.	105,566,079	15.0	-	-	105,566,079	15.0
Free Float	471,523,455	67.0	-	-	471,523,455	67.0
Total	703,773,868	100.0	1	100.0	703,773,869	100.0

December 31, 2024	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%

State of São Paulo (1)(2)	123,036,669	18.0	1	100.0	123,036,670	18.0
Equatorial S.A.	102,526,480	15.0	-	-	102,526,480	15.0
Free Float	457,946,719	67.0	-	-	457,946,719	67.0
Total	683,509,868	100.0	1	100.0	683,509,869	100.0

(1)	Considers 126,684,328 common shares held by the São Paulo State Treasury Department and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Special class preferred share.

At the Extraordinary General Meeting held on May 27, 2024, the shareholders approved the amendment to the Company's Bylaws, which became effective on July 22, 2024, to provide for the authorization of a capital increase up to the limit of 1,187,144,787 common, registered, book-entry shares without par value.

As of December 18, 2025, the Board of Directors approved a capital increase from R$ 18,400,000 to R$ 21,210,000 with the capitalization of part of the investment reserve in the amount of R$ 2,810,000. This transaction did not affect cash.

(b)	Shareholder returns

	Individual and Consolidated
	2025	2024

Profit for the period	8,462,059	9,579,563
(-) Legal reserve - 5% (c)	423,103	478,978
(-) Mandatory minimum dividend – 25% (c)	2,009,739	2,275,146
(-) IRRF w/o interest on equity	371,823	274,668
Investment reserve (e)	5,657,394	6,550,771

Management shall submit at the General Meeting a proposal for the transfer of the accrued retained earnings, in the

F-89

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

amount of R$ 5,657,394 to the Investment Reserve account, to meet the investment needs provided for in the Capital Budget.

The Investment Reserve balance, together with the other profit reserves, will reach the amount of R$ 21,518,212.

Accounting policy

The Company recognizes dividend payment as liability when this distribution is authorized and ceases to be an option of the company or when provided for by Law. Under current corporation law, a distribution is authorized when approved by the shareholders and the corresponding amount is directly recognized under equity. The corporation law also establishes the requirement to pay a mandatory minimum dividend, after adjustments have been made to the profit earned in the year and allocation of reserves also provided for in article 202 of the Corporations Law.

Distributions without effect on cash are measured at the fair value of the assets to be distributed, and the measurement at fair value is recognized directly under equity.

At the time of distribution of assets without effect on cash, any difference between the carrying amount of the liabilities and the carrying amount of the distributed asset is recognized in the income statement.

(c)	Compensation to shareholders

Shareholders are assured a mandatory minimum dividend of 25% of net income, adjusted in accordance with corporate legislation. No interest is accrued on approved dividends, and any amounts not claimed within 3 years from the date of the General Meeting that approved them shall expire in favor of the Company.

The General Meeting approved, on April 29, 2025, the distribution of dividends as interest on equity totaling R$ 1,831,122, corresponding to minimum mandatory dividends and R$ 718,692 as supplementary minimum dividends, totaling R$ 2,549,814, which were paid in May 2025.

On December 18, 2025, the General Meeting of Shareholders approved the payment of interest on equity, as remuneration to shareholders, in the gross amount of R$ 1,798,001, corresponding to R$ 2.55 per share. Shareholders holding shares issued by the Company on the record date of December 23, 2025, will be entitled to receive the payment. The payment will be made on April 30, 2026, and the amounts approved will be allocated to the mandatory minimum dividend related to the fiscal year ended in 2025.

The Company proposed, subject to approval by the 2026 General Meeting, dividends in the form of interest on equity in the amount of R$ 481,439 corresponding to R$ 0.68 per common share to be approved at the General Meeting on April 28, 2026.

The Company charged interest on equity to the minimum dividend, net of withholding income tax. The amount of R$ 371,823 (R$ 274,668 in 2024) related to withholding income tax was recognized in current liabilities, to comply with the tax obligations related to the credit of interest on equity.

The balance payable of interest on equity and dividends, as of December 31, 2025, in the amount of R$ 2,059,850 (R$ 2,275,890 in 2024), refers to the declared amount in 2025 of R$ 2,009,739 (R$ 2,275,146 in 2024), net of withholding income tax related to the principal amount added of R$ 48,579 concerning the portion of exempt beneficiaries and R$ 1,532 declared in prior years (in 2024 – R$ 744).

F-90

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Accounting policy

The Company uses the dividend distribution tax benefit in the form of interest on equity, as permitted by law and based on the Bylaws. Interest is recorded in accordance with the provisions contained in Law No. 9,249/1995, for deductibility purposes, limited to the pro-rata variation of long-term interest rates – TJLP. The dividend attributed to shareholders is recorded under current liabilities with a counterpart under Equity. Any amount above the mandatory minimum is only provisioned on the date on which it is approved by the shareholders, at the General Meeting, except for the taxes levied on the distribution of interest on equity. The tax benefit of interest on equity is recorded under profit or loss for the year, in the same basis as the recognition of expenses.

(d)	Legal reserve

Legal reserve Profit reserve - legal reserve: it is constituted by the allocation of 5% of the net profit for the year up to the limit of 20% of the capital stock. The Company may cease to establish the legal reserve in the fiscal year in which the balance of this reserve, plus the amount of capital reserves exceeds 30% of the capital stock. The legal reserve is intended to ensure the integrity of the capital stock and may only be used to offset losses or increase capital, rather than to pay dividends.

(e)	Investment reserve

Profit reserve - investment reserve: it is set up specifically from the portion corresponding to the own funds that will be destined to the expansion of the water supply and sanitary sewage systems, based on the capital budget approved by Management.

As of December 31, 2025 and 2024, the balance of the investment reserve was R$ 18,751,526 and R$ 19,304,132, respectively.

In accordance with the provisions of paragraph four of Article 49 of the Bylaws, the Board of Directors may propose at the General Meeting that the remaining balance of the profit for the year, after deducting the legal reserve and the minimum mandatory dividend, be allocated to the setup of an investment reserve that will comply with the following criteria:

I-	its balance, together with the balance of the other profit reserves, except the contingency and unrealized profit reserves, may not exceed the capital stock; and
II-	the purpose of the reserve is to ensure the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any time;

c) in the operations of redemption, reimbursement or purchase of shares, authorized by law; and

d) in the incorporation into the capital.

(f)	Retained Earnings/Accumulated Losses

The statutory balance of this account is zero as all retained earnings must be allocated to a profit reserve.

F-91

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated
(g)	Equity valuation adjustments

Gains and losses arising from changes in actuarial assumptions and transactions involving financial instruments are recorded as equity valuation adjustments, net of the effects of deferred income and social contribution taxes.

Individual and consolidated	G1 Plan	G0	Hedge	Total

Balance as of December 31, 2024	242,834	45,855	(8,350)	280,339
Actuarial gains/(losses) for the year (Note 25)	(100,152)	(104,294)	8,350	(196,096)
Balance as of December 31, 2025	142,682	(58,439)	-	84,243

Individual and consolidated	G1 Plan	G0	Hedge	Total

Balance as of December 31, 2023	235,708	(89,346)	-	146,362
Actuarial gains/(losses) for the year (Note 25)	7,126	135,201	-	142,327
Gains/(losses) on financial instruments (Note 19)	-	-	(8,350)	(8,350)
Balance as of December 31, 2024	242,834	45,855	(8,350)	280,339

(h)	Treasury share

The Company has two share-based payment plans under which the Company's shares were granted to some senior executives and certain3 employees. See further details in item i).

Share-based payment plans in the respective year will be settled using treasury shares of the Company.

As of December 31, 2025, the Company held 3,554,431 treasury shares.

Accounting policy

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the carrying amount and the consideration is recognized under other capital reserves.

(i)	Long-Term Incentive Plan - ILP

At the Extraordinary General Meeting held on April 29, 2025, SABESP's Restricted Share and Performance Plans were approved. The granting of shares is subject to the permanence of the participants in the Company and, in the case of performance shares, in addition to the fulfillment of specific goals such as the Universalization Factor (U Factor) and the Total Shareholder Return (TSR).

The Restricted Share Plan provides its participants with 4-year vesting with the acquisition of 25% of the shares each year. Specifically for the Chief Executive Officer, vesting will be 8 years, following a staggered schedule of annual acquisition.

F-92

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

The Performance Share Plan has a 5-year vesting with annual acquisition conditioned on the achievement of goals for its participants. In the specific case of the Chief Executive Officer, the transfer of shares is planned to occur only at the end of the program period. If U Factor goals are achieved in 2029 (universalization), as provided for in the Concession Agreement – URAE-1, the plan provides for the possibility of accelerating the vesting in October 2030 for all participants, including the Chief Executive Officer.

The number of shares to be granted will be defined by SABESP's Board of Directors, within the aggregate global limit approved by the meeting of 1% of the share capital (on a fully diluted basis).

The Restricted Share Plan and the Performance Share Plan take into account the fair value of the Company's shares on the grant date, and are measured based on the observable market price. There are no alternatives for payment in cash, so that it will be settled by means of treasury shares.

The changes in the number of shares granted, canceled or exercised under these plans are as follows:

	Individual and Consolidated
Changes in shares	Performance shares	Restricted shares	Total
Balance at the beginning of year	-	-	-
Granted	2,066,834	366,716	2,433,550
Balance at the end of year	2,066,834	366,716	2,433,550

None of the shares granted in the period were exercised or canceled.

As of December 31, 2025, share-based payment plans have the following maturity dates, fair value and existing shares:

Performance shares:

	Individual and Consolidated
Grant date	Vesting rights conditions	Fair value on the grant date	Existing shares	Maximum remaining life

April 29, 2025	Performance conditions met, 1 to 5 years of service	92.18	1,190,252	5
December 19, 2025	Performance conditions met, 1 to 5 years of service	129.87	876,582	5

F-93

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Restricted shares:

	Individual and Consolidated
Grant date	Vesting rights conditions	Fair value on the grant date	Existing shares	Maximum remaining life

April 29, 2025	1 to 8 years of service	92.18	253,474	8
December 19, 2025	1 to 4 years of service	129.87	113,242	4

As of December 31, 2025, an expense of R$ 43 million was recognized in profit or loss for the period referring to the Long-Term Incentive Plans. Of this amount, R$ 30 million were offset against equity, and R$ 13 million, related to taxes, were recognized as Taxes and contributions payable.

Accounting policy

The cost of transactions settled with equity instruments is measured based on the fair value on the date on which they were granted. The fair value corresponds to the number of shares granted multiplied by the share value on the grant date.

This cost is recognized under employee benefit expenses together with the corresponding increase in equity (in other reserves), over the period in which the service is provided and, when applicable, performance conditions are met (vesting period). The accrued expense recognized for transactions that will be settled with equity securities on each reporting date until the vesting date reflects the extent to which the vesting period may have expired and the Company's best estimate of the number of grants that will ultimately vest. The expense or credit in the income statement for the period represents the changes in accrued expense recognized at the beginning and end of that period.

28	Earnings per share

Basic and diluted

The following table presents the earnings and shares data used in the calculation of basic and diluted earnings per share:

	Individual and Consolidated
	2025	2024

Profit attributable to the Company's shareholders	8,462,059	9,579,563
Weighted average number of common shares issued for basic earnings per share	683,916,648	683,509,868

Basic earnings per share (reais per share)	12.37	14.02

Dilution effect arising from:
Share-based payment	314,952	-
Weighted average number of ordinary shares adjusted for the effect of dilution	684,231,600	683,509,869
Diluted earnings per share (reais per share)	12.37	14.02

F-94

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

(*) The weighted average of the number of shares considers the effect of the weighted average of changes in treasury shares during the fiscal year.

29	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Profit or loss - Individual:

	2025			2024
	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to financial statements	Sanitation (i)	Reconciliation to statement of profit or loss (ii)	Balance according to financial statements

Gross operating revenue	25,433,878	14,430,593	39,864,471	32,616,131	6,220,581	38,836,712
Gross sales deductions	(1,814,904)	-	(1,814,904)	(2,729,791)	-	(2,729,791)
Net operating revenue	23,618,974	14,430,593	38,049,567	29,886,340	6,220,581	36,106,921
Selling, general and administrative expenses	(11,343,923)	(14,430,593)	(25,774,516)	(14,280,520)	(6,080,725)	(20,361,245)
Operating income before other operating expenses, net and equity accounting	12,275,051	-	12,275,051	15,605,820	139,856	15,745,676
Other operating income (expenses), net			273,071			(280,450)
Equity accounting			48,644			21,622
Financial income, net			(900,253)			(1,848,591)
Profit before income tax and social contribution			11,696,513			13,638,257
Depreciation and amortization	(2,203,829)		(2,203,829)	(2,671,709)		(2,671,709)

Profit or loss - Consolidated:

	2025			2024
	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to financial statements	Sanitation (i)	Reconciliation to statement of profit or loss (ii)	Balance according to financial statements

Gross operating revenue	25,471,321	14,437,363	39,908,684	32,650,986	6,225,871	38,876,857
Gross sales deductions	(1,816,634)	-	(1,816,634)	(2,731,380)	-	(2,731,380)
Net operating revenue	23,654,687	14,437,363	38,092,050	29,919,606	6,225,871	36,145,477
Selling, general and administrative expenses	(11,377,950)	(14,437,363)	(25,815,313)	(14,303,994)	(6,085,895)	(20,389,889)
Operating income before other operating expenses, net and equity accounting	12,276,737	-	12,276,737	15,615,612	139,976	15,755,588
Other operating income (expenses), net			274,731			(280,450)
Equity accounting			48,153			35,322
Financial income, net			(897,770)			(1,867,652)
Profit before income tax and social contribution			11,701,851			13,642,808
Depreciation and amortization	(2,208,762)		(2,208,762)	(2,676,642)		(2,676,642)

(i)	See Note 35 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.

Accounting policy

The operating segments are determined in a manner consistent with the internal reports of the decision maker, that

F-95

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

is, the Company's Management, composed of the Board of Directors and Executive Board, in relation to strategic decision-making, allocation of resources and performance evaluation.

The Company determined that it has a single operating segment, which is the provision of sanitation services.

The accounting policies used to determine segment information are the same as those used to prepare the financial statements.

The measurement of profit or loss by segment is the operating income before other operating expenses, net and equity valuation adjustment, which excludes revenue and construction costs.

The Company's Management analyzes the information on assets and liabilities on a consolidated basis. Consequently, information on assets and liabilities is not disclosed in a segregated manner.

Substantially, all non-current assets and revenues generated by customers are located in the State of São Paulo. Consequently, no financial information is disclosed by geographic area.

30	Operating revenue

Conciliation of gross operating revenue to net operating revenue:

	Individual		Consolidated
	2025	2024	2025	2024

Revenue from sanitation services (i)	24,723,613	23,860,000	24,761,056	23,894,855
Construction revenue	14,430,593	6,220,581	14,437,363	6,225,871
FAUSP (a)	(966,169)	(395,179)	(966,169)	(395,179)
Financial asset of the concession (ii)	1,676,434	9,151,310	1,676,434	9,151,310
PIS and Cofins	(1,701,053)	(2,631,187)	(1,702,667)	(2,632,653)
Regulation, Control and Oversight Fee (TRCF) (iii)	(113,851)	(98,604)	(113,967)	(98,727)
Net operating revenue	38,049,567	36,106,921	38,092,050	36,145,477

(i) Include R$ 122,655 referring to the TRCF charged from customers from January to December 2025 (R$ 117,878 from January to December 2024, respectively), in the municipalities regulated by ARSESP.

(ii) See Note 16.

(iii) Amount referring to regulatory, control, and oversight activities paid to regulatory authorities.

(a) Support Fund for Sanitation Universalization in the State of São Paulo – FAUSP

According to State Law No. 17,853 (“Law No. 17,853”), of December 8, 2023, which authorized the Executive Branch of the State of São Paulo (“State”) to promote measures to privatize SABESP, the Support Fund For Sanitation Universalization in the State of São Paulo (FAUSP) was created, intended to provide resources for basic sanitation actions, including those aimed at tariff moderation in the sector, with a view to achieving and anticipating the universalization goals that guarantee the service to 99% of the population with drinking water and 90% of the population with sewage collection and treatment by December 31, 2029, as well as quantitative goals of non-intermittence of supply, reduction of losses and improvement of treatment processes, provided for in Federal Law No. 11,445/2007 (“Law No. 11,445”).

F-96

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

According to paragraph 1 of article 4 of Law No. 17,853, the State must contribute, at least, the amount corresponding to 30% of the net amount obtained with the privatization of SABESP in FAUSP, as well as the amounts earned by the State as dividends or interest on equity distributed by SABESP (article 5 of Law No. 17,853). These resources should be allocated to actions in the basic sanitation sector, including those aimed at tariff moderation in the sector. Thus, in relation to this portion that will be supplied by the State, intended to provide resources for basic sanitation actions, there is no accounting impact for the Company, as the ownership of these resources belongs to the State, with no interference or participation of SABESP in this management.

Regarding the resources intended for tariff moderation, the mechanism provided for in the Concession Agreement of URAE-1 – Southeast is the creation of two escrow accounts, both owned by FAUSP, exercised through the Department of Environment, Infrastructure and Logistics (SEMIL). The first escrow account will be supplied by FAUSP resources and will be reduced when the balancing tariffs are higher than the application tariffs and after exhaustion of the resources of the second escrow account. In turn, the second escrow account is triggered in two (2) ways.

(a)     First trigger:

If the documentation for the qualification of the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) of a given municipality has not been filed with ARSESP, the percentage applied to the municipality's net revenue will be deposited in the second escrow account.

According to the Concession Agreement and based on article 13 of Law No. 11,445, funds may be established, to which resources will be allocated in order to fund the universalization of public sanitation services. The FMSAIs qualified or whose documentation has been filed with ARSESP will receive a percentage applied to the net revenue for the quarter, composed of the gross revenue obtained by SABESP in the municipalities, less the Contribution to Social Security Financing – Cofins, PIS - Social Integration Program, the Regulation, Control and Oversight Fee – TRCF and any charges that may be levied on the revenue. Payment must occur within 30 days after the publication of the Company's quarterly results, until the contractual advent in 2060. Therefore, the 371 municipalities that make up URAE-1 will be assured the transfers to FMSAI under the following terms:

•	São Paulo: 7.5% by 2040 and 8.0% from 2041;
•	São José dos Campos: 5%;
•	Other 369 municipalities: 4%.

(b)	Second trigger:

The regulatory model establishes the allocation flow of resources from FAUSP, aiming to allow the application tariff (to be paid by customers to SABESP for the use of services) be reduced, based on the amounts of the Company's fees prior to the effective date of the contract. Thus, whenever an application tariff lower than the balancing tariff is used, ARSESP will authorize the transfer of amounts from the escrow accounts to SABESP. On a quarterly basis, ARSESP will inform the Bank and SABESP of the amount that must be transferred due to differences between the application tariff and the balancing tariff. If the application tariff is lower than the balancing tariff, the Bank will make quarterly transfers to SABESP, and if the application tariff is higher than the balancing tariff, SABESP will transfer the amount informed by ARSESP to the second escrow account on a quarterly basis. When the application tariff is higher than the balancing tariff, a liability will be recognized, reducing the Company's operating revenue.

The methodology for calculating balancing tariffs is not yet defined by ARSESP, it being certain that the current application fees used by SABESP in the municipalities that make up URAE 1 – Southeast are higher than the balance fees to be defined by ARSESP based on Exhibit VIII of the Concession Agreement.

F-97

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

During the current fiscal year, the application tariffs charged by SABESP in the municipalities that comprise URAE 1 – Southeast were higher than the equilibrium tariffs. The methodology for constructing the equilibrium tariffs was defined by ARSESP in July 2025, based on the Concession Agreement and its annexes. From this methodology, and using the application tariff tables established by ARSESP Deliberation No. 1,539/2024, the Company revised the reference values of the equilibrium tariff used in the calculation of FAUSP.

Until the second quarter of 2025, the FAUSP provision was made using the information set forth in Annex VIII of the Concession Agreement, resulting in an approximate difference of 3.22% between equilibrium revenues and application revenues. From the third quarter of 2025 onwards, with the update of the reference values of the equilibrium tariffs, this difference increased to approximately 3.74%

As of December 31, 2025, the Company operated water and sewage services in 375 municipalities of the São Paulo State. Revenue from sanitation services provided for URAE-1 totaled R$ 25,258,543 for the year ended December 31, 2025, accounting for 99.16% of the consolidated amount.

As of December 31, 2025, there were no funds contributed to the Company regarding FAUSP.

Accounting policy

Revenue from sanitation services

Revenue from the provision of water supply and sewage services are recognized upon water consumption or upon the provision of services. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the provision of these services and are presented net of taxes and fees levied on them, rebates and discounts. Unbilled revenues represent revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates.

Revenues are recognized based on CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable to the revenue from contracts with customers. Revenues are recognized when they: i) identify contracts with customers; ii) identify the different obligations of the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligations of the contracts; and v) satisfy all performance obligations. Amounts receivable in a legal dispute are recognized when they are received.

Construction revenue

Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Service Concession Arrangements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. During the contract construction phase, the asset is classified as a contract asset and other concession assets, which the Company estimates that the fair value of its consideration is equivalent to the expected construction costs.

Income from restatement of financial assets of the concession

Restatement of assets classified as financial assets of the concession, as described in Note 15. The amounts are recognized considering the difference between the restatement of assets based on fair value by applying the Extended Consumer Price Index (IPCA) and the amortized cost of the bifurcated contract asset.

F-98

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Current Taxes

Revenues from sanitation services are subject to the levy of PIS - Social Integration Program and Cofins – Contribution to Social Security Financing, calculated at the rates of 1.65% and 7.60%, except for financial revenues, which are calculated at the rates of 0.65% and 4.00%, respectively.

The taxes related to PIS and Cofins levied on the amounts invoiced to public entities are due when the invoices are received.

These taxes are calculated under the non-cumulative regime, and are presented net of the corresponding credits, as deductions from gross revenue. The line “other operating income” and “financial income” are presented net of these taxes in the income statement.

In addition, revenues from sanitation services are also subject to the levy of the TRCF – Regulation, Control and Oversight Fee, which results from ARSESP's performance of regulation, control and oversight activity (regulatory agency), calculated at a rate of 0.50% of the annual revenue directly obtained from the provision of the service, minus the amounts of taxes levied on it, and which acts as a transfer mechanism from Sabesp to the regulatory agency.

Deferred taxes

Taxes related to deferred PIS and COFINS are determined considering the tax rates (and laws) in effect on the date of preparation of the financial statements, and which are expected to be applicable when the respective taxes are realized, and are recognized only to the extent that it is probable that there will be a tax base to be paid or offset.

31	Operating costs and expenses

	Individual		Consolidated
	2025	2024	2025	2024
Operational costs
Salaries, payroll charges, and benefits	(2,108,429)	(2,356,764)	(2,108,947)	(2,357,526)
Pension plan obligations	(49,920)	(23,704)	(49,920)	(23,704)
Construction costs (Note 30)	(14,430,593)	(6,080,725)	(14,437,363)	(6,085,895)
General supplies	(361,964)	(343,889)	(363,122)	(345,771)
Treatment supplies	(502,888)	(576,871)	(503,771)	(577,639)
Outsourced services	(2,136,154)	(1,910,714)	(2,141,555)	(1,915,851)
Electricity	(1,521,786)	(1,569,277)	(1,532,772)	(1,573,067)
General expenses	(789,568)	(1,246,107)	(790,184)	(1,246,474)
Depreciation and amortization	(2,059,121)	(2,472,212)	(2,064,054)	(2,477,146)
	(23,960,423)	(16,580,263)	(23,991,688)	(16,603,073)

Selling expenses
Salaries, payroll charges, and benefits	(259,937)	(335,211)	(260,098)	(335,382)
Pension plan obligations	(7,017)	(3,825)	(7,017)	(3,825)
General supplies	(18,569)	(4,594)	(18,599)	(4,679)
Outsourced services	(396,385)	(423,300)	(397,062)	(423,964)
Electricity	(1,650)	(658)	(1,650)	(658)
General expenses	(2,037)	(98,535)	(2,334)	(98,800)
Depreciation and amortization	(56,516)	(50,281)	(56,516)	(50,281)
	(742,111)	(916,404)	(743,276)	(917,589)

Allowance for doubtful accounts (Note 10 (c))	(61,450)	(557,126)	(62,067)	(557,789)

Administrative expenses
Salaries, payroll charges, and benefits	(332,907)	(601,590)	(333,274)	(602,217)
Pension plan obligations	(135,423)	(78,428)	(135,423)	(78,428)
General supplies	(6,085)	(108,893)	(6,080)	(108,901)
Outsourced services	(285,869)	(390,144)	(287,318)	(391,637)
Electricity	(125)	(1,191)	(125)	(1,297)
General expenses	(68,188)	(898,528)	(75,429)	(898,587)
Depreciation and amortization	(88,192)	(149,216)	(88,192)	(149,215)
Tax expenses	(93,743)	(79,462)	(92,441)	(81,156)
	(1,010,532)	(2,307,452)	(1,018,282)	(2,311,438)

Total	(25,774,516)	(20,361,245)	(25,815,313)	(20,389,889)

Operating costs and expenses
Salaries, payroll charges, and benefits	(2,701,273)	(3,293,565)	(2,702,319)	(3,295,125)
Pension plan obligations (Note 25 (iv))	(192,360)	(105,957)	(192,360)	(105,957)
Construction costs (Note 30)	(14,430,593)	(6,080,725)	(14,437,363)	(6,085,895)
General supplies	(386,618)	(457,376)	(387,801)	(459,351)
Treatment supplies	(502,888)	(576,871)	(503,771)	(577,639)
Outsourced services	(2,818,408)	(2,724,158)	(2,825,935)	(2,731,452)
Electricity	(1,523,561)	(1,571,126)	(1,534,547)	(1,575,022)
General expenses	(859,793)	(2,243,170)	(867,937)	(2,243,861)
Depreciation and amortization	(2,203,829)	(2,671,709)	(2,208,762)	(2,676,642)
Tax expenses	(93,743)	(79,462)	(92,441)	(81,156)
Allowance for doubtful accounts (Note 10 (c))	(61,450)	(557,126)	(62,067)	(557,789)

Total	(25,774,516)	(20,361,245)	(25,815,313)	(20,389,889)

F-99

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

32	Financial income, net

	Individual		Consolidated
	2025	2024	2025	2024

Financial Expenses
Interest and charges on borrowings and financing – local currency	(3,456,991)	(1,360,747)	(3,456,991)	(1,360,747)
Interest and charges on borrowings and financing – foreign currency	-	(120,272)	-	(120,270)
Other financial expenses	(843,393)	(758,109)	(842,332)	(758,703)
Inflation adjustment on borrowings and financing	-	(134,258)	-	(134,258)
Other inflation adjustments	(41,760)	(8,888)	(41,988)	(15,046)
Interest and inflation adjustments on provisions	115,533	(312,280)	115,533	(312,280)
Total financial expenses	(4,226,611)	(2,694,554)	(4,225,778)	(2,701,304)

Financial income
Inflation adjustment - gains	1,816,862	296,915	1,816,875	296,916
Income on financial investments	1,345,679	551,682	1,347,002	552,168
Interest income	455,777	277,690	456,090	264,892
PIS and Cofins	(168,079)	(69,918)	(168,079)	(69,918)
Other	10	93	11	93
Total financial income	3,450,249	1,056,462	3,451,899	1,044,151

Financial, net before exchange rate changes	(776,362)	(1,638,092)	(773,879)	(1,657,153)

Exchange rate changes
Exchange rate changes on borrowings and financing	-	(525,624)	-	(525,624)
Gains (Losses) with derivative financial instruments	(123,880)	315,079	(123,880)	315,079
Exchange rate changes on assets	-	46	-	46
Other exchange rate changes	(11)	-	(11)	-
Exchange rate changes, net	(123,891)	(210,499)	(123,891)	(210,499)

Net financial result	(900,253)	(1,848,591)	(897,770)	(1,867,652)

F-100

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Accounting policy

Financial revenues are substantially represented by interest and inflation adjustments, resulting financial investments, escrow deposits and installment agreements with customers, and are calculated using the effective interest method.

Financial expenses refer to interest, inflation adjustments and exchange variations arising mainly from borrowings, financing, provisions, public-private partnership and program contract commitments and are calculated using the effective interest method.

The gains or losses in inflation adjustments are due to the collection or payment to third parties, as required by contract, by law or by court decision, recognized by the pro rata temporis accrual basis, and the inflation adjustments included in the contracts are not considered as embedded derivatives, as they are considered as correction indexes for the Company's economic environment.

33	Other operating income (expenses), net

	Individual		Consolidated
	2025	2024	2025	2024

Other operating income, net[1]	505,354	59,063	507,014	59,063
Other operating expenses	(232,283)	(339,513)	(232,283)	(339,513)
Other operating income (expenses), net	273,071	(280,450)	274,731	(280,450)

1Includes the recognition of out-of-period tax credits related to PIS and COFINS, resulting from the Company’s ordinary operations. Refer to Note 20.

Other operating income includes revenue from the sale of property, plant and equipment, right to sell electricity, indemnities and reimbursement of expenses, contractual fines and guarantees, property leases, reuse water, PURA projects and services, exclusivity agreement and bank commissions,

Other operating expenses usually include the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses on operational assets and asset indemnification. In 2025, there was recognition of R$ 38,260 related to the write-off of operating assets.

34	Commitments

The Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2025 are as follows:

F-101

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

	1 year	1-3 years	3-5 years	More than 5 years	Total

Contractual obligations - Expenses	6,173,235	3,844,890	1588,794	3,648,971	15,255,890
Contractual obligations - Investments	13,116,128	8,356,462	1,852,640	452,305	23,777,535
Total	19,289,363	12,201,352	3,441,434	4,101,276	39,033,425

35	Supplemental cash flow information

	Individual		Consolidated
	2025	2024	2025	2024
Total additions to property, plant and equipment (Note 16 (b))	291,990	100,728	291,990	100,728
Total additions to contract assets (Note 13)	16,677,794	6,670,657	16,684,564	6,675,914
Total additions to intangible assets (Note 14 (b))	3,207	2,862,651	3,207	2,862,651
Items not affecting cash (see breakdown below)	(3,237,768)	(1,608,499)	(3,239,369)	(1,608,619)
Total additions to intangible assets and contract assets according to statement of cash flows	13,735,223	8,025,537	13,740,392	8,030,674

Investment and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	820,213	564,302	820,213	564,302
Contractors payable	2,417,014	748,088	2,418,615	748,088
Performance agreements	-	72,205	-	72,205
Right of use	541	84,048	541	84,048
Construction margin (Note 13)	-	139,856	-	139,976
Total	3,237,768	1,608,499	3,239,369	1,608,619

In accordance with Technical Pronouncement CPC 03 (R2)/IAs 7 – Statement of Cash Flows, the Company has adopted the following accounting policy for the presentation of interest and dividends in the Statement of Cash Flows (“SCF”):

•	Interest paid as cash flows from operating activities, as they represent financial costs associated with the Company’s operating cycle and the maintenance of working capital.

•	Dividends received as cash flows from investing activities, since they constitute returns on equity interests and other investments.

•	Dividends and interest on equity paid as cash flows from financing activities, as they represent remuneration to shareholders related to the Company’s capital structure.

The choice of this accounting policy was made based on the relevance of the information to the users of the financial statements and the pursuit of consistency with the economic nature of the transactions and with market practices.

The Company will maintain this policy consistently in subsequent periods, unless there is a material change in operations or in applicable accounting standards that would justify a revision.

36	Events after the reporting period

•	A/B bond - Inter-American Investment Corporation

F-102

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

On January 27, 2026, the Company contracted financing with the Inter-American Investment Corporation, in the total amount of US$ 1,500,000 thousand, divided into (a) $150,000 thousand (Financing A); and (b) US$ 1,350,000 thousand (Financing B). Disbursements will occur from time to time, as provided for in the Loan Agreement, it being understood that Financing A will initially be disbursed in a single installment, with final maturity in 2038 and Financing B will initially be disbursed in two installments, one maturing in 2031 and the other in 2036.

The Financing was contracted within the scope of a structured transaction, with the Financing B pledged as collateral for the issue of blue senior secured notes (Blue Bonds) to be issued in two series by Nova Securitisation S.à.r.l, a limited liability company (societé à responsabilité limitée), incorporated in Luxembourg. The Blue Bonds were priced today, with the series with a final maturity in 2031 being in the total principal amount of US$ 850,000 thousand, priced at 5.750%, and the series with a final maturity in 2036 being in the total principal amount of US$ 500,000 thousand, priced at 6,500%, and which will be listed on the Euro MTF market of the Luxembourg Stock Exchange. The issue of the Blue Bonds and the Financing contracting are expected to occur, subject to usual conditions precedent, on February 3, 2026.

The Blue Bonds were placed on the international market and offered only to qualified institutional investors residing in the United States of America (USA), based on the regulations issued by the Securities and Exchange Commission, specifically, “Rule 144A”, who are also “qualified purchasers” (as defined in the Investment Company Act regulations); and, in other countries, except in Brazil and the USA, based on “Regulation S” of the US Securities Act of 1933, in both cases, investors must also be considered eligible purchasers (as defined in the Blue Bonds transaction documents).

The funds obtained from the transaction will be allocated to projects linked to the Company's compliance with the goals of universalization of basic sanitation in the state of São Paulo, including the construction and improvement of sewage treatment plants and the expansion of collection systems.

•	Saneamento de Mirassol – Sanessol

On January 27, 2026, the Company entered into a Share Purchase Agreement and Other Covenants (Agreement) with Iguá Saneamento S.A. (Iguá) for the acquisition of common shares equivalent to 90% of the capital stock of Saneamento de Mirassol – Sanessol S.A. (Sanessol).

The acquisition of the equity interest in Sanessol was proposed by Sabesp, as part of the Company's strategy to expand and consolidate its operations in the sanitation sector in Brazil, in line with its focus on the provision of public water supply and sewage services. Sanessol's net revenue for the period ended December 31, 2024 was R$ 62,720 thousand.

The consummation of the transaction is subject to the verification of conditions precedent, commonly practiced by the market in this type of transaction, including its approval by the Brazilian Antitrust Agency (CADE).

Sanessol has as its corporate purpose the provision of public water and sewage services and is the holder of the concession agreement for the operation of the public water supply and sewage service in the municipality of Mirassol, state of São Paulo, serving a population of approximately 65 thousand inhabitants.

•	38th simple debentures issue

In February 10, 2026, the Company approved the 38th issue of non-convertible unsecured debentures, in up to 5 series, for public distribution, under the automatic registration procedure, intended for professional investors, pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended, in the total amount of R$ 6,292,086.  The

F-103

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

Offer will be intended exclusively for professional investors, pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended, and the process of structuring the Offer and distributing the Debentures will be conducted by financial institutions that are part of the securities distribution system, under firm placement commitment.

•	EMAE

On January 21, 2026, the completion of the transaction involving the acquisition of 11,009,550 common shares issued by Empresa Metropolitana de Águas e Energia S.A. (“EMAE”) took place. These shares represent approximately 74.9% of the voting capital and approximately 29.79% of EMAE’s total capital, pursuant to the purchase and sale agreement entered into with Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (“Vórtx”), acting as trustee, representing the debenture holders of the First Issuance of Simple Debentures, Non-Convertible into Shares, Secured by Real Collateral, with Additional Personal Guarantee, in a Single Series, for Private Placement, of Phoenix Água e Energia S.A.

On this date, the Company paid Vórtx a price of R$62.00 per acquired common share, in cash, resulting from the application of the CDI rate on the amount of R$59.33 per share, totaling a consideration of R$682,643.

As a result of the completion of the aforementioned transaction, pursuant to applicable regulations, on February 2, 2026, the Company submitted to the CVM a request for registration of a public tender offer for the acquisition of the remaining common shares issued by the Company due to the transfer of control, in accordance with Article 254-A of the Brazilian Corporations Law, as well as Articles 45 and 46 of CVM Resolution No. 215 of October 10, 2024, as amended.

On January 28, 2026, the completion of the transaction involving the acquisition of 14,856,900 preferred, registered, book-entry shares without par value issued by EMAE took place. These shares represent approximately 40.21% of the total capital and 66.80% of EMAE’s preferred shares, pursuant to the share purchase and other agreements entered into with Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”) on October 3, 2025.

Also on January 28, 2026, the Company paid Eletrobras a price of R$32.07 per acquired preferred share, in cash, totaling a consideration of R$476,461.

With the consummation of the transactions with Vórtx and Eletrobras, the Company came to hold shares representing 70.1% of EMAE’s total capital.

On February 24, 2026, EMAE disclosed a material fact informing that its financial statements for the fiscal year ended December 31, 2025 had been postponed, due to EMAE’s decision to carry out internal investigations, with the purpose of ensuring adequate technical consistency, integrity, and reliability of the financial statements prior to their disclosure. According to the material fact, the decision to initiate such procedure was adopted as a diligence measure in light of related-party transactions between EMAE and its former controlling shareholder, and the existence of EMAE’s investments amounting to approximately R$144 million in securities issued by institutions belonging to the Banco Master conglomerate.

These internal investigations are expected to be concluded within approximately 100 days, with the disclosure of its financial statements estimated by May 31, 2026. In view of these facts, the Company has not yet completed the measurement of the fair value of the identifiable assets acquired, liabilities assumed, and contingent consideration. Consequently, certain disclosure items required by CPC 15 (R1) / IFRS 3 cannot be presented at this date. The measurement period will follow the timeframe provided in this standard, and the respective disclosures will be made as soon as the events described in the previous paragraph are duly concluded.

F-104

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Notes to the Financial Statements for the Years ended December 31, 2025 and 2024 In thousands of reais, unless otherwise stated

On March 12, 2026, the Company entered into a purchase and sale agreement of quotas and other covenants with África Fundo de Investimento Multimercado Responsabilidade Limitada for the acquisition of 100% of the quotas of Oceania Fundo de Investimento em Ações (“Oceania”) in the amount of R$ 171,638.

The sole asset of Oceania consists of 3,407,000 common, registered, book-entry shares without par value issued by EMAE, representing 23.17% of EMAE’s common shares and 9.22% of EMAE’s total share capital.

The acquisition price was paid in cash on March 13, 2026, and corresponds to the price per share offered under the public tender offer for EMAE’s common shares, registered with the CVM, pursuant to Article 254-A of Law No. 6,404 of December 15, 1976 (i.e., R$ 49.47, duly updated by the SELIC rate up to March 11, 2026, which amounts to a price per EMAE share of R$ 50.38).

F-105

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Executive Officers’ Statement on the Financial Statements

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended December 31, 2025.

São Paulo, March 16, 2026.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leone Piani

CEO

Daniel Szlak

Chief Financial and Investor Relations Officer

F-106

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Executive Officers’ Statement on the Independent Auditor’s Report Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Independent Auditor’s Report on the financial statements for the year ended December 31, 2025.

São Paulo, March 16, 2026.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leone Piani

CEO

Daniel Szlak

Chief Financial and Investor Relations Officer

F-107

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
Fiscal Council’s Opinion

OPINION

The Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, by all of its undersigned members, within its legal attributions and responsibilities, examined the Financial Statements, the Annual Management Report and the Management's Proposal for Allocation of Income, for the fiscal year ended December 31, 2025 and, based on analyzes carried out by the Management and the Audit Committee, also considering the Report of Ernst & Young Auditores Independentes issued without reservations, dated March 16, 2026, it is of the opinion that said documents can be analyzed by the General Meeting.

São Paulo, March 16, 2026.

Aristóteles Nogueira Filho Coordinator	Gisomar Francisco de Bittencourt Marinho Member
Hamilton Valente da Silva Junior Member	Maria Salete Garcia Pinheiro Member
Fabio Aurélio Aguilera Mendes Member

F-108

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
SUMMARY ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2025

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.	PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, created at the meeting of the Board of Directors of June 26, 2006, is composed of at least three (3) and at most five (5) members who cumulatively meet the technical knowledge and time availability requirements. In compliance with the U.S. Securities and Exchange Commission – SEC, the Committee has the duties of Sabesp’s Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors, and acts with autonomy and independence in the exercise of its duties, operating as an auxiliary, advisory and consulting body, without decision-making power or executive attributions. The duties and responsibilities of the Committee are performed in compliance with the applicable legal, statutory and regulatory attributions. The Committee's responsibility is related to the review and monitoring, within its supervisory capacity, of the processes for preparing and publishing financial and audit reports.

The Committee's assessments are based on information received from Management, independent auditors, internal audit, those responsible for risk management and internal controls and on its own analyzes arising from its supervision and monitoring activities.

At the Board of Directors' Meeting of October 1, 2024, Messrs. Mateus Affonso Bandeira and Gustavo Rocha Gattass were elected members of the Statutory Audit Committee, and Mr. Mateus Affonso Bandeira was appointed as Coordinator and Financial Specialist, pursuant to paragraph four of article 27 of the Company's Bylaws. At the Board of Directors' Meeting of November 8, 2024, Messrs. Eduardo Person Pardini and Saulo de Tarso Alves de Lara were elected external members of the Audit Committee, as provided for in paragraph one of article 17 of Sabesp's Bylaws.

2.	ACTIVITIES CARRIED OUT IN THE PERIOD

From 03/25/2025 to 03/16/2026, the Committee held 14 formal meetings with the officers and other executives as well as employees, internal auditors, independent auditors and any other guests. It should be noted that, of these meetings, three were held jointly with the Fiscal Council.

The main activities performed by the Committee were as follows:

•	Review, approval and supervision of the annual work plan of the Internal Audit;
•	Monitoring of provisions and judicial contingencies;
•	Monitoring of corporate risk management;
•	Monitoring of compliance activities;
•	Evaluation and monitoring of the effectiveness of Internal Controls;
•	Reporting Channel: Monitoring of investigations and complaints;

F-109

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
SUMMARY ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2025
•	Follow-up of the investigation of complaints against administrators;
•	Monitoring of actions for the remediation of material weaknesses reported by the external auditors;
•	Supervision of the performance of independent auditors;
•	Monitoring of the activities of the Ethics Committee;
•	Monitoring the implementation of action plans, resulting from the recommendations made by the Internal Audit and Independent Audit;
•	Identification and recommendation for process improvements, during discussions with the various areas called for, as well as monitoring and follow-up of the implementation of these recommendations;
•	Review of the Sustainability Report;
•	Monitoring of the process of preparing the financial statements;
•	Review of the Quarterly Information - ITRs, the Annual Management Report, the Financial Statements, the Reference Form, Form 20-F and the Report on the Brazilian Corporate Governance Code;
•	Assessment of Internal Regulations and Institutional Policies.
•	Assessment and monitoring of the adequacy of Transactions with related parties;
•	Discussion regarding the restricted session for voting on the proposal to amend the Novo Mercado Regulation of B3; and
•	Monitoring the business budget.

In addition, the Committee summoned representatives from various areas to monitor the following items: (i) Cash flow evolution; (ii) Procurement governance; (iii) Performance of pension plans managed by SABESPREV; (iv) Information security; and (v) Special Purpose Entities – SPEs (related parties); among others.

In addition, contacts were made by conference call or by other means of communication between the Committee members, the Company's Managers and Internal Auditors and Independent Auditors, to discuss specific aspects pertinent to the Committee's responsibilities.

3.	RECOMMENDATIONS FOR BUSINESS PROCESS IMPROVEMENTS

In the discussions established in the meetings held in the period in question, with the managers of the various areas of the Company, various recommendations for improvement actions for control and business management processes were made. The pending issues and the respective compliance with the proposed actions are duly recorded in minutes. The Committee periodically monitors the implementation of these improvements and the suggested adjustments.

4.	EVALUATION OF THE EFFECTIVENESS OF INTERNAL CONTROL SYSTEMS

The methodology adopted by Sabesp for the implementation and evaluation of internal controls is in line with the structure of the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO), and with the Sarbanes-Oxley Act.

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Companhia de Saneamento Básico do Estado de São Paulo – SABESP
SUMMARY ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2025

Sabesp's Management is responsible for the design and implementation of internal control policies, procedures, processes and practices that provide for the safeguarding of assets, the timely recognition of liabilities, adherence to rules and the integrity and accuracy of information.

The Internal Audit is responsible for assessing the degree of compliance or observance, by all areas of Sabesp, of the procedures and practices of internal controls and that these are in effective application.

The Audit Committee supervised the activities related to the implementation and evaluation of internal controls through presentations of the areas responsible for the controls and the findings reported by the Internal and Independent Audits.

5.	EVALUATION OF THE EFFECTIVENESS OF INTERNAL AND INDEPENDENT AUDITS

The Committee maintains a regular channel of communication with the internal and independent auditors, allowing a broad discussion of the results of its work, accounting aspects and relevant internal controls and, as a result, evaluates as fully satisfactory the volume and quality of the information provided by these professionals, which support its opinion on the adequacy and integrity of the internal control systems and financial statements.

The Committee monitored the activities carried out by the Internal Audit and the Independent Audit, either by holding periodic meetings or by reviewing the reports issued. As a result, the Committee positively evaluates the coverage and quality of the works carried out by the Internal Audit and the Independent Audit, concerning the financial statements for the fiscal year ended on December 31, 2025.

During the course of the works, the Committee did not identify any situation that could affect the objectivity and independence of BDO RCS Auditores Independentes and Ernst & Young Auditores Independentes in relation to Sabesp. Thus, under the terms of the Internal Rules of the Audit Committee, it informs the Board of Directors that it is not aware of any type of relationship between BDO RCS Auditores Independentes and Ernst & Young Auditores Independentes in relation to Sabesp that may have affected its independence in the performance of the independent audit of the financial statements ended on December 31, 2025.

In addition, the Committee did not identify any situation of significant divergence between Sabesp's Management, Ernst & Young and the Audit Committee itself in relation to Sabesp 2024 Financial Statements.

6.	ADEQUACY OF THE STRUCTURE AND BUDGET OF THE INTERNAL AUDIT

The Audit Committee evaluated the structure and budget of the Internal Audit, which were considered adequate to the performance of its duties. Such evaluation was carried out in compliance with Article 23 of the Novo Mercado Rules.

7.	EVALUATION OF THE QUALITY OF THE FINANCIAL STATEMENTS

The Management is responsible for the definition and implementation of information systems that produce Sabesp's financial statements, in compliance with the corporate law, accounting practices, Brazilian Securities and Exchange

F-111

Companhia de Saneamento Básico do Estado de São Paulo – SABESP
SUMMARY ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2025

Commission – CVM standards and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board – IASB, and, as it is listed on The New York Stock Exchange - NYSE, the standards issued by the U.S. Securities and Exchange Commission - SEC and Sarbanes-Oxley Law.

The Committee met on several occasions with those responsible for the accounting areas to analyze the procedures that involved the process of preparing the financial statements for the year ended December 31, 2025, as well as the respective quarterly information.

Finally, it discussed with the independent auditors the results of the work and its findings on the audit of the aforementioned financial statements, whose report is presented without reservations. The main points discussed were also related to the accounting practices adopted in Brazil, as well as recommendations and other notes in the internal control reports and presentation of the financial statements.

The Committee verified that the financial statements are appropriate in relation to accounting practices and Brazilian corporate law, as well as the standards of the Brazilian Securities and Exchange Commission – CVM and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board – IASB, and the standards issued by the SEC and Sarbanes-Oxley Act.

8.	CONCLUSIONS

The Committee's opinions and judgments depend on the information presented by Sabesp, in particular from the Managers and other leaders in the Accounting, Legal, Internal Audit, Compliance and Risk Management areas, and others that may be involved, in addition to the Independent Auditors. The Committee believes that all relevant matters made known to it are adequately disclosed in the Financial Statements for the year ended December 31, 2025, accompanied by the Independent Auditors' Report issued without reservations, and, therefore, recommends to the Board of Directors the approval of said audited Financial Statements.

São Paulo, March 16, 2026.

Mateus Affonso Bandeira Coordinator	Gustavo Rocha Gattass Member
Eduardo Person Pardini Member	Saulo de Tarso Alves de Lara Member

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 17, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.